DEXIA
Group

RECEIVED
2005 NOV 29 P 12: 28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Secretary-General

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

05012922

SUPPL

November 18th, 2005

Attention: Special Counsel/Office of International Corporate Finance

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

Please find enclosed the English version of the press release of 16 November 2005 according to the announcement of the publication of the Q3 2005 results as well as of these of 17 November 2005 according to:

- the 2006 financial calendar;
- activity and results as of September 30, 2005;
- nominations of the Board of Directors of Dexia SA;
- new organizational structure of the Dexia Group.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

11/30

PRESS RELEASE
COMMUNIQUE DE PRESSE
PERSBERICHT

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

16/11/2005
1 p.

Dexia will publish its Q3 results 2005 on Thursday, November, 17 at 2:00 p.m.

The press release will be posted on the Dexia site www.dexia.com at the same time.

Dexia publiera ses résultats du 3ème trimestre 2005 le jeudi 17 novembre à 14 heures.

Le communiqué de presse sera en ligne sur le site Dexia : www.dexia.com à la même heure.

Dexia publiceert haar resultaten derde trimester 2005 op donderdag 17 november om 14.00 u.

Het persbericht zal vanaf dat ogenblik on line beschikbaar zijn op de Dexia site www.dexia.com.

DEXIA

PRESS RELEASE
COMMUNIQUE DE PRESSE
PERSBERICHT

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

17/11/2005
1 p.

2006 financial calendar

Thursday, 2 March	Publication of the 2005 results
Wednesday, 10 May	Annual Shareholders' Meeting
Tuesday, 23 May	Publication of the results as of March 31, 2006
Wednesday, 24 May	Payment of the 2005 dividend
Tuesday, 5 September	Publication of the results as of June 30, 2006
Thursday, 16 November	Publication of the results as of September 30, 2006

\- - - - -

Calendrier financier 2006

Jeudi 2 mars	Publication des résultats de l'année 2005
Mercredi 10 mai	Assemblée Générale annuelle
Mardi 23 mai	Publication des résultats au 31 mars 2006
Mercredi 24 mai	Paiement du dividende 2005
Mardi 5 septembre	Publication des résultats au 30 juin 2006
Jeudi 16 novembre	Publication des résultats au 30 septembre 2006

\- - - - -

Financiële kalender 2006

Donderdag 2 maart	Publicatie van de resultaten van 2005
Woensdag 10 mei	Jaarlijkse Algemene Vergadering
Dinsdag 23 mei	Publicatie van de resultaten op 31 maart 2006
Woensdag 24 mei	Betaling van dividend 2005
Dinsdag 5 september	Publicatie van de resultaten op 30 juni 2006
Donderdag 16 november	Publicatie van de resultaten op 30 september 2006

Contacts

Press	**Paris: +33 1 43 92 80 20**	**Brussels: +32 2 222 44 01**
Investor Relations	**Paris: +33 1 43 92 83 93/82 54**	**Brussels: +32 2 213 57 46/49**

PRESS RELEASE

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

17/11/2005
18 p.

Activity and results as of September 30, 2005

- **Strong activity in all business lines**
- **Results continue to progress, following a record year 2004**
- **Return on equity increases strongly, despite growth of capital base**

THIRD QUARTER 2005

Net income – Group share:	**EUR 502 million**	
Variation over Q3 2004	*- reported:*	*+28.6%*
	*- underlying***:*	*+10.9%*
Earnings per share*:	**EUR 0.47**	**+34.3% on Q3 2004**
Return on equity:**	**19.3%**	**(17.5% in Q3 2004)**

NINE MONTHS 2005

Net income – Group share:	**EUR 1,485 million**	
Variation over 9 months 2004	*- reported:*	*+6.4%*
	*- underlying***:*	*+8.1%*
Earnings per share*:	**EUR 1.36**	**+ 9.3%**
Return on equity:**	**19.3%**	**(17.5% in same period of 2004)**
Tier 1 ratio:	**9.9%**	**(9.4% at June 30, 2005)**

*Undiluted. ** Annualized. ***Excludes nonrecurring items and marked to market variations on FSA's CDS portfolio.

I. CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

Foreword

1. First nine months and third quarter 2005 results are presented under EU GAAP (i.e. IFRS as endorsed by the European Commission), including the IAS 32&39 and IFRS 4 standards. Comparisons with the equivalent periods of 2004 are not totally relevant since the three standards mentioned above were not in place in 2004.
2. The consolidated financial statements hereunder include the contribution of FSA, notwithstanding the fact that FSA has delayed its earnings release for the third quarter 2005 due to the Securities and Exchange Commission's request to restate past periods (see press release dated November 8, 2005). Such restatements will have no incidence on Dexia's consolidated financial statements until 2004, and concerning 2005 the impact will not be material.

The Board of Directors of Dexia met on November 17, 2005 and approved the Group's financial statements as of September 30, 2005.

Consolidated statement of income

in millions of EUR	Q3 04	Q3 05	variation	9M 2004	9M 2005	variation
Income	1,319	1,510	+ 14.5%	4,185	4,406	+ 5.3%
Costs	-766	-821	+ 7.3%	-2,265	-2,387	+ 5.4%
Gross operating income	**554**	**689**	**+ 24.4%**	**1,920**	**2,019**	**+ 5.1%**
Cost of risk	-1	23	n.s.	-23	-26	+ 15.9%
Impairment on (in)tangible assets	-1	0	n.s.	-17	1	n.s.
Tax expense	-151	-194	+ 28.8%	-431	-467	+ 8.2%
Net income	**401**	**518**	**+ 29.1%**	**1,449**	**1,527**	**+ 5.4%**
Minority interests	10	16	+ 48.8%	53	42	- 19.6%
Net income – Group share	**391**	**502**	**+ 28.6%**	**1,396**	**1,485**	**+ 6.4%**
Cost-income ratio	58.0 %	54.4 %	-	54.1%	54.2%	-
ROE (annualized)	14.4 %	19.3 %	-	17.5%	19.3%	-

Net income - Group share amounted to EUR 1,485 million in the first nine months of 2005, up EUR 89 million (+6.4%) over the same period of 2004. Some minor changes took place in the scope of consolidation, accounting for a small variation (EUR -2 million), and the contribution of the non-operating factors was slightly lower in 2005 (EUR 148 million, compared to EUR 158 million in the same period of 2004). Hence, the underlying[1]

[1] "Underlying" results exclude the non-operating factors, i.e. both the nonrecurring elements of the period, described and quantified individually, and also the variations of the marked-to-market value of FSA's CDS portfolio. The latter instruments being classified as derivatives, the variation of their market value during the reporting period is taken as a trading result; this treatment under IAS 39 does not allow a good understanding of

performance of the business progressed by EUR +100 million, or 8.1%, (+8.7% at constant exchange rate) overall, and was good in all business lines and particularly in Public Finance (+15.0%) and Personal Financial Services (+13.1%).

During the third quarter of 2005, net income - Group share amounted to EUR 502 million, up 28.6% on the third quarter of 2004. This strong variation is due in good part to the contribution of non-operating items (EUR 78 million in the quarter, against EUR 8 million in the same quarter of 2004). However, the underlying trend has also been very positive in the business lines – as will be analyzed below – and more particularly in Public Finance (+23.0% over Q3 2004), Personal Financial Services (+9.8%), Investment Management and Insurance Services (+29.7%), and Treasury and Financial Markets (+56.0%).

Total income amounted to EUR 4,406 million in the first nine months of 2005, up EUR 221 million. At constant scope of consolidation, the increase was EUR 235 million (+5.6%) over the same period of 2004. During the period, the revenues stemming from Central Assets and non-operating factors were EUR 52 million lower than in the equivalent period of 2004 – as seen below – whilst the growth of underlying revenues in all the business lines has been very strong: respectively EUR +166 million in Public Finance (+11.1%, and +12.0% at constant exchange rate); EUR +66 million in Personal Financial Services (+4.1%); EUR +33 million in Investment Management and Insurance Services (+7.2%), and EUR +23 million in Treasury and Financial Markets (+6.7%).

During the third quarter of 2005, total income amounted to EUR 1,510 million, up EUR 191 million compared to the third quarter of 2004 (+14.5%). The non-operating items and Central Assets account for EUR 35 million of this variation – as will be seen below – and the remainder comes from the strong underlying performance of all the business lines.

Costs stood at EUR 2,387 million in the first nine months 2005, up 5.4% (+5.6% at constant exchange rate and without non-operating factors). This evolution is pulled to a large part by the expenditure made on the various development projects carried on since the beginning of the year. In this context however, Personal Financial Services have managed to contain their cost base, with only 1.2% underlying increase over the same period of last year.

During the third quarter of 2005, costs amounted to EUR 821 million. This amount includes a nonrecurring charge of EUR 11 million linked to the closure of Rekord, an insurance subsidiary in Germany. Besides, the charges under IFRS linked to the stock option plan in 2005 have been unequally incurred during the first three quarters (EUR 1 million in Q1 and Q2 respectively, EUR 13 million in Q3).

The **cost-income ratio** is 54.2%, in the first nine months of 2005, nearly unchanged from the same period of 2004. The underlying cost-income ratio stands at 55.5% (compared to 55.4% in the first nine months of 2004), a very minor change when put in the perspective of the expenditure made to develop the business and franchise of Dexia worldwide since the beginning of the year.

---

the economic results, as this portfolio is composed of AAA-rated instruments, which FSA is committed to insure until maturity. Thus, the positive or negative marked-to-market variations on this book in any period are not underlying results, as they will eventually add up to zero.

The **gross operating income** amounted to EUR 2,019 million in the first nine months of 2005, up 5.1% compared to the first nine months of 2004. On the underlying basis, the growth was +5.2% (+5.7% at constant exchange rate). Taking aside the effects of the non-operating items, one can see very satisfactory underlying performances in the business lines, particularly in Public Finance, where a +12.1% growth year on year was achieved (+13.2% at constant exchange rate), and in Personal Financial Services which delivered also a +12.1% progression, after two years of strong double digit growth – see detailed analysis below.

In the third quarter of 2005, gross operating income amounted to EUR 689 million, up EUR 135 million (+24.4%) compared to the third quarter of 2004, the non-operating items having accounted for a large part of this variance (respectively EUR 69 million in Q3 2005 and EUR 8 million in Q3 2004). On the underlying basis, the growth was very strong: +13.6%.

The **cost of risk** (impairments on loans and provisions for credit risks) amounted to EUR 26 million in the first nine months of 2005, compared to EUR 23 million in the same period of 2004. Excluding the provision movements at Dexia Bank Nederland (see below), the underlying cost of risk increased slightly in the period (EUR 36 million against EUR 28 million in the same period of 2004), but remained however at a very low level.

Tax expense (comprising both current and deferred tax) amounted to EUR 467 million in the first nine months 2005, up 8.2% compared to the same period of 2004. These amounts include non-operating items (credits of respectively EUR 25 million in 2005, and EUR 63 million in 2004). If those are excluded, the underlying tax charge remained relatively stable, at EUR 491 million.

Return on equity (ROE – annualized) stood at 19.3% (compared to 17.5% in the first nine months of 2004).

Earnings per share (EPS) reached EUR 1.36 in the first nine months of 2005 (non diluted), up 9.3% from the first nine months of 2004. Of note, the share buy-back program was pursued in the third quarter, with 4,160,000 shares purchased during the period, bringing the total amount of shares acquired since the beginning of the year to 23,478,400 representing EUR 427 million.

Group tier 1 ratio[2] continued to progress in the quarter, and stood at 9.9% as of September 30, 2005 (9.4% as of June 30, 2005).

[2] For the calculation of this ratio, the profit for the period minus the dividend (estimated for the first nine months of 2005) is included in the equity.

II. ACTIVITY AND UNDERLYING RESULTS OF THE BUSINESS LINES

1. PUBLIC/PROJECT FINANCE AND CREDIT ENHANCEMENT

In this business line overall, both volumes and earnings have continued to grow, despite continued competitive pressure.

Activity

Long-term commitments[3] are up 18.9% over the last twelve months to EUR 221.2 billion. Of this, commitments in the local public sector alone totaled EUR 203.5 billion, up 19.8% in one year, while corporate and project finance commitments are up 9.4% in one year, reaching EUR 17.6 billion as of September 30, 2005. Of note, an internal transfer of certain assets (EUR 2.8 billion) was made on January 1, 2005 from Treasury and Financial Markets to this business line.

Long-term originations[4] progressed strongly in the first nine months of 2005, reaching EUR 33.8 billion, up 59.4% compared to the same period of 2004, with a very high level of originations in the third quarter. Of note, even without the internal transfer referred to above, the increase would have been very strong: +44.0%. This significant number stems from most of the countries where Dexia operates and especially America, Central and Eastern Europe, Spain, Italy, Belgium and Luxembourg.

Regionally, the commercial performances were as follows:

- In **Belgium**, new lending amounted to EUR 3.2 billion, up 21.3% compared to the first nine months of 2004. This sustained activity was mainly driven by the local authorities (more than 40% in one year). As of September 30, 2005, long-term commitments reached EUR 27.4 billion, a 4.9% increase in one year.

- In **France**, long-term originations decreased by 5.2%, to EUR 5.1 billion, mainly due to the fierce competition and delays to close some large transactions in the pipeline. Despite this, total long-term outstanding in France still showed a robust growth of +5.2% to stand at EUR 55.1 billion. In addition, Dexia won several advisory mandates in project finance, notably a financial consultancy mission for the Lyon-Turin speed train infrastructure project.

- In **Italy**, production of new loans in the first nine months amounted to EUR 4.5 billion, up 31.3% over the same period of last year. As of September 30, 2005, long-term commitments reached EUR 30.5 billion (up 11.8% over twelve months). Particularly noteworthy, was the mandate won by Dexia Crediop as co-arranger, joint book runner and joint lead manager for a EUR 336 million issue of an ABS by the Abruzzi Region.

- In **Spain**, long-term originations jumped to EUR 1.4 billion, up 44.9% in the context of intensive activity with its large clients. Long-term commitments were up 33.9% over the last twelve months. In project finance, after the signing of the mandate to orchestrate one of the highest debt packages (EUR 2.5 billion) for the renovation and extension of Madrid's ring road, Dexia managed to arrange a bridge financing of EUR 400 million for this transaction.

---

[3] Fully-consolidated subsidiaries.

[4] Fully-consolidated subsidiaries, excluding Germany.

- In the **United Kingdom**, long-term originations reached EUR 1.6 billion (up 15.5% in a year) due to a rocketing activity in the social housing sector. The activity in the local public sector has slowed down overall, but some important and very long-term transactions were booked with some local authorities. The corporate and project finance activity increased strongly, up 69.8% compared to the same period of last year, with Dexia arranging several Private Finance Initiatives, notably in the education sector. The total long-term commitments increased by 30.4% (to a EUR 6.2 billion equivalent).
- In **Central and Eastern Europe**, Dexia's long-term commitments kept increasing at a high pace, standing at EUR 2.8 billion at the end of the first nine months of 2005 (from EUR 510 million as of September 30, 2004). The activity was particularly buoyant in the sovereign debt instruments. Of note the co-lead participation of Dexia Capital Market in a EUR 500 million sovereign bond issue in Poland.
- In **America**, total originations[5] jumped to EUR 8.2 billion (equivalent), up 86.8% compared to the amount of the same period last year and even higher than the peak level reached in the first nine months of 2003. This boost was the result of the high level of activity in the liquidity guarantee sector as well as new opportunities in the US municipal bond market, notably in the tax exempt sector. The new originations in corporate and project finance jumped as well, nearly 5 times, notably with two large transactions in the windmill industry. As of September 30, 2005, total commitments went up 43.1% to EUR 39.6 billion (equivalent).

Long-term outstanding commitments - Public/Project Finance

in billions of EUR	Sept. 30, 2004	Sept. 30, 2005	Variation
Belgium	26.1	27.4	+ 4.9%
France	52.4	55.1	+ 5.2%
Luxembourg	1.3	2.0	+ 56.4%
The Netherlands	0.7	0.8	+ 15.2%
United Kingdom	4.7	6.2	+ 30.4%
Sweden	3.2	3.6	+ 13.0%
Italy	27.3	30.5	+ 11.8%
Spain	4.6	6.2	+ 33.9%
Germany	31.0	33.5	+ 8.2%
Central & Eastern Europe [6]	0.5	2.8	x 5.5
America	27.7	39.6	+ 43.1%
Other [6]	6.6	13.5	x 2.0
Total	**186.1**	**221.2**	**+ 18.9%**

The **debt management** activity has kept growing in the third quarter of 2005, bearing on EUR 6.9 billion of transactions in France (up 50% compared to last year) and EUR 3.7 billion in Belgium (increase of EUR 2.0 billion). Some large transactions were also made in Italy, Spain and the United-Kingdom.

[5] FSA is treated below.

[6] Includes the internal transfer of certain assets from TFM to this business line realized on January 1, 2005.

Short-term loan commitments amounted to EUR 20.1 billion as of September 30, 2005, a slight decline compared to last year (EUR 20.4 billion). This lower short-term lending activity comes in a context of low long-term interest rates, leading customers to prefer long-term funding.

Deposits and assets under management for the business line's customers have continued to increase, to the high amount of EUR 28.7 billion at the end of September 2005, a 20.4% increase in one year. This growth was mainly achieved in Belgium, with a very good progression of EUR 4 billion compared to last year's equivalent period in the corporate and project finance segment.

Insurance activities (excluding FSA): Dexia Sofaxis collected premiums of EUR 350 million during the first nine months of 2005, 4.0% more than during the first nine months of 2004. Dexia Insurance collected EUR 465 million of premiums in nine months, a 63.9% increase compared to the same period of last year. Finally, Dexia Epargne Pension had also a robust commercial activity this year, with outstanding increasing from EUR 63 million at the end of 2004 to EUR 139 million at the end of September 2005.

Regarding **FSA**, the gross present value (PV) originations reached USD 720.9 million for the first nine months, an increase of 1.5% compared to the record level of 2004 originations. In the US municipal activity, in a highly competitive environment, PV premiums reached USD 344.8 million, up +6.8% compared to the same period of last year. FSA's business has been well diversified across all municipal market sectors. Particularly noteworthy was a large PPP transaction concluded in the third quarter of 2005 for the Chicago Skyway, amounting to USD 1.4 billion. On the asset-backed securities (ABS) side in the USA, gross PV premiums originated decreased by 7.7% in the first nine months to USD 171.2 million. In the international business, PV premiums originated expanded in the third quarter of 2005, reaching USD 48.4 million (versus USD 34.7 million for the same period in 2004) and bringing the nine-month gross present value premiums originated to USD 132.4 million. As of September 30, 2005, total net par outstanding insured by FSA was USD 351.6 billion (+4.8% on one year earlier). Of note, FSA has not had claims to date in connection with the Katrina and Rita hurricanes.

Underlying results

Underlying* results – Public/Project Finance and Credit Enhancement

in millions of EUR	Q3 2004	Q3 2005	Var.	Var. at constant exch. rate	9 months 2004	9 months 2005	Var.	Var. at constant exch. rate
Income	499	571	+ 14.4%	+17.2%	1,497	1,663	+ 11.1%	+ 12.0%
Costs	-175	-188	+ 7.4%	+9.3%	-509	-555	+ 9.0%	+ 9.6%
Gross operating income	323	382	+ 18.2%	+21.6%	988	1,108	+ 12.1%	+ 13.2%
Net income – Group share	**217**	**267**	**+ 23.0%**	**+26.6%**	**648**	**745**	**+ 15.0%**	**+ 16.2%**
Cost-income ratio	35.2%	33.0%			34.0%	33.3%		
ROEE**	22.4%	24.8%			22.3%	23.1%		

* i.e. excluding non-operating items; pro forma for Q3 2004 and 9M 2004.

** Return on economic equity, annualized.

Net income - Group share for the first nine months of 2005 amounted to EUR 745 million (+15.0% compared to the first nine months of 2004 and +16.2% at constant exchange rate). It was EUR 267 million in the third quarter of 2005 (+23.0%, and +26.6% at constant exchange rate).

Total **income** of the business line posted a robust increase of +11.1% (+12.0% at constant exchange rate) in the first nine months of 2005. This was positively influenced by lower long-term funding costs, and also by some capital gains (EUR 26.2 million) generated on transactions unwound, where Dexia held an equity stake.
In the third quarter, income stood at EUR 571 million, up 14.4% (+17.2% at constant exchange rate) on the same quarter of last year.

Costs stood at EUR 555 million in the business line in total, up 9.0% (+9.6% at constant exchange rate). As previously reported, this increase is caused by the significant expenditure currently made to develop the franchise and the book of assets of Dexia worldwide, and the main units experiencing high percentages of cost increase are those where the business development is strongest.

In the third quarter, costs stood at EUR 188 million, up 7.4% compared to the third quarter of 2004.

As a result, **gross operating income** amounted to EUR 1,108 million in the first nine months of 2005, a 12.1% increase compared to the same period last year, and 13.2% at constant exchange rate.

In the first nine months of 2005, the business line's **cost-income ratio** remained stable, at a low 33.3%.

The **cost of risk** for the first nine months of 2005 amounted to EUR 20 million, slightly above the level of charge during the same period of 2004 (EUR 17 million). The cost of risk thus remains in the region of its historic lows.

The business line's **return on economic equity** (ROEE) during the first nine months stood at 23.1% (annualized). This performance remains very solid, given on the one hand that there is a strong momentum of development underway in the business line, causing added expenditure, and on the other hand that the competitive environment continues to put pressure on the pricing.

2. PERSONAL FINANCIAL SERVICES

The performance of the Personal Financial Services business line increased again in the third quarter of 2005, continuing an already established strong trend of business volumes and earnings growth. Revenue increases and disciplined cost management both continued to add to the bottom line.

Activity

As of September 30, 2005, total customer assets amounted to EUR 124.9 billion, a 1.5% increase over the last quarter and a 8.4% increase over the past twelve months.

The marketing campaigns of the first part of the year in the Belgian market have resulted in good growth in off-balance sheet product sales and in the insurance business, while overall holding the market position on balance-sheet products relatively stable. A combination of sales incentives and sustained stock market performance contributed to the robust growth in investment products sales during the third quarter. These results demonstrate the success of this business line's product mix strategy put in place several months ago.

Overall for the business line (comprising the two segments of Retail and Private Banking), on-balance sheet customer assets were EUR 55.0 billion as of September 30, 2005, down 2.1% from a year ago. Off-balance sheet assets were EUR 61.0 billion as of September 30, 2005, up 3.7% from the prior quarter and up 18.5% from a year ago. Life insurance assets were EUR 8.9 billion as of September 30, 2005, up 4.1% from the prior quarter and up 18.4% from a year ago.

In **retail banking**, total customer assets stood at EUR 83.5 billion as of September 30, 2005, up 0.4% from the prior quarter end, and up 7.0% from a year ago. The product mix composition in the third quarter was 52% for on-balance sheet products, 40% for off-balance sheet products and direct securities, and 8% for insurance products. This compares with a mix of respectively 58%, 35% and 7% a year ago. This changing composition of the portfolio mix in retail banking shows the successful migration towards off-balance sheet and insurance products, while volumes of on-balance sheet products remained at a relatively stable level. The relative decrease in savings certificates and term deposits was largely outweighed by the progression of guaranteed-income insurance products (branch 21) and stock-market linked products (branch 23 and mutual funds) notably, thanks to the successful marketing campaigns.

Private banking customer assets were EUR 41.3 billion as of September 30, 2005, up 3.7% from the prior quarter and up 11.5% from a year ago. EUR 0.9 billion of the growth during the last three months, however, is accounted for by a re-segmentation involving the transfer of assets from the purview of retail banking to the purview of private banking. The product mix breakdown in private banking assets as of September 30, 2005 was 28% for balance-sheet products, 67% for off-balance sheet products and 5% for insurance products. The comparable mix a year ago was respectively 31%, 64% and 5%. In Belgium and Luxembourg, together accounting for over 80% of the Group's total private banking assets, the private banking business also benefited from the successful marketing campaigns catering to the retail segment.

Customer assets (at quarter-end)

in billions of EUR	Sept. 04	Dec. 04	March 05	June 05	Sept. 05	Var. Sept 05 / June 05	Var. Sept 05 / Sept 04
Balance sheet products (Deposits, savings bonds...)	56.2	55.7	55.8	55.7	55.0	- 1.2%	- 2.1%
Off-balance sheet products (Mutual funds, securities...)	51.4	53.1	55.6	58.8	61.0	+ 3.7%	+ 18.5%
Insurance (Life insurance technical reserve)	7.5	8.0	8.0	8.5	8.9	+ 4.1%	+ 18.4%
Total customer assets	**115.1**	**116.7**	**119.4**	**123.1**	**124.9**	**+ 1.5%**	**+ 8.4%**
of which retail banking	*78.1*	*78.9*	*81.2*	*83.2*	*83.5*	*+ 0.4%*	*+ 7.0%*
of which private banking	*37.1*	*37.8*	*38.2*	*39.9*	*41.3*	*+ 3.7%*	*+ 11.5%*

Outstanding loans to retail and private customers stood at EUR 28.2 billion as of September 30, 2005, up 3.0% in three months, and up 8.6% from the level twelve months ago. Mortgage loans, particularly, grew 4.1% in the third quarter, spurred by the continuing low interest rate environment which caused a fair amount of refundings. High competition in the market kept pressure on the margins, but revenues were nevertheless enhanced by the commissions and penalties received on the refundings.
The production of new consumer loans to retail customers over the first three quarters of the year was strongly higher than over the same period of 2004. However, the run-off of current loans was also high, leading to a slight decrease overall in consumer loans outstanding (-1.1%).

Customer loans outstanding (at quarter-end)

in billions of EUR	Sept. 04	Dec. 04	March 05	June 05	Sept. 05	Var. Sept. 05 / June 05	Var. Sept. 05 / Sept. 04
• Mortgage loans to retail customers	15.2	15.5	15.8	16.3	17.0	+ 4.1%	+ 11.8%
• Consumer loans to retail customers	2.3	2.4	2.3	2.3	2.3	- 1.8%	- 1.1%
• Loans to SMEs and self-employed	6.0	6.0	6.1	6.3	6.3	n.s.	+ 4.6%
• Loans to private banking customers	2.5	2.5	2.5	2.5	2.7	+ 8.1%	+ 8.0%
Total customer loans	**26.0**	**26.4**	**26.7**	**27.4**	**28.2**	**+ 3.0%**	**+ 8.6%**

Underlying results

Underlying* results – Personal Financial Services

in millions of EUR	Q3 2004	Q3 2005	Var.	9 months 2004	9 months 2005	Var.
Income	545	572	+ 5.0%	1,611	1,676	+ 4.1%
Costs	-394	-406	+ 3.1%	-1,182	-1,195	+ 1.2%
Gross operating income	152	167	+ 9.9%	429	481	+ 12.1%
Net income - Group share	**102**	**112**	**+9.8%**	**283**	**320**	**+ 13.1%**
Cost-income ratio	72.2%	70.8%		73.4%	71.3%	
ROEE**	23.7%	25.5%		21.9%	24.3%	

* i.e. excluding non-operating items; pro forma for Q3 2004 and 9 months 2004.
** Return on economic equity, annualized.

The **net income - Group share** of the business line for the first nine months of 2005 amounted to EUR 320 million, up 13.1% compared to the same period of 2004. It stood at EUR 112 million in the third quarter of 2005, up 9.8% on the same quarter of the previous year. This new significant improvement in underlying profitability – after two record years in terms of growth – was achieved through the continuation of increased revenues, while costs progressed by a small 1.2%.

Income for the first nine months of 2005 amounted to EUR 1,676 million, up 4.1%, driven for a good part by the increase in net commissions (+11.6%) which were boosted by strong originations in off-balance sheet products and insurance, as evidenced in the paragraph above on the activity. As reported in the second quarter's earnings release, the increase of the revenues would have been even higher if the accounting treatment of structured products had not changed with IFRS. At comparable accounting standards, the revenue growth would have been +5.5%.

As for the other business lines, Dexia's management is most satisfied by the progression of the revenues, and more importantly by the strong build-up of the new business put in store, which will generate future revenues.

Third quarter total income stood at EUR 572 million, posting a 5.0% rise compared to the third quarter 2004. Trends are essentially the same as in the first half. However, on the front of deposits, the savings accounts increased their contribution, following a re-pricing decided in August, and concerning the off-balance sheet products, the originations of the first two quarters have now their full impact on the revenues.

Costs for the first nine months of 2005 stood at EUR 1,195 million, a 1.2% increase compared to the same period of 2004, which is in line with the business line's target. Costs for the third quarter amounted to EUR 406 million, up 3.1% on the third quarter of 2004. Of note, the number of branches stands at 1,083 at the end of September 2005. The target of branch closures decided in 2001 is exceeded.

Gross operating income in the first nine months of 2005 thus jumped by 12.1% to EUR 481 million. The table below shows the continuous good trend of the business line's gross operating income, thanks to a significant rise in revenues with contained costs.

The **cost-income ratio** continues to improve to reach 71.3% (73.4% during the first nine months of 2004).

Quarterly evolution of the underlying results

in millions of EUR	Q3 04*	Q4 04*	Q1 05	Q2 05	Q3 05
Income	545	540	547	557	572
Costs	-394	-386	-393	-397	-406
Gross operating income	152	154	154	160	167

*Pro forma.

Cost of risk remained very limited at EUR 2 million in the third quarter, and EUR 16 million in the first nine months (-28.3% compared to the same period of last year).

The **return on economic equity** (ROEE) thus reached 24.3% (annualized) for the first nine months of 2005, up from 21.9% for the same period in 2004.

3. INVESTMENT MANAGEMENT AND INSURANCE SERVICES

Activity

This business line comprises three segments: asset management, fund administration, and insurance. The asset management and fund administration lines continued to enjoy strong growth during the third quarter of 2005, although insurance premiums decreased relative to prior periods which had benefited from specific life insurance promotional campaigns.

Assets under management reached EUR 87.9 billion as of September 30, 2005, an increase of 8.0% over the level of assets under management as of June 30, 2005 and an increase of 30.0% compared to the level at the end of the third quarter of 2004.

The composition of the business mix of assets under management as of September 30, 2005 was 71% mutual funds (including both retail and institutional), 24% institutional mandates and 5% discretionary private mandates.

The comparable mix for the third quarter of 2004 was 69%, 25% and 6% respectively. 65% of the increase in assets under management from the second to the third quarter is explained by organic growth and 35% by the market effect. Compared to twelve months ago, 63% of the increase in assets under management is explained through organic growth and 37% through the market effect. So, organic growth continues to be the main driver behind the increase in assets under management.
Productivity remained very high during the third quarter of 2005, with costs representing just twelve basis points of assets under management, the same low level as last quarter.

In the **Fund Administration** arena:

- **Assets under custody** amounted to EUR 402.4 billion as of September 30, 2005, of which EUR 239.5 billion in the form of mandates to Dexia Fund Services; up 8.2% over the quarter and up 32.5% over the last twelve months.
- Assets under management in the **central administration** line grew 7.6% to EUR 227.7 billion over the quarter and have grown 20.9% over the past twelve months.
- The number of transactions (subscriptions/repurchases) in the **transfer agent** line of activity grew 12.0% over the quarter and 16.4% over the past twelve months.

As previously reported, Dexia and the Royal Bank of Canada have agreed to combine, in an equally-owned joint venture, their institutional investor services. The new company, to be named RBC Dexia Investor Services, will rank among the top ten global custodians in the world and will offer a complete range of investor services to institutions around the world. This announcement has been very well received by clients. The new company is expected to start operating in early 2006.

In **insurance**, premiums amounted to EUR 700 million in the third quarter of 2005, compared to EUR 845 million for the second quarter and EUR 686 million for the third quarter of 2004. It must be remembered that growth in insurance premiums had been significantly boosted by important marketing campaigns in the last quarter of 2004 and the first two quarters of 2005, so the third quarter drop-off in insurance premium levels was expected. 86% of insurance premiums in the third quarter were derived from life insurance and 14% from non life insurance.

Underlying results

Underlying* results – Investment Management and Insurance Services

in millions of EUR	Q3 2004	Q3 2005	Var.	9 months 2004	9 months 2005	Var.
Income	143	154	+ 7.3%	460	493	+ 7.2%
Costs	-97	-109	+ 12.5%	-277	-309	+ 11.3%
Gross operating income	46	45	- 3.5%	183	184	+ 0.9%
Net income – Group share	**34**	**44**	**+ 29.7%**	**135**	**156**	**+ 15.9%**
Cost-income ratio	67.6%	70.9%		60.3%	62.6%	
ROEE**	18.9%	22.6%		24.8%	26.5%	

* i.e. excluding non-operating items; pro forma for Q3 2004 and 9M 2004. ** Return on economic equity, annualized.

Net income - Group share of the business line for the first nine months of 2005 amounted to EUR 156 million, up 15.9% compared to the first nine months of 2004, and +16.4% at constant exchange rate. In the third quarter, the contribution was EUR 44 million, compared to EUR 34 million in the same quarter of 2004.

The performances of the different segments are indicated below.

- ***Asset management*** has continued to perform well after a very good first half in 2005, with increased revenues (+7.6% or EUR 10 million on 9 months). Such an increase stems from the change introduced in the fee structure as there are no more performance fees in 2005 (EUR -19 million), and from several factors in opposite directions, the main ones being: i) higher volumes under management, ii) higher management fees following the change in the fee structure indicated above (EUR +9 million), and iii) a different split in commissions between the distributors and the asset managers for some mutual funds (EUR +9 million). On the costs side, the EUR 10 million increase stems from the strong development of Dexia Asset Management and, in particular with its institutional clients on a broader geographic scope.
- ***Fund administration*** revenues were up 12.3% (or EUR +23 million) at EUR 209 million in the first nine months of 2005, with most of the profit drivers continuing to do well. Revenues have been pulled upwards by the higher volumes of mutual funds and foreign exchange gains, and downwards by the closure of operations in the Netherlands, and lower fees. Costs are up 10.4% or EUR 13 million. This increase is largely caused by the IT migration to the new joint entity with RBC, and also by the Spanish and Italian units.
- ***Insurance activities*** delivered EUR 148 million revenues in the first nine months of 2005. The costs went up EUR 8 million to EUR 93 million in the same period, partly under the effect of higher IT expenses and partly because of IAS 19 pension charges. The gross operating income of the segment thus went down EUR 8 million, but this was more than outweighed by a positive movement of the tax charge (EUR +21 million variation year on year), making the bottom line contribution EUR 15 million higher than last year. Of note however, the accounting of the unit-linked products (branch 23) is different under IFRS from the former Dexia GAAP in 2004, making the comparison not strictly relevant.

Underlying contribution of the IMIS segments

in millions of EUR	Asset management		Fund administration		Insurance	
	9M 04*	9M 05	9M 04*	9M 05	9M 04*	9M 05
Income	126	136	186	209	148	148
Costs	-66	-76	-127	-140	-85	-93
Gross operating income	61	60	59	69	63	55

* Pro forma.

Focus on the contribution of insurance business across all business lines*

Insurance activities are carried out in the different business lines of the Group. Public/Project Finance (PPF) and Personal Financial Services (PFS) have both a distribution focus generating commission type revenues, whilst Investment Management and Insurance Services (IMIS) handles the "manufacturing" functions, and therefore accounts for the technical and financial revenues.

The respective contributions of the business lines in the period in terms of premiums have been 18% from PPF, 70% from PFS, and 12% from IMIS.

The contribution of the business lines in the first nine months to the revenues has been EUR 309 million (+5.4% over the same period of the previous year). The respective contributions to the revenues of the business lines in the first nine months of 2005 have been 5% from PPF, 47% from PFS, and 48% from IMIS.

** Excluding FSA and Dexia Sofaxis.*

4. TREASURY AND FINANCIAL MARKETS

Activity has been strong in the third quarter, with excellent financial results, and the long and short-term funding functions achieved with great efficiency. New issues of long-term funding amounted to nearly EUR 25 billion in the first nine months of 2005 (EUR 4.5 billion more than in the equivalent period of 2004). Dexia's paper has been very much in demand among the fixed income portfolio managers, and Dexia succeeded in lowering its cost of long-term funding by about one basis point compared to last year. The short-term funding activity has also been very buoyant, with increased volumes and a lower cost. In the credit spread portfolio, new transactions were made at attractive conditions, adding to a portfolio of already excellent quality. As of September 30, 2005, the volume of the portfolio stood at EUR 51.1 billion.

Underlying* results – Treasury and Financial Markets

in millions of EUR	Q3 2004	Q3 2005	var.	var. at constant exch. rate	9 months 2004	9 months 2005	var.	var. at constant exch. rate
Income	88	133	+ 50.5%	+ 54.7%	343	366	+ 6.7%	+ 7.7%
Costs	-42	-43	+ 1.1%	+ 2.2%	-123	-128	+ 3.8%	+ 4.2%
Gross operating income	46	90	+ 95.7%	x 2.0	220	238	+ 8.2%	+9.7%
Net income – Group share	**47**	**73**	**+ 56.0%**	**+ 61.8%**	**186**	**208**	**+ 11.4%**	**+ 12.9%**
Cost-income ratio	47.8%	32.1%			35.9%	35.0%		
ROEE**	20.9%	30.8%			27.8%	29.3%		

* i.e. excluding non-operating items; pro forma for Q3 2004 and 9M 2004.
** Return on economic equity, annualized.

Underlying results

Net income - Group share stood at EUR 73 million in the third quarter 2005, equal to the average level of the first two quarters of 2005. Some volatility however exists from quarter to quarter: it can be noted indeed that the contribution of the trading income during the third quarter was high this time, as the marked-to-market valuation of high-quality CDS's included in the credit spread portfolio was positive, in an environment of narrowing spreads.

For the first nine months of 2005, the **net income – Group share** stood at EUR 208 million, up 11.4% on the same period of 2004. This very strong performance overall, was achieved by all segments, but more particularly by the "other desks" – as shown below. The Financial Engineering and Derivatives desk and the Securitization units in the US and Belgium were well ahead, and the Equity desks achieved some recovery.

Underlying contribution of the TFM's main segments

in millions of EUR	**Credit Spread portfolio**		**Money Market**		**Other desks**		**Total**	
	9M 04*	9M 05	9M 04*	9M 05	9M 04*	9M 05	9M 04*	9M 05
Income	161	178	95	99	87	89	343	366
Costs	-22	-20	-30	-36	-71	-72	-123	-128
Cost of risk	+15	+1	0	0	0	0	+15	+1
Taxes	-29	-33	-21	-20	+4	+24	-46	-29
Net income – Group share	124	125	42	42	20	41	186	208

* pro forma

It can be observed from the table above that total **income** in the first nine months of 2005 amounted EUR 23 million more than in the first 9 months of 2004 (+6.7%), while the costs went up 3.8%. Of note, the tax expense is lower in 2005, despite the higher gross operating income. This is explained by some equity-linked products, as previously reported, which create some volatility both in the revenue line and the tax charge, but does not impact the bottom line.

III. CENTRAL ASSETS AND NON-OPERATING ITEMS

As one of the five analytical segments in the organization, "Central Assets" mainly records the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currency hedging contracts. "Central Assets" also allocates economic capital to the business lines which receive notional interest thereon, charged to Central Assets On the costs side, the segment registers those costs that cannot be attributed to a specific business line. Since January 1, 2005, Central Assets also includes all the results of the share-leasing activities at Dexia Bank Nederland. Besides, management has chosen to isolate those items which have an influence on the published financial statements, but which, by their nature, render the interpretation of the true underlying trends difficult. This is why the "nonrecurring items" such as one-off capital gains or losses, are isolated and described in detail on page 20 of the Activity Report. And since the introduction of IAS 32&39 on January 1 of this year, the variations of income caused by the marking to market of FSA's CDS portfolio (see footnote 1 on page 2) are also considered "non-operating".
The table below summarizes the aggregated contribution of Central Assets and non-operating items on Dexia's results.

Results from Central Assets and non-operating items

in millions of EUR	Q3 2004*	Q3 2005	9 months 2004*	9 months 2005
Income	+45	+80	+260	+208
Costs	-59	-76	-162	-201
Gross operating income	**-14**	**+5**	**+98**	**+7**
Cost of risk	+4	+37	+2	+9
Impairment on (in)tangible assets	-1	0	-18	1
Tax expenses	+5	-33	+74	+47
Minority interests	-4	-3	-15	-9
Net income – Group share	**-9**	**+6**	**+142**	**+56**

* pro forma for Q3 2004 and 9 months 2004.

In the first nine months of 2005, the contribution of all the components described above was EUR +56 million, compared to EUR +142 million in the equivalent period of 2004. This stems from various factors impacting almost all the lines of the statement of income, as follows:

Concerning total **income**, the fall from EUR 260 million to EUR 208 million (EUR -52 million) is explained by:

- A cumulative EUR +21 million mark-to-market of FSA's CDS portfolio, with no equivalent in 2004.
- A EUR 71 million lower underlying contribution from Central Assets (EUR 82 million in the first nine months of 2005 against EUR 153 million in the equivalent period of 2004), stemming principally from: i) a decrease of EUR 34 million in the revenues from foreign exchange hedges; ii) EUR 22 million decrease in net interest earning, as greater amounts of economic equity were allocated to the business lines; and iii) inefficiency of the hedge on subordinated debt issued by Dexia Bank Belgium (EUR -10 million), with no equivalent in 2004.
- As regards the nonrecurring revenues throughout the Group (mostly capital gains), the amount this year (EUR 105 million year to date) was EUR 2 million lower than last year (EUR 107 million in the first nine months). Details are given in the Activity Report on page 20.

Concerning the **costs,** the increase of EUR 39 million year on year stems from some nonrecurring items (EUR 11 million related to the closure of Rekord in Germany) and from Central Assets on account of various topics, the main ones being: i) EUR 9 million increase at the Holding company due to several group development projects; ii) EUR 2 million for setting up the headquarters for the activities in Central and Eastern Europe; iii) EUR 7 million increased IAS 19 allowances at Dexia Bank Belgium; iv) EUR 4 million for social plans and retirement premiums; v) EUR 2 million on IT projects.

The **cost of risk** is EUR 9 million, year to date in 2005, against EUR 2 million in the equivalent period of 2004. This is totally attributable to Dexia Bank Nederland. As previously reported, an additional charge of EUR 97 million was made in Q1 2005 in the context of the mediation of Mr Duisenberg, and the net charge in the quarter stood at EUR 83 million (after a EUR 14 million reversal of prior provisions). In the second quarter 2005, a number of factors, among which the level of the AEX, resulted in a EUR 56 million reversal (under IAS 39), and finally in the third quarter of 2005, a further net reversal of EUR 36 million took place, resulting in a net of EUR +9 million for the first 9 months of 2005.

Concerning the **tax charge**, this year again credits appear, in lower amounts however than last year, and not equally split among the three quarters. They stem mostly from the tax incidence of the non-operating items of the periods, from the positive settlement of a tax dispute (EUR 10 million in Q1 2004; EUR 6 million in Q2 2004; EUR 15 million in Q1 2005; EUR 5 million in Q3 2005), from the positive tax incidence of impairments made on participations (EUR 17 million in Q1 04; EUR 41 million in Q2 2004; EUR 17 million in Q1 2005; EUR 3 million in Q2 2005), and finally from differed taxes following a change in the tax rate in Luxembourg (EUR -7.0 million in Q3 2005).

Commenting on the results, Pierre Richard, Group Chief Executive Officer and Chairman of the Management Board, declared:

" This quarter again, our results prove the good health of Dexia.

In Public Finance, it is particularly rewarding to experience net income growth in excess of 15% year on year in a business where we hold the global leadership and where competitive pressure is relentless.

In Personal Financial Services, success confirms quarter after quarter, with revenues growing and costs keeping under control.

Finally our Investment Management and Insurance Services, as well as our Treasury and Financial Markets units have remarkably delivered their share of the Group's earnings progression.

We also managed to increase the business without compromising with our two key objectives of delivering a high return on capital and of keeping our total cost-income ratio at the desired level, despite the expenditure made on the development of our global franchise.

We are confident that the whole of 2005 results will be in the trajectory of our medium-term goals, in terms of efficiency and underlying growth, and higher in terms of return on equity, notwithstanding the record performance delivered in 2004."

Appendix

Balance sheet

in billions of EUR	Sept. 30, 2004 (1)	Jan. 1, 2005 (2)	Sept. 30, 2005 (2)	Evolution Sept. 30, 2005 / Jan. 1, 2005
Total assets	**369.4**	**405.9**	**498.5**	**+22.8%**
Of which				
Loans and advances to customers	167.1	170.6	183.8	+7.7%
Loans and securities	141.0	146.1	184.0	+26.0%
Total liabilities	**357.3**	**392.9**	**484.2**	**+23.3%**
Of which				
Customers borrowings and deposits	82.3	93.1	111.6	+19.9%
Debt securities	141.2	146.1	171.2	+17.2%
Total equity	**12.2**	**13.1**	**14.3**	**+9.5%**
Of which				
Core shareholders' equity	11.7	10.7	11.1	+4.0%
Total shareholders' equity	11.7	12.4	13.3	+7.8%

(1) Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.

(2) With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

PRESS RELEASE

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

Nominations - Board of Directors of Dexia SA

During its meeting of November 17, 2005, the Board of Directors of Dexia SA co-opted Mr Bernard Lux as a member of the Board, to replace Mr Elio Di Rupo, who resigns.

At the same meeting, the Board of Directors also co-opted Mr Serge Kubla as a member of the Board to replace Mr Eric André, who died on July 28, 2005.

The definitive nomination of Messrs Lux and Kubla will be submitted to the next ordinary shareholders' meeting of Dexia SA, which shall be held on May 10, 2006.

Attachments : CV of Messrs Lux and Kubla.

CURRICULUM VITAE

LUX Bernard André

Born 20 December 1949

Belgian nationality

Married with one child

Doctor of Applied Economics

Principal posts:

- **Rector and President** of the University of Mons-Hainaut since October 2001
- **Ordinary Professor** in the Warocqué Faculty of Economics, in charge of courses in strategic management and human resources management
- **Promoter**, with Professor M. DEWATRIPONT (ULB), of the inter-university poles of attraction PAI IV and PAI V, on the theme of "corporate governance and strategic management"
- **Author** of studies and scientific articles on the demand for and financing of residential real estate, on flows in and out of unemployment
- **Director** of Doctorate theses on micro-finance, mergers and acquisitions, methods of analysing stock market events

Other posts:

- **Chairman** of the Board of Directors of the limited company WHESTIA, a Walloon social housing insurance company
- **Member** of the Board of Directors of the limited company SOGEPA, member of the Compensation Committee
- **Member** of the Board of Directors and Chairman of Finance and Human Resources of the SWL, a Walloon housing company
- **Federated member** of the Higher Employment Council

CURRICULUM VITAE

KUBLA Serge

Born in Brussels on 3 July 1947

Married with two children

Secretariat:

Box 2, 1 Rue de Tan
B-5000 NAMUR

Tel: 081/251.673
Fax: 081/226.448
Site: http://www.kubla.be
Email: serge.kubla@mrpw.be

Qualifications:

Solvay College of Commerce
course not completed (three years of four)

Prior or current political mandates:

- **Alderman** for Waterloo between 1977 and 1982
- **Mayor** of Waterloo since 1982
- **Deputy** since 1977
- Group Leader to the Belgian Chamber and then the Parliament of Wallonia
- Walloon **Minister** of the Economy from 1999 to 2004
- **Deputy and Leader** of the MR Group to the Parliament of Wallonia since July 2004

Main concerns:

- The economy
- The entrepreneurial spirit
- The new technologies
- Leisure: golf, bridge

Membership of Commissions of the Parliament of the French Community:

Incumbent:

- Commission of Finances, Budget, General Affairs and Sport

Deputy:

- Commission for Control of Communications of Members of Government and Electoral Expenses

Membership of Commission of the Parliament of Wallonia:

Incumbent:

- Budget, Finances, General Affairs, Administrative Simplification of the Regulations and Accounts
- International Relations, International Cooperation, Foreign Trade and European Funds
- Control of Electoral Expenses
- Advisory Committee dealing with European Questions

DEXIA

PRESS RELEASE

Brussels, Paris, November 17, 2005 – 5:00 p.m.

NEW ORGANIZATIONAL STRUCTURE OF THE DEXIA GROUP

In accordance with what Dexia communicated on April 26, 2005, today's meeting of the Board of Directors of Dexia took note of the end of François Narmon's mandate as Chairman of the Board of Directors with effect from December 31, 2005. The Board has appointed Pierre Richard as Chairman of the Board of Directors with effect from January 1, 2006. The Board has also appointed Axel Miller as Director with effect from January 1, 2006 and as Managing Director *(Administrateur Délégué/Gedelegeerd Bestuurder)* and Chairman of the Group Management Board. The mandates as Directors of Pierre Richard and Axel Miller will be submitted for renewal at the Annual General Meeting of Shareholders in May 2006.

Following Axel Miller's proposal, the Board of Directors approved the new structure for the operational organization of the Dexia Group, which will be effective from January 1, 2006.

This structure is built on the following lines:

I. ***A Group Management Board with 5 members:*** The Dexia Group Management Board will include 5 members: Axel Miller (Managing Director and Chairman of the Management Board), Jacques Guerber (Vice-Chairman), Rembert von Lowis, Dirk Bruneel and Xavier de Walque.

II. ***A twelve-member Group Executive Committee to ensure the centralized management of the Group's main business activities and operational functions.*** Seven Group Divisions will be created: 1) *Public & Project Finance & Credit Enhancement*, Bruno Deletré will be appointed Head of this Division, 2) *Personal Financial Services*, appointment to take place later, 3) *Treasury & Financial Markets,* Alain Delouis will be appointed Head of this Division, 4) *Finance,* appointment to take place later, 5) *Risk Management*, Claude Piret will be appointed Head of this Division, 6) *Operations & IT*, Marc Huybrechts will be appointed Head of this Division, 7) *Human Resources & Communication*, Bernard-Franck Guidoni-Tarissi will be appointed Head of this Division. The members of the Group Management Board together with the Heads of Divisions will constitute the Group Executive Committee, in charge of following up on all of the Group's activities and functions in an integrated and transversal way.

In addition, Hugo Lasat, Managing Director of Dexia Asset Management and Guy Roelandt, Chairman of the Management Board of Dexia Insurance Services, will henceforth report directly to the Dexia Group Management Board. These direct reporting lines underscore the importance the Group attaches to the growth of the asset management and insurance activities, as part of the Group's overall business strategy and in support of the growth of all of its businesses. Within the framework of the agreement signed with the Royal Bank of Canada, the fund administration business will be put into a joint subsidiary, RBC Dexia Investor Services. These activities will be managed by Marc Hoffmann who will, in this capacity, report directly to the Dexia Group Management Board.

At Group level, the *Audit* (Véronique Thirion), *Compliance* (J.N. Lequeue), *Investor Relations* (Robert Boublil) and *Legal, Tax & Company Secretary* (Olivier Van Herstraeten) functions will report directly to the Managing Director. A *Strategy and Development* department reporting directly to the Managing Director will also be created and will be headed by Stéphane Vermeire.

III. ***Largely unified Management Boards for the Group's main operational entities:*** the Management Boards of Dexia Crédit Local (DCL), Dexia Bank (DBB) and Dexia Banque Internationale à Luxembourg (D-BIL) will each have 5 members:

- 4 members from the Dexia Management Board
- the Chairman. Gérard Bayol will be appointed Chairman of DCL's Management Board, Stefaan Decraene will be appointed Chairman of DBB's Management Board and Marc Hoffmann will remain Chairman of D-BIL's Management Board.

When these appointments - which are subject to the approval of the General Shareholders' Meetings and Boards of Directors or the Supervisory Board of the respective companies - are effective, the Management Boards of DCL, DBB and D-BIL will be composed as follows:

	Dexia Crédit local	Dexia Bank	Dexia BIL
Chairman	Gérard Bayol	Stefaan Decraene	Marc Hoffmann
Members	Axel Miller	Axel Miller	Axel Miller
	Jacques Guerber	Jacques Guerber	Jacques Guerber
	Rembert Von Lowis	Rembert Von Lowis	Dirk Bruneel
	Dirk Bruneel	Xavier de Walque	Xavier de Walque

The Chairmen of the Management Boards of DCL, DBB and D-BIL will also participate in the Group Executive Committee meetings in order to ensure an optimal coordination of the operational entities with the strategy of the Group.

IV. The preparation and implementation of the decisions of the operational entities' (DCL, DBB and D-BIL) Management Boards will be the responsibility of an **Executive Committee constituted at the level of each of the entities, headed by the Chairman of each entity**. The composition of these Executive Committees will be established in the near future by the Management Boards of DCL, DBB and D-BIL. All of the functions covered by the Heads of Divisions of the Group will be represented at the entity's Executive Committee level. As part of their functions, the members of the entities' Executive Committees will report functionally to the corresponding Head of Division.

This structure and the operational guidelines underlying it have received the necessary approvals from the Regulators concerned in Belgium, France and Luxembourg.

Insofar as they concern DCL, DBB and D-BIL, the decisions taken are subject to the approval of the Shareholders' General Meetings and the Boards of Directors or the Supervisory Board of the companies concerned, and subject to consultation with, and advice from, relevant employee representatives.

Commenting on these decisions, Pierre Richard declared, "I would first of all like to pay homage to François Narmon who, with me, was at the origin of the creation of the Dexia Group and who, during these last ten years, has contributed to the success of Dexia, which has become a top-tier European banking group. This new organizational structure is right in line with the integration process of the Dexia Group, born in 1996 from the alliance between the Crédit local de France and the Crédit

Communal de Belgique, and of the unification of Group companies implemented in 2000. It will lead not only to the rigorous application of the best principles of corporate governance, but will also continue to ensure the Group's determination to grow. I am delighted with the appointment of Axel Miller as Chief Executive Officer and Chairman of the Management Board. I am convinced that, under his management and with my support, the Group will pursue with determination the project started by François Narmon and myself."

Axel Miller declared, "The organizational and decisional structures which have been set up will allow Dexia to act in a seamless, rapid and efficient manner. The teams which we have put together are motivated and ready to implement the Group's strategy, oriented on its core historical business, in which we are the world leader, specialized in the delivery of financial solutions to local and public authorities, and as a top-tier universal banking and personal financial services player in Belgium and Luxembourg. Dexia will continue to seek out future growth drivers in its different businesses and activities, making its own way over a long-term perspective and with the goal of value creation for its employees, its clients and its shareholders. I am delighted to be able to work in tandem with Pierre Richard, who brought me into the Group several years ago, and thus to pursue the strategic vision which he initiated with François Narmon: to build a unified banking Group on a European scale."

Brief biographies:

Axel Miller, 40, obtained his law degree, a *Licence en droit,* from the *Université Libre de Bruxelles.* After having worked for 14 years as a lawyer specialized in finance law, mergers & acquisitions, and international commercial law, Axel Miller joined the Dexia Group in 2001 as General Counsel. He became a member of the Management Board of Dexia Bank in January 2002, and Chairman of the Management Board of Dexia Bank and Head of Personal Financial Services at Group level in January 2003. Axel Miller is Vice-President of the Belgian Banking Association and a member of the Board of Directors of Febelfin. He is also a Director of several Dexia Group companies, of Ethias, of Crédit du Nord and of LVI Holding (Groupe Carmeuse).

Jacques Guerber, 56, graduated from *Ecole Polytechnique* and *Ecole Nationale des Ponts et Chaussées.* He began his career in 1973 at the Civil Air Transport Administration. He then joined the *Direction Départementale de l'Equipement de la Haute-Garonne,* then of the *Yvelines*, and then joined the *Caisse des Dépôts et Consignations* in 1983. Regional Representative *(Délégué régional)* in the *Champagne-Ardennes* region up until 1985, then posted back to *Caisse des Dépôts* headquarters, he became member of the Management Board of Crédit local de France in 1988. Head of Division at the Crédit local de France since 1993, then Vice-President and Head of Division in December 1996, he was appointed Chairman of the Management Board of Dexia Crédit Local in January 2000 and member of the Management Board of Dexia and Head of Division for Public/Project Finance and Credit Enhancement. He is a Director of several Dexia Group companies, of which Financial Security Assurance Inc. (FSA) and Dexia Municipal Agency, as well as of Crédit du Nord.

Rembert von Lowis, 52, graduated from *Ecole Polytechnique, ENSAE,* and *Institut d'Etudes Politiques de Paris.* After having managed during four years the Statistical Studies Unit of the Local Authorities Department of the *Ministère de l'Intérieur*, he joined the *Caisse des Dépôts et Consignations* in 1983, then the *Crédit local de France* at its creation in 1987 as member of the Management Board and as Chief Financial Officer. He has been Chief Financial Officer of the Dexia Group since its creation in 1996. He is also a Director of several Dexia Group companies, including Financial Security Assurance, Inc. (FSA).

Dirk Bruneel, 55, has a degree in general economics from the University of Ghent. He started his career in 1973 the *Caisse Générale d'Epargne et de Retraite* (CGER). After having served in both administrative and commercial functions, he was appointed a member of the Management Board, in charge of the commercial network. In 1993, he joined the Management Board of Bacob Banque, where he became Chairman in 1995, a position he continued to hold after the creation of Artesia. When Dexia acquired Artesia in 2001, he became a member of the Management Board of the Dexia Group, responsible for the Treasury and Financial Markets business. He has also been Chairman of the Management Board of Dexia Bank Nederland since 2002.

Xavier de Walque, 40, is an *Ingénieur Commercial* (equivalent to an MBA) from Solvay (*Université Libre de Bruxelles*). He was an advisor in the cabinet of the Deputy Prime Minister and the Budget Ministry between 1988 and 1990, then specifically in charge of economic and tax issues. Xavier de Walque then joined the Cobepa (at the time the Belgian subsidiary of Paribas) where he was responsible for Corporate Finance, and where he became in 1997 a member of the Management Board. Xavier de Walque joined the Dexia Group in 2001 as Head of Mergers and Acquisitions. He became Deputy Chief Financial Officer in 2003 then joined the Management Board of Dexia Bank as Chief Financial Officer. Xavier de Walque is a Director of several Dexia Group companies, and is also a Director of Cofinimmo.

Bruno Deletré, 44, graduated from *Ecole Polytechnique* and *Ecole Nationale d'Administration* and is an *Inspecteur des Finances.* He held various different senior positions at the French Ministry of Finance between 1987 and 2001, at the *Inspection des Finances,* the *Direction du Trésor* and the *Cabinet du Ministre.* Bruno Deletré joined the Dexia Group in 2001, as a member of the Management Board of Dexia Crédit Local in charge of the International and Project Finance department. Appointed Managing Directing of Dexia Crédit Local in 2003, he is a Director of several Dexia Group companies active in the first business line internationally.

Alain Delouis, 44, graduated from *Ecole Polytechnique, Ecole Nationale des Ponts et Chaussées* and has an MBA from the HEC-ISA business school. He started his career in 1987 as a special advisor to the Prefect of the Burgundy Region, then spent two years as a technical advisor in the *Cabinet du Ministre de l'Industrie et de l'Aménagement du Territoire.* Alain Delouis joined Crédit local de France in 1991. He held various positions: regional manager, head of the commercial network, head of credit risk management, head of internal audit. When Dexia was formed, he created the Group Risk Management function. He came back to Dexia Crédit Local in 1999 as a member of the Executive Committee in charge of the financial markets activity. In 2002 he was appointed Group General Auditor and in 2004 Deputy Group Head of Treasury and Financial Markets.

Marc Huybrechts, 42, has law and economics degrees from the *Université Catholique de Louvain* and an MBA from the University of Chicago. From 1990 to 1995, he worked as a consultant with McKinsey & Company, in the Brussels and Sydney offices, principally in the financial sector. In 1995, he joined the *Générale de Banque* (since become Fortis Bank). He held various positions in marketing, distribution and human resources and led the overall coordination and integration effort for all of retail banking. Marc Huybrechts joined Dexia in 2003 as a member of the Management Board of Dexia Insurance, as Chief Operating Officer and Head of Human Resources.

Claude Piret, 54, is a Civil Engineer from the *Université Catholique de Louvain.* After 13 years with CBC (the banking subsidiary of the KBC Group), he joined the Management Board of Bacob in 1995. He became a member of the Management Board of Artesia in 1997 and then joined that of Dexia Bank Belgium in 2001, and that of Dexia in 2004. Over the course of his different assignments, he has been in charge of many different areas of banking activity (risks, operations, IT, securities, public finance, corporate, etc....)

Bernard-Franck Guidoni-Tarissi, 48, graduated from *Institut d'Etudes Politiques* in Paris and has a Masters in International and European law. He started his career at *Coface (Compagnie Française des Assurances pour le Commerce Extérieur)* as Head of Social Relations. In 1991, he joined *Crédit local de France* as Director of Human Resources, a position he has held for 10 years, then became in 2001 Director of Human Resources of the Dexia Group. Since 2003, he has also been Director of Internal Communications for Dexia. He is a Director of several Dexia Group companies, including Dexia Employee Benefits where he is the Chairman of the Board of Directors.

Hugo Lasat, 41, holds a degree in Economics (cum laude) and a Masters in Finance (magna cum laude). He started his career as a financial auditor in 1986 with Arthur Andersen and became a Portfolio Manager in 1988 with Bacob. In 1992, Hugo Lasat joined AG AM as a member of the Management Board, responsible for institutional asset management. In 1995, he became a Director of Paribas AM Belgium and Paribas AM Northern Europe. After the takeover of Banque Paribas Belgique by Bacob, he created Cordius AM in 1998, the investment management company of Artesia, and served as its Managing Director. After the takeover of Artesia by Dexia, he became Chairman of the Management Board of Dexia Asset Management and member of the Management Board of Dexia BIL. Hugo Lasat is Director of several mutual funds and Group member companies and is visiting professor at several business schools.

Guy Roelandt, 53, holds degrees from the Katholieke Universiteit Leuven and Oxford University. He began his career at DVV Insurance in 1976 as an actuary in the Life Division. In 1985 his responsibilities in the Executive Management Committee were extended to the Life, Finance and Investment division. In 1993, Guy Roelandt was appointed General Manager of DVV Insurance. In 2002, he became Chairman of the Management Board of Dexia Insurance, responsible for all of the insurance activities of the Dexia Group. Guy Roelandt is also a Director of several insurance companies within the Group and is also a Director of Cofinimmo.

Gérard Bayol, 52, graduated from *Ecole des Hautes Etudes Commerciales (HEC 77).* He began his career as Commercial Attaché with the French Embassy in Venezuela, then joined the Crédit Commercial de France in 1982 as General Representative for the Andean Pact countries. He was successively Manager for Brazil, Deputy General Manager in Spain, finally General Manager of the London Branch. In 1993, Gérard Bayol joined the Crédit Local de France, in charge of the creation of the Spanish subsidiary in Madrid. Subsequently, as member of the Management Board for Dexia Project & Public Finance, and as member of the Management Board of Dexia Crédit Local, he headed the International and Project Finance Department. Managing Director of Crediop S.p.A. since 2001, he has also been a French Foreign Trade Advisor (*Conseiller du Commerce Extérieur pour la France)* since 1996.

Stefaan Decraene, 41, graduated from the University of Leuven in applied economics with a specialization in international affairs. Stefaan Decraene has worked in Banking since 1988 and has successively been Managing Director of Corporate Banking (1996) and Managing Director of Investment Banking (Artesia Banking Corporation – 1998). He became Chairman of the Management Board of Artesia Securities in 2000. He joined Dexia Bank in July 2001 as Head of Wholesale Banking. Stefaan Decraene became Chairman of the Management Board of Banque Artesia Nederland (November 2001) and member of the Management Board of Dexia Bank Nederland (August 2002). In July 2003, he joined the Management Board of Dexia Bank where he is responsible for Public Finance (including the Social Profit Sector) and Corporate Banking. He is also a Director of several Dexia Group companies and a number of other companies, including SPE, SRIW, SLF, RAC and Socofe.

Marc Hoffmann, 47, graduated from *Ecole des Cadres de Paris,* earned a DESS postgraduate degree in International Business at the *Université de Paris Sorbonne* in 1984 and graduated from Harvard Business School in 1999. Marc Hoffmann started his career in 1984 at J.P. Morgan where he held several positions in the financial markets area in Brussels, New York and London up until 1990. He then joined AIG Financial Products, becoming in 1993 Chairman of the Management Board of AIG Bank in Paris. In 1995, Marc Hoffmann joined Dexia BIL as head of financial markets. The following year, he became member of Dexia BIL's Management Board, in charge of Private Banking, Financial Services, Institutional Banking and BIL Fund Services. In October 2001, he was appointed Chairman of the Management Board of Dexia BIL and member of the Management Board of Dexia in charge of Investment Management Services. Marc Hoffmann is also Chairman of the Board of Directors or Director of several companies, of which Luxair, the Saint Paul Group and the Association of Banks and Bankers of Luxembourg.

ACTIVITY REPORT

CONDENSED

Q1: JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE -

Q4: OCTOBER, NOVEMBER & DECEMBER



DEXIA

SEPTEMBER 2005

ACTIVITY REPORT Q3 2005

CONDENSED

Q1: JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMBER

DEXIA

SEPTEMBER 2005

CONTENTS

PRESS RELEASE
PARIS AND BRUSSELS, NOVEMBER 17, 2005, 2:00 P.M.

ACTIVITY AND RESULTS AS OF SEPTEMBER 30, 2005

- Strong activity in all business lines
- Results continue to progress, following a record year 2004
- Return on equity increases strongly, despite growth of capital base

THIRD QUARTER 2005		
• Net income – Group share	EUR 502 million	
Variation over Q3 2004	*- reported*	+28.6%
	- underlying[3]	+10.9%
• Earnings per share[1]	EUR 0.47	+34.3% on Q3 2004
• Return on equity[2]	19.3%	17.5% in Q3 2004

NINE MONTHS 2005		
• Net income – Group share	EUR 1,485 million	
Variation over 9 months 2004	*- reported*	+6.4%
	- underlying[3]	+8.1%
• Earnings per share[1]	EUR 1.36	+9.3%
• Return on equity[2]	19.3%	17.5% in same period of 2004
• Tier 1 ratio	9.9 %	9.4% at June 30, 2005

1 Undiluted.
2 Annualized.
3 Excludes nonrecurring items and marked-to-market variations on FSA's CDS portfolio.

I. CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

Foreword

1. *First nine months and third quarter 2005 results are presented under EU GAAP (i.e. IFRS as endorsed by the European Commission), including the IAS 32&39 and IFRS 4 standards. Comparisons with the equivalent periods of 2004 are not totally relevant since the three standards mentioned above were not in place in 2004.*
2. *The consolidated financial statements hereunder include the contribution of FSA, notwithstanding the fact that FSA has delayed its earnings release for the third quarter 2005 due to the SEC's request to restate past periods (see press release dated November 8, 2005). Such restatements will have no incidence on Dexia's consolidated financial statements until 2004, and concerning 2005 the impact will not be material.*

The Board of Directors of Dexia met on November 17, 2005 and approved the Group's financial statements as of September 30, 2005.

Net income – Group share amounted to EUR 1,485 million in the first nine months of 2005, up EUR 89 million (+6.4%) over the same period of 2004. Some minor changes took place in the scope of consolidation, accounting for a small variation (EUR -2 million), and the contribution of the non-operating factors was slightly lower in 2005 (EUR 148 million, compared to EUR 158 million in the same period of 2004). Hence, the underlying[1] performance of the business progressed by EUR +100 million, or 8.1%, (+8.7% at constant exchange rate) overall, and was good in all business lines and particularly in Public Finance (+15.0%) and Personal Financial Services (+13.1%).

During the third quarter of 2005, net income – Group share amounted to EUR 502 million, up 28.6% on the third quarter of 2004. This strong variation is due in good part to the contribution of non-operating items (EUR 78 million in the quarter, against EUR 8 million in the same quarter of 2004). However, the underlying trend has also been very positive in the business lines – as will be analyzed below – and more particularly in Public Finance (+23.0% over Q3 2004), Personal Financial Services (+9.8%), Investment Management and Insurance Services (+29.7%), and Treasury and Financial Markets (+56.0%).

Total income amounted to EUR 4,406 million in the first nine months of 2005, up EUR 221 million. At constant scope of consolidation, the increase was EUR 235 million (+5.6%) over the same period of 2004. During the period, the revenues stemming from Central Assets and non-operating factors were EUR 52 million lower than in the equivalent period of 2004 – as seen below – whilst the growth of underlying revenues in all the business lines has been very strong: respectively EUR +166 million in Public Finance (+11.1%, and +12.0% at constant exchange rate); EUR +66 million in Personal Financial Services (+4.1%); EUR +33 million in Investment Management and Insurance Services (+7.2%), and EUR +23 million in Treasury and Financial Markets (+6.7%).

During the third quarter of 2005, total income amounted to EUR 1,510 million, up EUR 191 million compared to the third quarter of 2004 (+14.5%). The non-operating items and Central Assets account for EUR 35 million of this variation – as will be seen below – and the remainder comes from the strong underlying performance of all the business lines.

1 "Underlying" results exclude the non-operating factors, i.e. both the nonrecurring elements of the period, described and quantified individually, and also the variations of the marked-to-market value of FSA's CDS portfolio. The latter instruments being classified as derivatives, the variation of their market value during the reporting period is taken as a trading result; this treatment under IAS 39 does not allow a good understanding of the economic results, as this portfolio is composed of AAA-rated instruments, which FSA is committed to insure until maturity. Thus, the positive or negative marked-to-market variations on this book in any period are not underlying results, as they will eventually add up to zero.

Consolidated statement of income

in millions of EUR	Q3 04	Q3 05	Variation	9M 2004	9M 2005	Variation
Income	**1,319**	**1,510**	**+14.5%**	**4,185**	**4,406**	**+5.3%**
Costs	(766)	(821)	+7.3%	(2,265)	(2,387)	+5.4%
Gross operating income	**554**	**689**	**+24.4%**	**1,920**	**2,019**	**+5.1%**
Cost of risk	(1)	23	n.s.	(23)	(26)	+15.9%
Impairment on (in)tangible assets	(1)	0	n.s.	(17)	1	n.s.
Tax expense	(151)	(194)	+28.8%	(431)	(467)	+8.2%
Net income	**401**	**518**	**+29.1%**	**1,449**	**1,527**	**+5.4%**
Minority interests	10	16	+48.8%	53	42	-19.6%
Net income – Group share	**391**	**502**	**+28.6%**	**1,396**	**1,485**	**+6.4%**
Cost-income ratio	58.0%	54.4%	-	54.1%	54.2%	-
ROE (annualized)	14.4%	19.3%	-	17.5%	19.3%	-

Costs stood at EUR 2,387 million in the first nine months 2005, up 5.4% (+5.6% at constant exchange rate and without non-operating factors). This evolution is pulled to a large part by the expenditure made on the various development projects carried on since the beginning of the year. In this context however, Personal Financial Services have managed to contain their cost base, with only 1.2% underlying increase over the same period of last year.

During the third quarter of 2005, costs amounted to EUR 821 million. This amount includes a nonrecurring charge of EUR 11 million linked to the closure of Rekord, an insurance subsidiary in Germany. Besides, the charges under IFRS linked to the stock option plan in 2005 have been unequally incurred during the first three quarters (EUR 1 million in Q1 and Q2 respectively, EUR 13 million in Q3).

The **cost-income ratio** is 54.2%, in the first nine months of 2005, nearly unchanged from the same period of 2004. The underlying cost-income ratio stands at 55.5% (compared to 55.4% in the first nine months of 2004), a very minor change when put in the perspective of the expenditure made to develop the business and franchise of Dexia worldwide since the beginning of the year.

The **gross operating income** amounted to EUR 2,019 million in the first nine months of 2005, up 5.1% compared to the first nine months of 2004. On the underlying basis, the growth was +5.2% (+5.7% at constant exchange rate). Taking aside the effects of the non-operating items, one can see very satisfactory underlying performances in the business lines, particularly in Public Finance, where a +12.1% growth year on year was achieved (+13.2% at constant exchange rate), and in Personal Financial Services which delivered also a +12.1% progression, after two years of strong double digit growth – see detailed analysis below.

In the third quarter of 2005, gross operating income amounted to EUR 689 million, up EUR 135 million (+24.4%) compared to the third quarter of 2004, the non-operating items having accounted for a large part of this variance (respectively EUR 69 million in Q3 2005 and EUR 8 million in Q3 2004). On the underlying basis, the growth was very strong: +13.6%.

The **cost of risk** (impairments on loans and provisions for credit risks) amounted to EUR 26 million in the first nine months of 2005, compared to EUR 23 million in the same period of 2004. Excluding the provision movements at Dexia Bank Nederland (see below), the underlying cost of risk increased slightly in the period (EUR 36 million against EUR 28 million in the same period of 2004), but remained however at a very low level.

Tax expense (comprising both current and deferred tax) amounted to EUR 467 million in the first nine months 2005, up 8.2% compared to the same period of 2004. These amounts include non-operating items (credits of respectively EUR 25 million in 2005, and EUR 63 million in 2004). If those are excluded, the underlying tax charge remained relatively stable, at EUR 491 million.

Return on equity (ROE – annualized) stood at 19.3% (compared to 17.5% in the first nine months of 2004).

Earnings per share (EPS) reached EUR 1.36 in the first nine months of 2005 (non diluted), up 9.3% from the first nine months of 2004. Of note, the share buy-back program was pursued in the third quarter, with 4,160,000 shares purchased during the period, bringing the total amount of shares acquired since the beginning of the year to 23,478,400 representing EUR 427 million.

Group Tier 1 ratio[2] continued to progress in the quarter, and stood at 9.9% as of September 30, 2005 (9.4% as of June 30, 2005).

II ACTIVITY AND UNDERLYING RESULTS OF THE BUSINESS LINES

1. PUBLIC/PROJECT FINANCE AND CREDIT ENHANCEMENT

In this business line overall, both volumes and earnings have continued to grow, despite continued competitive pressure.

Activity

Long-term commitments[3] are up 18.9% over the last twelve months to EUR 221.2 billion. Of this, commitments in the local public sector alone totaled EUR 203.5 billion, up 19.8% in one year, while corporate and project finance commitments are up 9.4% versus the first nine months of 2004, reaching EUR 17.6 billion. Of note, an internal transfer of certain assets (EUR 2.8 billion) was made on January 1, 2005 from Treasury and Financial Markets to this business line.

Long-term originations[4] progressed strongly in the first nine months of 2005, reaching EUR 33.8 billion, up 59.4% compared to the same period of 2004, with a very high level of originations in the third quarter. Of note, even without the internal transfer referred above, the increase would have been very strong: +44.0%. This significant number stems from most of the countries where Dexia operates and

2 For the calculation of this ratio, the profit for the period minus the dividend (estimated for the first nine months of 2005) is included in the equity.

3 Fully-consolidated subsidiaries.

4 Fully-consolidated subsidiaries, excluding Germany.

especially America, Central and Eastern Europe, Spain, Italy, Belgium and Luxembourg.

Regionally, the commercial performances were as follows:

- In **Belgium**, new lending amounted to EUR 3.2 billion, up 21.3% compared to the first nine months of 2004. This sustained activity was mainly driven by the local authorities (more than 40% in one year). As of September 30, 2005, long-term commitments reached EUR 27.4 billion, a 4.9% increase in one year.
- In **France**, long-term originations decreased by 5.2%, to EUR 5.1 billion, mainly due to the fierce competition and delays to close some large transactions in the pipeline. Despite this, total long-term outstanding in France still showed a robust growth of +5.2% to stand at EUR 55.1 billion. In addition, Dexia won several advisory mandates in project finance, notably a financial consultancy mission for the Lyon-Turin speed train infrastructure project.
- In **Italy**, production of new loans in the first nine months amounted to EUR 4.5 billion, up 31.3% over the same period of last year. As of September 30, 2005, long-term commitments reached EUR 30.5 billion (up 11.8% over twelve months). Particularly noteworthy, was the mandate won by Dexia Crediop as co-arranger, joint book runner and joint lead manager for a EUR 336 million issue of an ABS by the Abruzzi Region.
- In **Spain**, long-term originations jumped to EUR 1.4 billion, up 44.9% in the context of intensive activity with its large clients. Long-term commitments were up 33.9% over the last twelve months. In project finance, after the signing of the mandate to orchestrate one of the highest debt packages (EUR 2.5 billion) for the renovation and extension of Madrid's ring road, Dexia managed to arrange a bridge financing of EUR 400 million for this transaction.
- In the **United Kingdom**, long-term originations reached EUR 1.6 billion (up 15.5% in a year) due to a rocketing activity in the social housing sector. The activity in the local public sector has slowed down overall, but some important and very long-term transactions were booked with some local authorities. The corporate and project finance activity increased strongly, up 69.8% compared to the same period of last year, with Dexia arranging several Private Finance Initiatives, notably in the education sector. The total long-term commitments increased by 30.4% (to a EUR 6.2 billion equivalent).
- In **Central and Eastern Europe**, Dexia's long-term commitments kept increasing at a high pace, standing at EUR 2.8 billion at the end of the first nine months of 2005 (from EUR 510 million as of September 30, 2004). The activity was particularly buoyant in the sovereign debt instruments. Of note the co-lead participation of Dexia Capital Market in a EUR 500 million sovereign bond issue in Poland.
- In **America**, total originations[5] jumped to EUR 8.2 billion (equivalent), up 86.8% compared to the amount of the same period last year and even higher than the peak level reached in the first nine months of 2003. This boost was the result of the high level of activity in the liquidity guarantee sector as well as new opportunities in the US municipal bond market, notably in the tax exempt sector. The new originations in corporate and project finance jumped as well, nearly 5 times, notably with two large transactions in the windmill industry. As of September 30, 2005, total commitments went up 43.1% to EUR 39.6 billion (equivalent).

The **debt management** activity has kept growing in the third quarter of 2005, bearing on EUR 6.9 billion of transactions in France (up 50% compared to last year) and EUR 3.7 billion in Belgium (increase of

5 FSA is treated below.

Long-term outstanding commitments – Public/Project Finance

in billions of EUR	Sept. 30, 2004	Sept. 30, 2005	Variation
Belgium	26.1	27.4	+4.9%
France	52.4	55.1	+5.2%
Luxembourg	1.3	2.0	+56.4%
The Netherlands	0.7	0.8	+15.2%
United Kingdom	4.7	6.2	+30.4%
Sweden	3.2	3.6	+13.0%
Italy	27.3	30.5	+11.8%
Spain	4.6	6.2	+33.9%
Germany	31.0	33.5	+8.2%
Central & Eastern Europe*	0.5	2.8	x5.5
America	27.7	39.6	+43.1%
Other*	6.6	13.5	x2.0
Total	**186.1**	**221.2**	**+18.9%**

* Includes the internal transfer of certain assets from TFM to this business line realized on January 1, 2005.

EUR 2 billion). Some large transactions were also made in Italy, Spain and the United Kingdom.

Short-term loan commitments amounted to EUR 20.1 billion as of September 30, 2005, a slight decline compared to last year (EUR 20.4 billion). This lower short-term lending activity comes in a context of low long-term interest rates, leading customers to prefer long-term funding.

Deposits and assets under management for the business line's customers have continued to increase, to the high amount of EUR 28.7 billion at the end of September 2005, a 20.4% increase in one year. This growth was mainly achieved in Belgium, with a very good progression of EUR 4 billion compared to last year's equivalent period in the corporate and project finance segment.

Insurance activities (excluding FSA): Dexia Sofaxis collected premiums of EUR 350 million during the first nine months of 2005, 4.0% more than during the first nine months of 2004. Dexia Insurance collected EUR 465 million of premiums in nine months, a 63.9% increase compared to the same period of last year. Finally, Dexia Epargne Pension had also a robust commercial activity this year, with outstanding increasing from EUR 63 million at the end of 2004 to EUR 139 million at the end of September 2005.

Regarding **FSA**, the gross present value (PV) originations reached USD 720.9 million for the first nine months, an increase of 1.5% compared to the record level of 2004 originations. In the US municipal activity, in a highly competitive environment, PV premiums reached USD 344.8 million, up +6.8% compared to the same period of last year. FSA's business has been well diversified across all municipal market sectors. Particularly noteworthy was a large PPP transaction concluded in the third quarter of 2005 for the Chicago Skyway, amounting to USD 1.4 billion. On the asset-backed securities (ABS) side in the USA, gross PV premiums originated decreased by 7.7% in the first nine months to USD 171.2 million. In the international business, PV premiums originated expanded in the third quarter of 2005, reaching USD 48.4 million (versus USD 34.7 million for the same period in 2004) and bringing the nine-month gross present value premiums originated to USD 132.4 million. As of September 30, 2005, total net par outstanding insured by FSA was USD 351.6 billion (+4.8% on one year earlier). Of note, FSA has not had claims to date in connection with the Katrina and Rita hurricanes.

Underlying results

Net income – Group share for the first nine months of 2005 amounted to EUR 745 million (+15.0% compared to the first nine months of 2004 and +16.2% at constant exchange rate). It was EUR 267 million in the third quarter of 2005 (+23.0%, and +26.6% at constant exchange rate).

Total **income** of the business line posted a robust increase of +11.1% (+12.0% at constant exchange rate) in the first nine months of 2005. This was positively influenced by lower long-term funding costs, and also by some capital gains (EUR 26.2 million) generated on transactions unwound, where Dexia held an equity stake.

In the third quarter, income stood at EUR 571 million, up 14.4% (+17.2% at constant exchange rate) on the same quarter of last year.

Costs stood at EUR 555 million in the business line in total, up 9.0% (+9.6% at constant exchange rate). As previously reported, this increase is caused by the significant expenditure currently made to develop the franchise and the book of assets of Dexia worldwide, and the main units experiencing high percentages of cost increase are those where the business development is strongest.

In the third quarter, costs stood at EUR 188 million, up 7.4% compared to the third quarter of 2004.

Underlying* results – Public/Project Finance and Credit Enhancement

in millions of EUR	Q3 2004	Q3 2005	Variation	*Variation at constant exchange rate*	9M 2004	9M 2005	Variation	*Variation at constant exchange rate*
Income	499	571	+14.4%	+17.2%	1,497	1,663	+11.1%	+12.0%
Costs	(175)	(188)	+7.4%	+9.3%	(509)	(555)	+9.0%	+9.6%
Gross operating income	323	382	+18.2%	+21.6%	988	1,108	+12.1%	+13.2%
Net income – Group share	**217**	**267**	**+23.0%**	**+26.6%**	**648**	**745**	**+15.0%**	**+16.2%**
Cost-income ratio	35.2%	33.0%	-	-	34.0%	33.3%	-	-
ROEE**	22.4%	24.8%	-	-	22.3%	23.1%	-	-

* i.e. excluding non-operating items; pro forma for Q3 2004 and 9M 2004.
** Return on economic equity, annualized.

As a result, **gross operating income** amounted to EUR 1,108 million in the first nine months of 2005, a 12.1% increase compared to the same period last year, and 13.2% at constant exchange rate.

In the first nine months of 2005, the business line's **cost-income ratio** remained stable, at a low 33.3%.

The **cost of risk** for the first nine months of 2005 amounted to EUR 20 million, slightly above the level of charge during the same period of 2004 (EUR 17 million). The cost of risk thus remains in the region of its historic lows.

The business line's **return on economic equity** (ROEE) during the first nine months stood at 23.1% (annualized). This performance remains very solid, given on the one hand that there is a strong momentum of development underway in the business line, causing added expenditure, and on the other hand that the competitive environment continues to put pressure on the pricing.

2. PERSONAL FINANCIAL SERVICES

The performance of the Personal Financial Services business line increased again in the third quarter of 2005, continuing an already established strong trend of business volumes and earnings growth. Revenue increases and disciplined cost management both continued to add to the bottom line.

Activity

As of September 30, 2005, total customer assets amounted to EUR 124.9 billion, a 1.5% increase over the last quarter and a 8.4% increase over the past twelve months. The marketing campaigns of the first part of the year in the Belgian market have resulted in good growth in off-balance sheet product sales and in the insurance business, while overall holding the market position on balance-sheet products relatively stable. A combination of sales incentives and sustained stock market performance contributed to the robust growth in investment products sales during the third quarter. These results demonstrate the success of this business line's product mix strategy put in place several months ago.

Overall for the business line (comprising the two segments of Retail and Private Banking), on-balance sheet customer assets were EUR 55.0 billion as of September 30, 2005, down 2.1% from a year ago. Off-balance sheet assets were EUR 61.0 billion as of September 30, 2005, up 3.7% from the prior quarter and up 18.5% from a year ago. Life insurance assets were EUR 8.9 billion as of September 30, 2005, up 4.1% from the prior quarter and up 18.4% from a year ago.

In **retail banking**, total customer assets stood at EUR 83.5 billion as of September 30, 2005, up 0.4% from the prior quarter end, and up 7.0% from a year ago. The product mix composition in the third quarter was 52% for on-balance sheet products, 40% for off-balance sheet products and direct securities, and 8% for insurance products. This compares with a mix of respectively 58%, 35% and 7% a year ago. This changing composition of the portfolio mix in retail banking shows the successful migration towards off-balance sheet and insurance products, while volumes of on-balance sheet products remained at a relatively stable level. The relative decrease in savings certificates and term deposits was largely outweighed by the progression of guaranteed-income insurance products (branch 21) and stock-market linked products (branch 23 and mutual funds) notably, thanks to the successful marketing campaigns.

Private banking customer assets were EUR 41.3 billion as of September 30, 2005, up 3.7% from the prior quarter and up 11.5% from a year ago. EUR 0.9 billion of the growth during the last three months, however, is accounted for by a re-segmentation involving the transfer of assets from the purview of retail banking to the purview of private banking. The product mix breakdown in private banking assets as of September 30, 2005 was 28% for balance-sheet products, 67% for off-balance sheet products and 5% for insurance products. The comparable mix a year ago was respectively 31%, 64% and 5%. In Belgium and Luxembourg, together accounting for over 80% of the

Customer assets (at quarter-end)

	2004		2005			Variation	Variation
in billions of EUR	Sept.	Dec.	March	June	Sept.	*Sept. 2005/ June 2005*	*Sept. 2005/ Sept. 2004*
Balance-sheet products *(Deposits, savings bonds...)*	56.2	55.7	55.8	55.7	55.0	-1.2%	-2.1%
Off-balance sheet products *(Mutual funds, securities...)*	51.4	53.1	55.6	58.8	61.0	+3.7%	+18.5%
Insurance *(Life insurance technical reserve)*	7.5	8.0	8.0	8.5	8.9	+4.1%	+18.4%
Total customer assets	**115.1**	**116.7**	**119.4**	**123.1**	**124.9**	**+1.5%**	**+8.4%**
of which retail banking	*78.1*	*78.9*	*81.2*	*83.2*	*83.5*	*+0.4%*	*+7.0%*
of which private banking	*37.1*	*37.8*	*38.2*	*39.9*	*41.3*	*+3.7%*	*+11.5%*

Customer loans outstanding (at quarter-end)

in billions of EUR	2004 Sept.	2004 Dec.	2005 March	2005 June	2005 Sept.	Variation Sept. 2005/ June 2005	Variation Sept. 2005/ Sept. 2004
Mortgage loans to retail customers	15.2	15.5	15.8	16.3	17.0	+4.1%	+11.8%
Consumer loans to retail customers	2.3	2.4	2.3	2.3	2.3	-1.8%	-1.1%
Loans to SMEs and self-employed	6.0	6.0	6.1	6.3	6.3	n.s.	+4.6%
Loans to private banking customers	2.5	2.5	2.5	2.5	2.7	+8.1%	+8.0%
Total customer loans	**26.0**	**26.4**	**26.7**	**27.4**	**28.2**	**+3.0%**	**+8.6%**

Group's total private banking assets, the private banking business also benefited from the successful marketing campaigns catering to the retail segment.

Outstanding loans to retail and private customers stood at EUR 28.2 billion as of September 30, 2005, up 3.0% in three months, and up 8.6% from the level twelve months ago. Mortgage loans, particularly, grew 4.1% in the third quarter, spurred by the continuing low interest rate environment which caused a fair amount of refundings. High competition in the market kept pressure on the margins, but revenues were nevertheless enhanced by the commissions and refunding costs received on the refinancings. The production of new consumer loans to retail customers over the first three quarters of the year was strongly higher than over the same period of 2004. However, the run-off of current loans was also high, leading to a slight decrease overall in consumer loans outstanding (-1.1%).

Underlying results

The **net income – Group share** of the business line for the first nine months of 2005 amounted to EUR 320 million, up 13.1% compared to the same period of 2004. It stood at EUR 112 million in the third quarter of 2005, up 9.8% on the same quarter of the previous year. This new significant improvement in underlying profitability – after two record years in terms of growth – was achieved through the continuation of increased revenues, while costs progressed by a small 1.2%.

Income for the first nine months of 2005 amounted to EUR 1,676 million, up 4.1%, driven for a good part by the increase in net commissions (+11.6%) which were boosted by strong originations in off-balance sheet products and insurance, as evidenced in the paragraph above on the activity. As reported in the second quarter's earnings release, the increase of the revenues would have been even higher if the accounting treatment of structured products had not changed with IFRS. At comparable accounting standards, the revenue growth would have been +5.5%. As for the other business lines, Dexia's management is most satisfied by the progression of the revenues, and more importantly by the strong build-up of the new business put in store, which will generate future revenues.

Third quarter total income stood at EUR 572 million, posting a 5.0% rise compared to the third quarter 2004. Trends are essentially the same as in the first half. However, on the front of deposits, the

Underlying* results – Personal Financial Services

in millions of EUR	Q3 2004	Q3 2005	Variation	9M 2004	9M 2005	Variation
Income	545	572	+5.0%	1,611	1,676	+4.1%
Costs	(394)	(406)	+3.1%	(1,182)	(1,195)	+1.2%
Gross operating income	152	167	+9.9%	429	481	+12.1%
Net income – Group share	**102**	**112**	**+9.8%**	**283**	**320**	**+13.1%**
Cost-income ratio	72.2%	70.8%	-	73.4%	71.3%	-
ROEE**	23.7%	25.5%	-	21.9%	24.3%	-

* i.e. excluding non-operating items; pro forma for Q3 2004 and 9M 2004.

** Return on economic equity, annualized.

Quarterly underlying results

in millions of EUR	Q3 04*	Q4 04*	Q1 05	Q2 05	Q3 05
Income	545	540	547	557	572
Costs	(394)	(386)	(393)	(397)	(406)
Gross operating income	152	154	154	160	167

* Pro forma.

savings accounts increased their contribution, following a re-pricing decided in August, and concerning the off-balance sheet products, the originations of the first two quarters have now their full impact on the revenues.

Costs for the first nine months of 2005 stood at EUR 1,195 million, a 1.2% increase compared to the same period of 2004, which is in line with the business line's target. Costs for the third quarter amounted to EUR 406 million, up 3.1% on the third quarter of 2004. Of note, the number of branches stands at 1,083 at the end of September 2005. The target of branch closures decided in 2001 is exceeded.

Gross operating income in the first nine months of 2005 thus jumped by 12.1% to EUR 481 million. The table on page 9 shows the continuous good trend of the business line's gross operating income, thanks to a significant rise in revenues with contained costs.

The **cost-income ratio** continues to improve to reach 71.3% (73.4% during the first nine months of 2004).

Cost of risk remained very limited at EUR 2 million in the third quarter, and EUR 16 million in the first nine months (-28.3% compared to the same period of last year).

The **return on economic equity** (ROEE) thus reached 24.3% (annualized) for the first nine months of 2005, up from 21.9% for the same period in 2004.

3. INVESTMENT MANAGEMENT AND INSURANCE SERVICES

Activity

This business line comprises three segments: asset management, fund administration, and insurance. The asset management and fund administration lines continued to enjoy strong growth during the third quarter of 2005, although insurance premiums decreased relative to prior periods which had benefited from specific life insurance promotional campaigns.

Assets under management reached EUR 87.9 billion as of September 30, 2005, an increase of 8.0% over the level of assets under management as of June 30, 2005 and an increase of 30.0% compared to the level at the end of the third quarter of 2004.

The composition of the business mix of assets under management as of September 30, 2005 was 71% mutual funds (including both retail and institutional), 24% institutional mandates and 5% discretionary private mandates. The comparable mix for the third quarter of 2004 was 69%, 25% and 6% respectively. 65% of the increase in assets under management from the second to the third quarter is explained by organic growth and 35% by the market effect. Compared to twelve months ago, 63% of the increase in assets under management is explained through organic growth and 37% through the market effect. So, organic growth continues to be the main driver behind the increase in assets under management.

Productivity remained very high during the third quarter of 2005, with costs representing just twelve basis points of assets under management, the same low level as last quarter.

In the **fund administration** arena:

- *Assets under custody* amounted to EUR 402.4 billion as of September 30, 2005, of which EUR 239.5 billion in the form of mandates to Dexia Fund Services; up 8.2% over the quarter and up 32.5% over the last twelve months.
- Assets under management in the *central administration* line grew 7.6% to EUR 227.7 billion over the quarter and have grown 20.9% over the past twelve months.
- The number of transactions (subscriptions/repurchases) in the *transfer agent* line of activity grew 12.0% over the quarter and 16.4% over the past twelve months.

As previously reported, Dexia and the Royal Bank of Canada have agreed to combine, in an equally-owned joint venture, their institutional investor services. The new company, to be named RBC Dexia Investor Services, will rank among the top ten global custodians in the world and will offer a complete range of investor services to institutions around the world. This announcement has been very well received by clients. The new company is expected to start operating in early 2006.

In **insurance**, premiums amounted to EUR 700 million in the third quarter of 2005, compared to EUR 845 million for the second quarter and EUR 686 million for the third quarter of 2004. It must be remembered that growth in insurance premiums had been significantly boosted by important marketing campaigns in the last quarter of 2004 and the first two quarters of 2005, so the third quarter drop-off in insurance premium levels was expected. 86% of insurance premiums in the third quarter were derived from life insurance and 14% from nonlife insurance.

Underlying results

Underlying **Net income – Group share** of the business line for the first nine months of 2005 amounted to EUR 156 million, up 15.9% compared to the first nine months of 2004, and +16.4% at constant exchange rate. In the third quarter, the contribution was EUR 44 million, compared to EUR 34 million in the same quarter of 2004.

Underlying* results – Investment Management and Insurance Services

in millions of EUR	Q3 2004	Q3 2005	Variation	9M 2004	9M 2005	Variation
Income	143	154	+7.3%	460	493	+7.2%
Costs	(97)	(109)	+12.5%	(277)	(309)	+11.3%
Gross operating income	46	45	-3.5%	183	184	+0.9%
Net income – Group share	**34**	**44**	**+29.7%**	**135**	**156**	**+15.9%**
Cost-income ratio	67.6%	70.9%	-	60.3%	62.6%	-
ROEE**	18.9%	22.6%	-	24.8%	26.5%	-

* i.e. excluding non-operating items; pro forma for Q3 2004 and 9M 2004.
** *Return on economic equity, annualized.*

Underlying contribution of the IMIS segments

	Asset management		Fund administration		Insurance	
in millions of EUR	9M 04*	9M 05	9M 04*	9M 05	9M 04*	9M 05
Income	126	136	186	209	148	148
Costs	(66)	(76)	(127)	(140)	(85)	(93)
Gross operating income	61	60	59	69	63	55

* Pro forma.

The performances of the different segments are indicated below.

- **Asset management** has continued to perform well after a very good first half in 2005, with increased revenues (+7.6% or EUR 10 million on 9 months). Such an increase stems from the change introduced in the fee structure as there are no more performance fees in 2005 (EUR -19 million), and from several factors in opposite directions, the main ones being: i) higher volumes under management, ii) higher management fees following the change in the fee structure indicated above (EUR +9 million), and iii) a different split in commissions between the distributors and the asset managers for some mutual funds (EUR +9 million). On the costs side, the EUR 10 million increase stems from the strong development of Dexia Asset Management and, in particular with its institutional clients on a broader geographic scope.

- **Fund administration** revenues were up 12.3% (or EUR +23 million) at EUR 209 million in the first nine months of 2005, with most of the profit drivers continuing to do well. Revenues have been pulled upwards by the higher volumes of mutual funds and foreign exchange gains, and downwards by the closure of operations in the Netherlands, and lower fees. Costs are up 10.4% or EUR 13 million. This increase is largely caused by the IT migration to the new joint entity with RBC, and also by the Spanish and Italian units.

- **Insurance activities** delivered EUR 148 million revenues in the first nine months of 2005. The costs went up EUR 8 million to EUR 93 million in the same period, partly under the effect of higher IT expenses and partly because of IAS 19 pension charges. The gross operating income of the segment thus went down EUR 8 million, but this was more than outweighed by a positive movement of the tax charge (EUR +21 million variation year on year), making the bottom line contribution EUR 15 million higher than last year. Of note however, the accounting of the unit-linked products (branch 23) is different under IFRS from the former Dexia GAAP in 2004, making the comparison not strictly relevant.

Focus on the contribution of insurance business across all business lines*

Insurance activities are carried out in the different business lines of the Group. Public/Project Finance (PPF) and Personal Financial Services (PFS) have both a distribution focus generating commission type revenues, whilst Investment Management and Insurance Services (IMIS) handles the "manufacturing" functions, and therefore accounts for the technical and financial revenues.

The respective contributions of the business lines in the period in terms of premiums have been 18% from PPF, 70% from PFS, and 12% from IMIS.

The contribution of the business lines in the first nine months to the revenues has been EUR 309 million (+5.4% over the same period of the previous year). The respective contributions to the revenues of the business lines in the first nine months of 2005 have been 5% from PPF, 47% from PFS, and 48% from IMIS.

* Excluding FSA and Dexia Sofaxis.

4. TREASURY AND FINANCIAL MARKETS

Activity has been strong in this business line in the third quarter, with excellent financial results, and the long and short-term funding functions achieved with great efficiency. New issues of long-term funding amounted to nearly EUR 25 billion in the first nine months of 2005 (EUR 4.5 billion more than in the equivalent period of 2004). Dexia's paper has been very much in demand among the fixed income portfolio managers, and Dexia succeeded in lowering its cost of long-term funding by about one basis point compared to last year. The short-term funding activity has also been very buoyant, with increased volumes and a lower cost. In the credit spread portfolio, new transactions were made at attractive conditions, adding to a portfolio of already excellent quality. As of September 30, 2005, the volume of the portfolio stood at EUR 51.1 billion.

Underlying results

Net income – Group share stood at EUR 73 million in the third quarter 2005, equal to the average level of the first two quarters of 2005. Some volatility however exists from quarter to quarter: it can be noted indeed that the contribution of the trading income during the third quarter was high this time, as the marked-to-market valuation of high-quality CDS's included in the credit spread portfolio was positive, in an environment of narrowing spreads.

For the first nine months of 2005, the **net income – Group share** stood at EUR 208 million, up 11.4% on the same period of 2004. This very strong performance overall, was achieved by all segments, but more particularly by the "other desks" – as shown below. The Financial Engineering and Derivatives desk and the Securitization units in the US and Belgium were well ahead, and the Equity desks achieved some recovery.

It can be observed from the table below that total **income** in the first nine months of 2005 amounted EUR 23 million more than in the first 9 months of 2004 (+6.7%), while the costs went up 3.8%. Of note, the tax expense is lower in 2005, despite the higher gross operating income. This is explained by some equity-linked products, as previously reported, which create some volatility both in the revenue line and the tax charge, but does not impact the bottom line.

III. CENTRAL ASSETS AND NON-OPERATING ITEMS

As one of the five analytical segments in the organization, "Central Assets" mainly records the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currency hedging contracts. "Central Assets" also allocates economic capital to the business lines which receive notional interest thereon, charged to Central Assets On the costs side, the segment registers those costs that cannot be attributed to a specific business line. Since January 1, 2005, Central Assets also includes all the results of the share-leasing activities at Dexia Bank

Underlying* results – Treasury and Financial Markets

in millions of EUR	Q3 2004	Q3 2005	*Variation*	*Variation at constant exchange rate*	9M 2004	9M 2005	*Variation*	*Variation at constant exchange rate*
Income	88	133	+50.5%	+54.7%	343	366	+6.7%	+7.7%
Costs	(42)	(43)	+1.1%	+2.2%	(123)	(128)	+3.8%	+4.2%
Gross operating income	46	90	+95.7%	x2.0	220	238	+8.2%	+9.7%
Net income – Group share	**47**	**73**	**+56.0%**	**+61.8%**	**186**	**208**	**+11.4%**	**+12.9%**
Cost-income ratio	47.8%	32.1%	-	-	35.9%	35.0%	-	-
ROEE**	20.9%	30.8%	-	-	27.8%	29.3%	-	-

* i.e. excluding non-operating items; pro forma for Q3 2004 and 9M 2004.
** Return on economic equity, annualized.

Underlying contribution of the TFM's main segments

	Credit spread portfolio		Money market		Other desks		Total	
in millions of EUR	9M 04*	9M 05	9M 04*	9M 05	9M 04*	9M 05	9M 04*	9M 05
Income	161	178	95	99	87	89	343	366
Costs	(22)	(20)	(30)	(36)	(71)	(72)	(123)	(128)
Cost of risk	+15	+1	0	0	0	0	+15	+1
Taxes	(29)	(33)	(21)	(20)	+4	+24	(46)	(29)
Net income – Group share	124	125	42	42	20	41	186	208

* Pro forma.

Nederland. Besides, management has chosen to isolate those items which have an influence on the published financial statements, but which, by their nature, render the interpretation of the true underlying trends difficult. This is why the "nonrecurring items" such as one-off capital gains or losses, are isolated and described in detail on page 20 of the Activity Report. And since the introduction of IAS 32&39 on January 1 of this year, the variations of income caused by the marking to market of FSA's CDS portfolio (see footnote 1 on page 4) are also considered "non-operating".

The table below summarizes the aggregated contribution of Central Assets and non-operating items on Dexia's results.

In the first nine months of 2005, the contribution of all the components described above was EUR +56 million, compared to EUR +142 million in the equivalent period of 2004. This stems from various factors impacting almost all the lines of the statement of income, as follows:

Concerning total **income**, the fall from EUR 260 million to EUR 208 million (EUR -52 million) is explained by:

- A cumulative EUR +21 million mark-to-market of FSA's CDS portfolio, with no equivalent in 2004.
- A EUR 71 million lower underlying contribution from Central Assets (EUR 82 million in the first nine months of 2005 against EUR 153 million in the equivalent period of 2004), stemming principally from: i) a decrease of EUR 34 million in the revenues from foreign exchange hedges; ii) EUR 22 million decrease in net interest earning, as greater amounts of economic equity were allocated to the business lines; and iii) fair value adjustments on subordinated debt issued by Dexia Bank Belgium (EUR -10 million), with no equivalent in 2004.
- As regards the nonrecurring revenues throughout the Group (mostly capital gains), the amount this year (EUR 105 million year to date) was EUR 2 million lower than last year (EUR 107 million in the first nine months). Details are given in the Activity Report on page 20.

Concerning the **costs**, the increase of EUR 39 million year on year stems from some nonrecurring items (EUR 11 million related to the closure of Rekord in Germany) and from Central Assets on account of various topics, the main ones being: i) EUR 9 million increase at the Holding company due to several group development projects; ii) EUR 2 million for setting up the headquarters for the activities in Central and Eastern Europe; iii) EUR 7 million increased IAS 19 allowances at Dexia Bank Belgium; iv) EUR 4 million for social plans and retirement premiums; v) EUR 2 million on IT projects.

The **cost of risk** is EUR 9 million, year to date in 2005, against EUR 2 million in the equivalent period of 2004. This is totally attributable to Dexia Bank Nederland. As previously reported, an additional charge of EUR 97 million was made in Q1 2005 in the context of the mediation of Mr Duisenberg, and the net charge in the quarter stood at EUR 83 million (after a EUR 14 million reversal of prior provisions). In the second quarter 2005, a number of factors, among which the level of the AEX, resulted in a EUR 56 million reversal (under IAS 39), and finally in the third quarter of 2005, a further net reversal of EUR 36 million took place, resulting in a net of EUR +9 million for the first 9 months of 2005.

Concerning the **tax charge**, this year again credits appear, in lower amounts however than last year, and not equally split among the three quarters. They stem mostly from the tax incidence of the non-operating items of the periods, from the positive settlement of a tax dispute (EUR 10 million in Q1 2004; EUR 6 million in Q2 2004; EUR 15 million in Q1 2005; EUR 5 million in Q3 2005), from the positive tax incidence of impairments made on participations (EUR 17 million in Q1 04; EUR 41 million in Q2 2004; EUR 17 million in Q1 2005; EUR 3 million in Q2 2005), and finally from differed taxes following a change in the tax rate in Luxembourg (EUR -7.0 million in Q3 2005).

Results from Central Assets and non-operating items*

in millions of EUR	Q3 2004	Q3 2005	9M 2004	9M 2005
Income	+45	+80	+260	+208
Costs	(59)	(76)	(162)	(201)
Gross operating income	**(14)**	**+5**	**+98**	**+7**
Cost of risk	+4	+37	+2	+9
Impairment on (in)tangible assets	(1)	0	(18)	1
Tax expense	+5	(33)	+74	+47
Minority interests	(4)	(3)	(15)	(9)
Net income – Group share	**(9)**	**+6**	**+142**	**+56**

* Pro forma for Q3 2004 and 9M 2004.

Commenting on the results, Pierre Richard, Group Chief Executive Officer and Chairman of the Management Board, declared:

" This quarter again, our results prove the good health of Dexia.

In Public Finance, it is particularly rewarding to experience net income growth in excess of 15% year on year in a business where we hold the global leadership and where competitive pressure is relentless.

In Personal Financial Services, success confirms quarter after quarter, with revenues growing and costs keeping under control.

Finally, our Investment Management and Insurance Services as well as our Treasury and Financial Markets units have remarkably delivered their share of the Group's earnings progression.

We also managed to increase the business without compromising with our two key objectives of delivering a high return on capital and of keeping our total cost-income ratio at the desired level, despite the expenditure made on the development of our global franchise.

We are confident that the whole of 2005 results will be in the trajectory of our medium-term goals, in terms of efficiency and underlying growth, and higher in terms of return on equity, notwithstanding the record performance delivered in 2004."

PIERRE RICHARD,
Group Chief Executive Officer
Chairman of the Management Board

ACTIVITY AND FINANCIAL RESULTS

EARNINGS PER SHARE (IN EUR)


Dexia GAAP
EU GAAP
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
0.66
0.75
0.85
0.98
1.15
1.25
1.13
1.24
1.58
1996
1997
1998
1999
2000
2001
2002
2003
2004
0.46
0.43
0.35
1.24
Q1 2004
Q2 2004
Q3 2004
9M 2004
0.43
0.46
0.47
1.36
Q1 2005
Q2 2005
Q3 2005
9M 2005

COST-INCOME RATIO (%)


Dexia GAAP
EU GAAP
80
70
60
50
40
30
20
10
0
53.9
54.8
59.0
58.9
59.2
55.9
1999
2000
2001
2002
2003
2004
Reported
Underlying
54.1
54.2
55.4
55.5
9M 2004
9M 2005
9M 2004
9M 2005

RETURN ON EQUITY (%)[1]


Dexia GAAP
EU GAAP
20
18
16
14
12
10
8
6
4
2
0
15.7
17.7
18.7
16.2
16.5
19.8
1999
2000
2001
2002
2003
2004
17.5
19.3
9M 2004
9M 2005

1 The ratio between the annualized Net income – Group share, and the weighted average core shareholders' equity (estimated dividend for the period deducted).

STATEMENT OF INCOME (YEAR-TO-DATE)

in millions of EUR	9M 2004[1]	9M 2005[2]	Variation	9M 2004[1] pro forma	Variation pro forma[3] total	Variation pro forma[3] underlying[4]
Income	**4,185**	**4,406**	**+5.3%**	**4,171**	**+5.6%**	**+5.3%**
of which net commissions	*778*	*868*	*+11.5%*	*770*	*+12.7%*	*+11.6%*
Costs	**(2,265)**	**(2,387)**	**+5.4%**	**(2,253)**	**+5.9%**	**+5.4%**
Gross operating income	**1,920**	**2,019**	**+5.1%**	**1,918**	**+5.3%**	**+5.2%**
Cost of risk	(23)	(26)	+15.9%	(23)	+15.7%	+27.7%
Impairments on (in)tangible assets	(17)	1	n.s.	(18)	n.s.	n.s.
Tax expense	(431)	(467)	+8.2%	(430)	+8.4%	-0.5%
Net income	**1,449**	**1,527**	**+5.4%**	**1,447**	**+5.5%**	**+7.1%**
Minority interests	53	42	-19.6%	53	-19.6%	-18.0%
Net income – Group share	**1,396**	**1,485**	**+6.4%**	**1,394**	**+6.5%**	**+8.1%**

STATEMENT OF INCOME (QUARTERLY)

in millions of EUR	Q3 2004[1]	Q3 2005[2]	Variation	Q3 2004[1] pro forma	Variation pro forma[3] total	Variation pro forma[3] underlying[4]
Income	**1,319**	**1,510**	**+14.5%**	**1,321**	**+14.3%**	**+9.1%**
of which net commissions	*234*	*285*	*+22.0%*	*236*	*+21.0%*	*+20.8%*
Costs	**(766)**	**(821)**	**+7.3%**	**(767)**	**+7.1%**	**+5.8%**
Gross operating income	**554**	**689**	**+24.4%**	**554**	**+24.3%**	**+13.6%**
Cost of risk	(1)	23	n.s.	(1)	n.s.	x2.6
Impairments on (in)tangible assets	(1)	0	n.s.	(1)	n.s.	n.s.
Tax expense	(151)	(194)	+28.8%	(151)	+28.7%	+14.3%
Net income	**401**	**518**	**+29.1%**	**401**	**+29.1%**	**+11.8%**
Minority interests	10	16	+48.8%	10	+48.8%	+44.3%
Net income – Group share	**391**	**502**	**+28.6%**	**391**	**+28.5%**	**+10.9%**

STATEMENT OF INCOME: FROM REPORTED TO UNDERLYING[4] PRO FORMA[3]

in millions of EUR	Q3 2004[1]	Q3 2005[2]	Variation	9M 2004[1]	9M 2005[2]	Variation
Income	**1,319**	**1,510**	**+14.5%**	**4,185**	**4,406**	**+5.3%**
Changes in consolidation scope	*1*	*0*	*n.s.*	*(13)*	*0*	*n.s.*
Income pro forma	**1,321**	**1,510**	**+14.3%**	**4,171**	**4,406**	**+5.6%**
Non-operating items	*9*	*80*	*x8.6*	*107*	*126*	*+17.7%*
Underlying income	**1,311**	**1,430**	**+9.1%**	**4,064**	**4,280**	**+5.3%**
Costs	**(766)**	**(821)**	**+7.3%**	**(2,265)**	**(2,387)**	**+5.4%**
Changes in consolidation scope	*(1)*	*0*	*n.s.*	*12*	*0*	*n.s.*
Costs pro forma	**(767)**	**(821)**	**+7.1%**	**(2,253)**	**(2,387)**	**+5.9%**
Non-operating items	*(1)*	*(11)*	*n.s.*	*0*	*(12)*	*n.s.*
Underlying costs	**(765)**	**(810)**	**+5.8%**	**(2,253)**	**(2,375)**	**+5.4%**
Gross operating income pro forma	**554**	**689**	**+24.3%**	**1,918**	**2,019**	**+5.3%**
Non-operating items	*8*	*69*	*x8.0*	*107*	*114*	*+6.8%*
Underlying gross operating income	**546**	**620**	**+13.6%**	**1,811**	**1,905**	**+5.2%**
Cost of risk pro forma	**(1)**	**23**	**n.s.**	**(23)**	**(26)**	**+15.7%**
Non-operating items	*4*	*36*	*n.s.*	*5*	*9*	*+82.0%*
Underlying cost of risk	**(5)**	**(13)**	**x2.6**	**(28)**	**(36)**	**+27.7%**
Net income – Group share	**391**	**502**	**+28.6%**	**1,396**	**1,485**	**+6.4%**
Changes in consolidation scope	*0*	*0*	*n.s.*	*(2)*	*0*	*n.s.*
Net income – Group share pro forma	**391**	**502**	**+28.5%**	**1,394**	**1,485**	**+6.5%**
Non-operating items	*8*	*78*	*x9.9*	*158*	*148*	*-6.3%*
Underlying Net income – Group share	**383**	**424**	**+10.9%**	**1,237**	**1,337**	**+8.1%**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Pro forma for Q3 2004 and 9M 2004 essentially due to the acquisition of FMS Hoche and the sale of Kempen & Co and SMBP.
4 i.e. excluding non-operating items (described on page 20 of this report).

KEY RATIOS

	Q3 2004[1]	Q3 2005[2]	9M 2004[1]	9M 2005[2]
Earnings per share (EPS)				
- basic[3]	EUR 0.35	EUR 0.47	EUR 1.24	EUR 1.36
- diluted[4]	EUR 0.35	EUR 0.45	EUR 1.24	EUR 1.34
Profit margin[5]	30.4%	34.3%	34.6%	34.7%
Cost-income ratio[6]	58.0%	54.4%	54.1%	54.2%
Cost of risk banking activities (annualized)[7]	0.01%	n.s.	0.01%	0.01%
Return on equity (annualized)[8]	14.4%	19.3%	17.5%	19.3%

UNDERLYING KEY RATIOS

	Q3 2004[1]	Q3 2005[2]	9M 2004[1]	9M 2005[2]
Underlying cost-income ratio[6,9]	58.4%	56.6%	55.4%	55.5%
Underlying cost of risk banking activities (annualized)	0.02%	0.01%	0.01%	0.01%

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 The ratio between Net income – Group share and weighted average number of shares.
4 The ratio between Net income – Group share and weighted average diluted number of shares.
5 The ratio between net income and income.
6 The ratio between costs and income.
7 The ratio between the annualized net cost of risk (i.e. excluding credit enhancement) and the gross outstanding loans and advances to customers and off-balance sheet financing commitments.
8 The ratio between the annualized Net income – Group share and the weighted average core shareholders' equity (estimated dividend for the period deducted).
9 i.e. excluding non-operating items (described on page 20 of this report).

BALANCE SHEET AND NET ASSETS

in millions of EUR, except where indicated	Sept. 30, 2004[1]	Jan. 1, 2005[2]	Sept. 30, 2005[2]	*Variation* Sept. 30, 2005/ Jan. 1, 2005
Total assets	**369,445**	**405,926**	**498,517**	**+22.8%**
of which				
Loans and advances to customers	167,101	170,595	183,788	+7.7%
Loans and securities	141,023	146,109	184,046	+26.0%
Total liabilities	**357,257**	**392,852**	**484,197**	**+23.3%**
of which				
Customers borrowings and deposits	82,257	93,055	111,618	+19.9%
Debt securities	141,172	146,101	171,183	+17.2%
Total equity	**12,188**	**13,074**	**14,320**	**+9.5%**
of which				
Core shareholders' equity	11,721	10,713	11,142	+4.0%
Total shareholders' equity	11,712	12,377	13,348	+7.8%
Net assets per share (in EUR)[3]				
- related to core shareholders' equity[4]		9.07	9.74	+7.4%
- related to total shareholders' equity[5]		10.58	11.77	+11.2%

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 The ratio between shareholders' equity (estimated dividend for the period deducted) and the number of shares (after deduction of treasury shares) at end of period.
4 Without AFS, CFH reserve and cumulative translation adjustments.
5 With AFS, CFH reserve and cumulative translation adjustments.

CAPITAL ADEQUACY

in millions of EUR, except where indicated	Jan 1, 2005[1]	March 31, 2005[1]	June 30, 2005[1]	Sept. 30, 2005[1]	*Variation* Sept. 30 2005/ Jan. 1, 2005	*Variation* Sept. 30, 2005/ June 30, 2005
Tier 1 capital[2]	10,336	10,567	10,764	11,048	+6.9%	+2.6%
Total regulatory capital[2]	11,460	11,468	11,637	11,769	+2.7%	+1.1%
Risk-weighted assets	103,355	109,542	114,485	111,821	+8.2%	-2.3%
Tier 1 ratio[2]	10.0%	9.6%	9.4%	9.9%		
Capital adequacy ratio[2]	11.1%	10.5%	10.2%	10.5%		

1 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 For the calculation of this ratio, the profit for the financial year minus the pro rata dividend (estimated for the period) is included in the equity.

MAIN ITEMS REPORTED AS NON-OPERATING IN 2004 AND 2005 (first, second and third quarters)

The non-operating factors comprise both the nonrecurring items as reported until 2004, and from 2005 on the variations of the marked-to-market value of FSA's CDS portfolio. The latter instruments being classified as derivatives, the variation of the market value during the reporting period is taken as a trading result; this treatment under IAS 39 does not allow a good understanding of the economic results, as this portfolio is composed of AAA-rated instruments, which FSA is committed to insure until maturity. Thus, the positive or negative marked-to-market variations on this book in any period are not underlying results, as they will eventually add up to zero.

Income

In Q1 2004: net revenues on the credit link notes (CLN portfolio) (EUR -10.8 million); utilization of Legiolease provision (EUR +9.8 million); capital gain on sale of equities (EUR +8.8 million); capital gain on long-term investments (EUR +53.8 million); impairment on long-term investments (EUR -7.3 million); effect of disposal of properties (EUR +16.5 million); reimbursement of default interests following a settlement with the Belgian fiscal authorities (EUR +7.3 million).

In Q2 2004: net revenues on the credit link notes (CLN portfolio) (EUR +8.1 million) ; utilization of Legiolease provision (EUR +10.0 million); losses on sale of portfolio holdings (EUR -9.6 million); effect of disposal of properties (EUR +3.5 million); reimbursement of default interests following a settlement with the Belgian fiscal authorities (EUR +1.0 million).

In Q3 2004: net revenues on CLN portfolio (EUR -0.2 million); capital gain on sale of equities (EUR +1.0 million); utilization of Legiolease provision (EUR +11.1 million).

In Q1 2005: interest discount on loans accepting "Dexia Offer" (EUR +9.2 million); capital gain on sale of equities (EUR +7.1 million); capital gain on long-term investments (EUR +4.1 million); marking to market of FSA's CDS portfolio (EUR -2.2 million).

In Q2 2005: interest discount on loans accepting "Dexia Offer" (EUR +8.6 million); capital gain on sale of equities (EUR +28.3 million); marking to market of FSA's CDS portfolio (EUR -11.3 million).

In Q3 2005: interest discount on loans accepting "Dexia Offer" (EUR +7.0 million); capital gain on sale of equities (EUR +39.7 million); marking to market of FSA's CDS portfolio (EUR +34.8 million).

Costs

In Q3 2004: restructuring costs at Dexia Bank Nederland (EUR -1.4 million).

In Q3 2005: costs related to the closure of Rekord in Germany (EUR -11.2 million).

Cost of risk

In Q3 2004: net write-back of charges for Legiolease at Dexia Bank Nederland (EUR +4.4 million).

In Q1 2005: net charge for Legiolease at Dexia Bank Nederland (EUR -83.0 million).

In Q2 2005: release of prior provisions for Legiolease at Dexia Bank Nederland (EUR +56.0 million).

In Q3 2005: release of prior provisions for Legiolease at Dexia Bank Nederland (EUR +36.5 million).

Impairments on (in)tangible assets

In Q1 2004: accelerated goodwill amortization (EUR -9.9 million) following impairments on a participation.

In Q2 2004: accelerated goodwill amortization (EUR -6.2 million) following impairments on participations.

Taxes

All the items above are before tax. The amount of corresponding taxes, at appropriate rates, is treated as a non-operating item in the total amount of taxation. The individual tax incidence of some items is specified below, as well as particular tax entries.

In Q1 2004: reimbursement of taxes following the settlement of a tax dispute (EUR +10.2 million); tax credit caused by the impairment of a participation (EUR +17.3 million).

In Q2 2004: reimbursement of taxes following the settlement of a tax dispute (EUR +6.1 million); tax credit caused by the impairment of participations (EUR +40.6 million).

In Q1 2005: reimbursement of taxes following the settlement of a tax dispute (EUR +15.4 million); tax credit caused by the impairment of a participation (EUR +17.0 million); write-back of a tax provision (EUR +6.5 million).

In Q2 2005: tax credit caused by the impairment of a participation (EUR +3.4 million).

In Q3 2005: reimbursement of taxes following the settlement of a tax dispute (EUR +5.4 million); differed taxes following the change in tax rate in Luxembourg (EUR -7.0 million).

II OPERATIONS AND RESULTS OF THE BUSINESSES

STATEMENT OF INCOME

INCLUDING NON-OPERATING ITEMS[1]

9M 2005[2]

in millions of EUR, except where indicated	Public/Project Finance and Credit Enhancement		Investment Management and Insurance Services	Treasury and Financial Markets	Central Assets	Dexia
Income	**1,711**	1,679	493	366	158	4,406
of which net commissions	*118*	*548*	*167*	*15*	*19*	*868*
Costs	**(555)**	(1,206)	(309)	(128)	(190)	(2,387)
Gross operating income	**1,156**	473	184	238	(32)	2,019
Cost of risk	(20)	(16)	0	1	9	(27)
Impairments on (in)tangible assets	0	0	0	0	1	1
Tax expense	(320)	(145)	(24)	(12)	34	(467)
Net income	**816**	312	160	227	12	1,527
Minority interests	28	0	4	2	8	42
Net income – Group share	**789**	312	156	225	4	1,485
Cost-income ratio	32.4%	71.8%	62.6%	35.0%	n.s.	54.2%
Allocated equity (end of period)	4,304	1,755	784	946	1,165	8,954
Risk-weighted assets	53,210	24,236	1,901	24,400	8,074	111,821

1 Described on page 20.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

CONTRIBUTION TO THE UNDERLYING* NET INCOME – GROUP SHARE

9M 2005


52%
22%
15%
Public/Project Finance and Credit Enhancement
Personal Financial Services
Investment Management and Insurance Services
Treasury and Financial Markets

* i.e. excluding non-operating items.

II OPERATIONS AND RESULTS OF THE BUSINESSES

Public/Project Finance and Credit Enhancement

ACTIVITY STATISTICS

All statistics hereunder relate to the underwriting, acceptance or purchase of public/project finance sector debt obligations, under the form of long-term loans, notes and bonds, liquidity guarantees, all forms of credit procurement as applicable in those countries where Dexia operates. Due to the specificities of the business in that country, production statistics are reported excluding Germany. The short-term facilities are not included.

	LONG-TERM ORIGINATIONS				LONG-TERM COMMITMENTS[1]		
in millions of EUR	Q3 2005	9M 2004	9M 2005	*Variation* 9M 2005/ 9M 2004	Sept. 30, 2004	Sept. 30, 2005	*Variation* Sept. 30, 2005/ Sept. 30, 2004
Fully-consolidated subsidiaries							
Belgium[2]	799	2,672	3,241	+21.3%	26,067	27,353	+4.9%
France	1,852	5,388	5,110	-5.2%	52,381	55,126	+5.2%
Luxembourg	25	178	580	x3.3	1,291	2,020	+56.4%
The Netherlands	104	248	291	+17.4%	691	796	+15.2%
United Kingdom	445	1,358	1,568	+15.5%	4,734	6,174	+30.4%
Sweden	117	522	584	+11.9%	3,214	3,631	+13.0%
Italy	1,014	3,449	4,528	+31.3%	27,289	30,513	+11.8%
Spain	102	993	1,440	+44.9%	4,623	6,192	+33.9%
Central and Eastern Europe[3]	637	175	2,421	x13,8	510	2,794	x5.5
America	2,605	4,413	8,244	+86.8%	27,675	39,595	+43.1%
Other[4]	1,762	1,818	5,819	x3.2	6,623	13,489	x2.0
Fully-consolidated subsidiaires without Germany	**9,462**	**21,215**	**33,826**	**+59.4%**	**155,097**	**187,682**	**+21.0%**
Germany	1,070	6,931	5,993	-13.5%	30,963	33,493	+8.2%
Fully-consolidated subsidiaires with Germany	**10,532**	**28,146**	**39,819**	**+41.5%**	**186,060**	**221,175**	**+18.9%**
of which public sector	*8,197*	*23,323*	*34,022*	*+45.9%*	*169,946*	*203,540*	*+19.8%*
of which corporate & project finance	*2,336*	*4,823*	*5,796*	*+20.2%*	*16,114*	*17,635*	*+9.4%*
Equity-accounted companies							
Austria (Kommunalkredit Austria)[5]	1,415	2,173	4,584	x2.1	9,261	16,504	+78.2%
Total managed by the Dexia Group	**11,526**	**30,319**	**44,403**	**+46.4%**	**195,321**	**237,679**	**+21.7%**

1 These amounts are stated at current exchange rate.
2 The activities realized by Dexia Bank Belgium outside Belgium are transferred to "Other" since January 1, 2005. Previous figures have been restated.
3 "Central and Eastern Europe" gathers all the activities of Dexia Kommunalkredit Bank and its two subsidiaries in Slovakia and Poland.
4 "Other" includes the activities of the Pacific area and Israël as well as the transactions carried out by head office in countries where the Group has no direct presence.
5 Corresponding to 100% of new lending/outstanding loans of Kommunalkredit Austria, which is 49%-owned by Dexia.

DEPOSIT-TAKING SERVICES AND INVESTMENT PRODUCTS (INCLUDING OFF-BALANCE SHEET PRODUCTS)

in millions of EUR	Sept. 30, 2004	Sept. 30, 2005	*Variation* Sept. 30, 2005/ Sept. 30, 2004
Balance sheet	14,588	17,362	+19.0%
Off-balance sheet	9,224	11,309	+22.6%
Total	**23,812**	**28,671**	**+20.4%**

FSA: ACTIVITY STATISTICS

in millions of USD	Q3 2004	Q3 2005	Variation Q3 2005/ Q3 2004	9M 2004	9M 2005	Variation 9M 2005/ 9M 2004
Gross present value originations	**252.7**	**315.0**	**+24.7%**	**709.9**	**720.9**	**+1.5%**
Municipal	109.7	218.2	+98.9%	419.6	423.6	+1.0%
US municipal obligations[1]	*97.5*	*176.8*	*+81.3%*	*322.9*	*344.8*	*+6.8%*
International municipal obligations[1]	*12.2*	*41.4*	*x3.4*	*96.7*	*78.8*	*-18.5%*
Asset-backed obligations	123.1	58.4	-52.6%	237.7	224.8	-5.4%
US asset-backed obligations[1]	*100.6*	*51.4*	*-48.9%*	*185.4*	*171.2*	*-7.7%*
International asset-backed obligations[1]	*22.5*	*7.0*	*-68.9%*	*52.3*	*53.6*	*+2.5%*
Investment products[2]	19.9	38.4	+93.0%	52.6	72.5	+37.8%
Gross par insured of new originations	**46,263**	**33,038**	**-28.6%**	**90,667**	**86,801**	**-4.3%**
Municipal	13,331	21,573	+61.8%	38,562	52,864	+37.1%
US municipal obligations	*13,059*	*19,801*	*+51.6%*	*36,622*	*50,034*	*+36.6%*
International municipal obligations	*272*	*1,772*	*x6.5*	*1,940*	*2,830*	*+45.9%*
Asset-backed obligations	31,243	8,564	-72.6%	48,146	27,021	-43.9%
US asset-backed obligations	*28,325*	*7,609*	*-73.1%*	*41,634*	*20,201*	*-51.5%*
International asset-backed obligations	*2,918*	*955*	*-67.3%*	*6,512*	*6,820*	*+4.7%*
Investment products	1,689	2,901	+71.8%	3,960	6,916	+74.6%
Net par insured of new originations	**38,641**	**25,780**	**-33.3%**	**74,136**	**71,425**	**-3.7%**
Municipal	9,507	14,770	+55.4%	27,097	39,865	+47.1%
US municipal obligations	*9,245*	*13,506*	*+46.1%*	*26,170*	*37,982*	*+45.1%*
International municipal obligations	*262*	*1,264*	*x4.8*	*927*	*1,883*	*x2.0*
Asset-backed obligations	27,445	8,109	-70.5%	43,079	24,644	-42.8%
US asset-backed obligations	*24,879*	*7,241*	*-70.9%*	*37,116*	*18,295*	*-50.7%*
International asset-backed obligations	*2,566*	*868*	*-66.2%*	*5,963*	*6,349*	*+6.5%*
Investment products	1,689	2,901	+71.8%	3,960	6,916	+74.7%

in millions of USD	Sept. 30, 2004	Sept. 30, 2005	Variation Sept. 30, 2005/ Sept. 30, 2004
Net par outstanding	**335,482**	**351,595**	**+4.8%**
Municipal	189,133	219,020	+15.8%
US municipal obligations	*181,693*	*209,479*	*+15.3%*
International municipal obligations	*7,440*	*9,541*	*+28.2%*
Asset-backed obligations	139,470	119,824	-14.1%
US asset-backed obligations	*99,718*	*87,044*	*-12.7%*
International asset-backed obligations	*39,752*	*32,780*	*-17.5%*
Investment products	6,879	12,751	+85.4%

1 Present value of premiums originated (PV premiums).

2 Present value of future net interest margin from guaranteed investments contracts (GICs) issued to municipalities and other market participants.

Public/Project Finance and Credit Enhancement

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING NON-OPERATING ITEMS

in millions of EUR, except where indicated	Q3 2004[1]	Q3 2005[2]	*Variation* Q3 2005/ Q3 2004	Year-to-date 9M 2004[1]	Year-to-date 9M 2005[2]	*Variation* 9M 2005/ 9M 2004
Income	**499**	**571**	+14.4%	**1,497**	**1,663**	+11.1%
of which net commissions	*40*	*32*	*-20.4%*	*126*	*118*	*-6.1%*
Costs	**(175)**	**(188)**	+7.4%	**(509)**	**(555)**	+9.0%
Gross operating income	**323**	**382**	+18.2%	**988**	**1,108**	+12.1%
Cost of risk	(1)	(13)	n.s.	(17)	(20)	+15.3%
Impairments on (in)tangible assets	0	0	n.s.	0	0	n.s.
Tax expense	(98)	(93)	-4.8%	(290)	(316)	+8.7%
Net income	**224**	**276**	+23.2%	**681**	**773**	+13.5%
Minority interests	7	9	+29.7%	33	28	-15.9%
Net income – Group share	**217**	**267**	+23.0%	**648**	**745**	+15.0%
Cost-income ratio	35.2%	33.0%		34.0%	33.3%	
Annualized ROEE[3]	22.4%	24.8%		22.3%	23.1%	
Allocated equity (end of period)	3,874	4,304		3,874	4,304	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q3 2004 and 9M 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Annualized return on economic equity (Net income – Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]	Q2 2005[2]	Q3 2005[2]
TOTAL							
Income	**545**	**497**	**499**	**579**	**539**	**540**	**632**
of which net commissions	*40*	*46*	*40*	*39*	*41*	*45*	*32*
Costs	**(163)**	**(170)**	**(175)**	**(178)**	**(180)**	**(186)**	**(188)**
Gross operating income	**382**	**327**	**323**	**402**	**359**	**354**	**443**
Cost of risk	(12)	(4)	(1)	(13)	1	(8)	(13)
Impairments on (in)tangible assets	0	0	0	0	0	0	0
Tax expense	(94)	(94)	(98)	(107)	(113)	(101)	(106)
Net income	**276**	**229**	**224**	**282**	**247**	**244**	**325**
Minority interests	14	12	7	10	9	9	9
Net income – Group share	**262**	**217**	**217**	**272**	**238**	**235**	**316**
NON-OPERATING ITEMS[3]							
Income	**47**	**(3)**		**39**	**(2)**	**(11)**	**61**
of which net commissions							
Costs							
Gross operating income	**47**	**(3)**		**39**	**(2)**	**(11)**	**61**
Cost of risk							
Impairments on (in)tangible assets							
Tax expense	4	1		(3)	1	7	(12)
Net income	**50**	**(2)**		**36**	**(1)**	**(4)**	**49**
Minority interests							
Net income – Group share	**50**	**(2)**		**36**	**(1)**	**(4)**	**48**
UNDERLYING							
Income	**499**	**500**	**499**	**540**	**541**	**551**	**571**
of which net commissions	*40*	*46*	*40*	*39*	*41*	*45*	*32*
Costs	**(163)**	**(170)**	**(175)**	**(178)**	**(180)**	**(186)**	**(188)**
Gross operating income	**335**	**330**	**323**	**362**	**361**	**365**	**382**
Cost of risk	(12)	(4)	(1)	(13)	1	(8)	(13)
Impairments on (in)tangible assets	0	0	0	0	0	0	0
Tax expense	(97)	(95)	(98)	(104)	(114)	(109)	(93)
Net income	**226**	**230**	**224**	**246**	**248**	**248**	**276**
Minority interests	14	12	7	10	9	9	9
Net income – Group share	**212**	**219**	**217**	**236**	**239**	**239**	**267**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Described on page 20.

II OPERATIONS AND RESULTS OF THE BUSINESSES

Personal Financial Services

CUSTOMER ASSETS & LIABILITIES

	2004		2005			*Variation*	*Variation*
in millions of EUR	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Sept. 30, 2005/ June 30, 2005	Sept. 30, 2005/ Sept. 30, 2004
Balance-sheet products	56,221	55,661	55,779	55,725	55,030	-1.2%	-2.1%
Off-balance sheet products	51,432	53,056	55,626	58,816	60,969	+3.7%	+18.5%
Insurance	7,485	7,986	8,020	8,516	8,866	+4.1%	+18.4%
Total customer assets	**115,138**	**116,703**	**119,425**	**123,057**	**124,865**	**+1.5%**	**+8.4%**
Total customer liabilities	**25,997**	**26,382**	**26,650**	**27,414**	**28,242**	**+3.0%**	**+8.6%**
Total customer assets & liabilities	**141,135**	**143,085**	**146,076**	**150,471**	**153,107**	**+1.8%**	**+8.5%**

RETAIL BANKING

	2004		2005			*Variation*	*Variation*
in millions of EUR	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Sept. 30, 2005/ June 30, 2005	Sept. 30, 2005/ Sept. 30, 2004
Deposits	31,059	31,224	32,087	32,793	32,561	-0.7%	+4.8%
Sight accounts	*4,990*	*5,023*	*5,610*	*5,931*	*5,606*	*-5.5%*	*+12.4%*
Savings accounts	*26,070*	*26,201*	*26,476*	*26,862*	*26,955*	*+0.3%*	*+3.4%*
Savings bonds & term deposits	13,724	12,755	12,176	11,413	10,890	-4.6%	-20.7%
Bonds issued by the Group	6,045	6,081	6,365	6,662	6,478	-2.8%	+7.2%
Mutual funds	16,190	17,369	18,155	19,412	20,632	+6.3%	+27.4%
Life insurance technical reserves	5,687	6,073	6,289	6,602	6,762	+2.4%	+18.9%
Direct securities[1]	5,351	5,431	6,161	6,305	6,198	-1.7%	+15.8%
Total customer assets	**78,057**	**78,933**	**81,232**	**83,188**	**83,521**	**+0.4%**	**+7.0%**
Loans to customers	17,484	17,895	18,040	18,628	19,252	+3.3%	+10.1%
Mortgage loans	*15,199*	*15,524*	*15,770*	*16,327*	*16,992*	*+4.1%*	*+11.8%*
Consumer loans	*2,285*	*2,371*	*2,270*	*2,301*	*2,259*	*-1.8%*	*-1.1%*
Loans to SMEs and the self-employed	5,987	5,963	6,096	6,262	6,262	n.s.	+4.6%
Total loans to customers	**23,470**	**23,858**	**24,136**	**24,890**	**25,514**	**+2.5%**	**+8.7%**

1 Customers' financial assets (such as shares, bonds and cooperator's shares) held under custody by the bank.

PRIVATE BANKING

	2004		2005			*Variation*	*Variation*
in millions of EUR	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Sept. 30, 2005/ June 30, 2005	Sept. 30, 2005/ Sept. 30, 2004
Cash management	1,957	2,023	1,712	1,899	1,819	-4.2%	-7.1%
Deposits	8,997	9,293	9,252	9,290	9,321	+0.3%	+3.6%
Mandates	6,744	6,894	7,137	7,616	7,828	+2.8%	+16.1%
Mutual funds	7,352	7,668	7,964	8,646	9,231	+6.8%	+25.5%
Structured products	3,415	2,917	3,054	3,184	3,236	+1.6%	-5.2%
Life insurance technical reserves	1,798	1,913	1,731	1,913	2,103	+9.9%	+17.0%
Direct securities[1]	6,817	7,061	7,342	7,322	7,806	+6.6%	+14.5%
Total customer assets	**37,080**	**37,770**	**38,193**	**39,869**	**41,345**	**+3.7%**	**+11.5%**
Total loans to customers	**2,527**	**2,524**	**2,514**	**2,524**	**2,728**	**+8.1%**	**+8.0%**

1 Customers' financial assets (such as shares, bonds and cooperator's shares) held under custody by the bank.

Personal Financial Services

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING NON-OPERATING ITEMS

in millions of EUR, except where indicated	Q3 2004[1]	Q3 2005[2]	*Variation* Q3 2005/ Q3 2004	Year-to-date 9M 2004[1]	Year-to-date 9M 2005[2]	*Variation* 9M 2005/ 9M 2004
Income	**545**	**572**	**+5.0%**	**1,611**	**1,676**	**+4.1%**
of which net commissions	*154*	*182*	*+17.9%*	*491*	*548*	*+11.6%*
Costs	**(394)**	**(406)**	**+3.1%**	**(1,182)**	**(1,195)**	**+1.2%**
Gross operating income	**152**	**167**	**+9.9%**	**429**	**481**	**+12.1%**
Cost of risk	(8)	(2)	-78.5%	(23)	(16)	-28.3%
Impairments on (in)tangible assets	0	0	n.s.	0	0	n.s.
Tax expense	(44)	(53)	+21.0%	(126)	(146)	+15.1%
Net income	**100**	**112**	**+11.6%**	**280**	**319**	**+14.0%**
Minority interests	(2)	0	n.s.	(3)	0	n.s.
Net income – Group share	**102**	**112**	**+9.8%**	**283**	**320**	**+13.1%**
Cost-income ratio	72.2%	70.8%		73.4%	71.3%	
Annualized ROEE[3]	23.7%	25.5%		21.9%	24.3%	
Allocated equity (end of period)	1,718	1,755		1,718	1,755	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q3 2004 and 9M 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Annualized return on economic equity (Net income – Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1,3]	Q1 2005[2]	Q2 2005[2]	Q3 2005[2]
		TOTAL					
Income	531	532	546	546	551	558	571
of which net commissions	*166*	*171*	*154*	*178*	*186*	*180*	*182*
Costs	**(382)**	**(406)**	**(394)**	**(386)**	**(393)**	**(397)**	**(417)**
Gross operating income	**149**	**126**	**152**	**160**	**158**	**161**	**154**
Cost of risk	(10)	(6)	(8)	(12)	(9)	(5)	(2)
Impairments on (in)tangible assets	0	0	0	(3)	0	0	0
Tax expense	(41)	(40)	(44)	(52)	(44)	(48)	(53)
Net income	**98**	**81**	**101**	**93**	**105**	**107**	**100**
Minority interests	0	(1)	(2)	1	0	0	0
Net income – Group share	**98**	**82**	**102**	**92**	**105**	**107**	**99**
		NON-OPERATING ITEMS[4]					
Income		(3)	1	7	4	1	(2)
of which net commissions							
Costs							**(11)**
Gross operating income		**(3)**	**1**	**7**	**4**	**1**	**(13)**
Cost of risk							
Impairments on (in)tangible assets				(3)			
Tax expense		1					1
Net income		**(1)**		**4**	**4**		**(12)**
Minority interests							
Net income – Group share		**(1)**		**4**	**4**		**(12)**
		UNDERLYING					
Income	531	534	545	540	547	557	572
of which net commissions	*166*	*171*	*154*	*178*	*186*	*180*	*182*
Costs	**(382)**	**(406)**	**(394)**	**(386)**	**(393)**	**(397)**	**(406)**
Gross operating income	**149**	**129**	**152**	**154**	**154**	**160**	**167**
Cost of risk	(10)	(6)	(8)	(12)	(9)	(5)	(2)
Impairments on (in)tangible assets	0	0	0	0	0	0	0
Tax expense	(41)	(41)	(44)	(52)	(44)	(48)	(53)
Net income	**98**	**82**	**100**	**89**	**101**	**107**	**112**
Minority interests	0	(1)	(2)	1	0	0	0
Net income – Group share	**98**	**83**	**102**	**88**	**101**	**107**	**112**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Pro forma for Q4 2004 as Eural and Rekord are no longer in the scope of consolidation as from Q4 2005.
4 Described on page 20.

II OPERATIONS AND RESULTS OF THE BUSINESSES

Investment Management and Insurance Services

(Asset Management, Fund Administration and Insurance)

ASSET MANAGEMENT

in billions of EUR	2004 Sept. 30	2004 Dec. 31	2005 March 31	2005 June 30	2005 Sept. 30	*Variation* Sept. 30, 2005/ June 30, 2005	*Variation* Sept. 30, 2005/ Sept. 30, 2004
Assets under management[1]	**67.6**	**71.5**	**75.7**	**81.4**	**87.9**	**+8.0%**	**+30.0%**
By type of management							
Mutual funds	46.7	49.3	53.3	57.7	62.4	+8.2%	+33.6%
Private mandates	3.8	3.8	3.7	3.7	4.4	+18.5%	+15.8%
Institutional mandates	17.1	18.4	18.7	20.0	21.2	+5.8%	+24.0%
By type of mutual fund							
Equity funds	8.4	8.8	9.2	9.8	10.6	+8.1%	+26.8%
Bond funds	10.7	13.1	15.5	17.4	19.0	+8.8%	+76.5%
Money market funds	9.5	8.6	9.0	9.8	10.3	+4.6%	+8.1%
Alternative funds	3.9	4.3	5.0	5.4	6.3	+18.1%	+62.8%
Global balanced funds	7.4	7.6	7.8	8.2	9.0	+9.0%	+20.8%
Structured products	3.7	3.7	3.4	3.4	3.4	-1.6%	-9.2%
Other	3.1	3.3	3.4	3.6	3.8	+6.9%	+24.8%

1 Assets under the management of Dexia Asset Management. Assets counted twice included.

FUND ADMINISTRATION

in billions of EUR, except where indicated	2004 Sept. 30	2004 Dec. 31	2005 March 31	2005 June 30	2005 Sept. 30	*Variation* Sept. 30, 2005/ June 30, 2005	*Variation* Sept. 30, 2005/ Sept. 30, 2004
Custody Services[1]							
Capital managed end of period	180.8	188.7	202.0	221.3	239.5	+8.2%	+32.5%
Central Administration Services[2]							
Capital managed end of period	173.2	188.3	198.7	211.6	227.7	+7.6%	+20.9%
Number of NAV to calculate in the year (forecast in thousands)	381	397	403	410	412	+0.4%	+8.1%
Transfer Agent Services							
Assets managed end of period	310.5	336.0	363.3	388.6	423.8	+9.0%	+36.5%
Number of subscriptions/repurchase of the quarter (in millions)	1.76	2.15	1.97	1.83	2.05	+12.0%	+16.4%

1 Mandates to DFS only.
2 The activities of the newly acquired FMS Hoche are included since January 1, 2005. Previous figures have been restated.

WRITTEN INSURANCE PREMIUMS

in millions of EUR	Q3 2004	Q3 2005	*Variation* Q3 2005/ Q3 2004	Sept. 30, 2004	Sept. 30, 2005	*Variation* Sept. 30, 2005/ Sept. 30, 2004
Life	591	599	+1.4%	1,726	2,066	+19.7%
Nonlife	95	101	+7.4%	306	320	+4.6%
Total	**686**	**700**	**+2.0%**	**2,032**	**2,386**	**+17.4%**

Investment Management and Insurance Services

(Asset Management, Fund Administration and Insurance)

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING NON-OPERATING ITEMS

in millions of EUR, except where indicated	Q3 2004[1]	Q3 2005[2]	*Variation* Q3 2005/ Q3 2004	Year-to-date 9M 2004[1]	Year-to-date 9M 2005[2]	*Variation* 9M 2005/ 9M 2004
Income	**143**	**154**	+7.3%	**460**	**493**	+7.2%
of which net commissions	*35*	*60*	*+71.2%*	*133*	*167*	*+25.1%*
Costs	**(97)**	**(109)**	+12.5%	**(277)**	**(309)**	+11.3%
Gross operating income	**46**	**45**	-3.5%	**183**	**184**	+0.9%
Cost of risk	0	0	n.s.	(1)	0	n.s.
Impairments on (in)tangible assets	0	0	n.s.	0	0	n.s.
Tax expense	(11)	1	n.s.	(42)	(24)	-42.2%
Net income	**35**	**46**	+32.5%	**140**	**160**	+14.1%
Minority interests	1	2	n.s.	6	4	-26.7%
Net income – Group share	**34**	**44**	+29.7%	**135**	**156**	+15.9%
Cost-income ratio	67.6%	70.9%		60.3%	62.6%	
Annualized ROEE[3]	18.9%	22.6%		24.8%	26.5%	
Allocated equity (end of period)	724	784		724	784	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q3 2004 and 9M 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Annualized return on economic equity (Net income – Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]	Q2 2005[2]	Q3 2005[2]
		TOTAL					
Income	144	173	143	180	168	172	154
of which net commissions	*43*	*55*	*35*	*59*	*48*	*58*	*60*
Costs	**(88)**	**(94)**	**(97)**	**(102)**	**(98)**	**(101)**	**(109)**
Gross operating income	**56**	**78**	**46**	**78**	**69**	**70**	**45**
Cost of risk	0	0	0	0	0	0	0
Impairments on (in)tangible assets	(2)	0	0	0	0	0	0
Tax expense	(9)	(16)	(11)	(21)	(10)	(15)	1
Net income	**44**	**62**	**35**	**56**	**59**	**55**	**46**
Minority interests	2	3	1	3	1	2	2
Net income – Group share	**41**	**59**	**34**	**53**	**58**	**54**	**44**
		NON-OPERATING ITEMS[3]					
Income				9			
of which net commissions							
Costs		**(3)**					
Gross operating income		**(3)**		**9**			
Cost of risk							
Impairments on (in)tangible assets	(2)						
Tax expense	4	1					
Net income	**2**	**(2)**		**9**			
Minority interests							
Net income – Group share	**2**	**(2)**		**9**			
		UNDERLYING					
Income	144	173	143	171	168	172	154
of which net commissions	*43*	*55*	*35*	*59*	*48*	*58*	*60*
Costs	**(88)**	**(92)**	**(97)**	**(102)**	**(98)**	**(101)**	**(109)**
Gross operating income	**56**	**81**	**46**	**69**	**69**	**70**	**45**
Cost of risk	0	0	0	0	0	0	0
Impairments on (in)tangible assets	0	0	0	0	0	0	0
Tax expense	(13)	(17)	(11)	(21)	(10)	(15)	1
Net income	**42**	**64**	**35**	**48**	**59**	**55**	**46**
Minority interests	2	3	1	3	1	2	2
Net income – Group share	**40**	**61**	**34**	**44**	**58**	**54**	**44**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Described on page 20.

II OPERATIONS AND RESULTS OF THE BUSINESSES

Treasury and Financial Markets

UNDERLYING STATEMENT OF INCOME

EXCLUDING NON-OPERATING ITEMS

in millions of EUR, except where indicated	Q3 2004[1]	Q3 2005[2]	*Variation* Q3 2005/ Q3 2004	Year-to-date 9M 2004[1]	9M 2005[2]	*Variation* 9M 2005/ 9M 2004
Income	**88**	**133**	**+50.5%**	**343**	**366**	**+6.7%**
of which net commissions	*8*	*5*	*-38.4%*	*27*	*15*	*-43.8%*
Costs	**(42)**	**(43)**	**+1.1%**	**(123)**	**(128)**	**+3.8%**
Gross operating income	**46**	**90**	**+95.7%**	**220**	**238**	**+8.2%**
Cost of risk	4	0	n.s.	15	1	-95.8%
Impairments on (in)tangible assets	0	0	n.s.	0	0	n.s.
Tax expense	(3)	(16)	x6.1	(46)	(29)	-38.5%
Net income	**48**	**74**	**+56.0%**	**188**	**210**	**+11.4%**
Minority interests	1	1	n.s.	2	2	n.s.
Net income – Group share	**47**	**73**	**+56.0%**	**186**	**208**	**+11.4%**
Cost-income ratio	47.8%	32.1%		35.9%	35.0%	
Annualized ROEE[3]	20.9%	30.8%		27.8%	29.3%	
Allocated equity (end of period)	893	946		893	946	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q3 2004 and 9M 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Annualized return on economic equity (Net income – Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]	Q2 2005[2]	Q3 2005[2]
		TOTAL					
Income	**120**	**136**	**88**	**140**	**138**	**95**	**133**
of which net commissions	*7*	*6*	*7*	*6*	*6*	*5*	*5*
Costs	**(40)**	**(41)**	**(42)**	**(39)**	**(42)**	**(43)**	**(43)**
Gross operating income	**80**	**95**	**46**	**101**	**95**	**52**	**90**
Cost of risk	11	0	4	5	1	0	0
Impairments on (in)tangible assets	(7)	0	0	0	0	0	0
Tax expense	(9)	14	(3)	(29)	4	0	(16)
Net income	**74**	**109**	**47**	**76**	**100**	**53**	**74**
Minority interests	1	1	1	0	1	0	1
Net income – Group share	**73**	**109**	**47**	**76**	**99**	**53**	**73**
		NON-OPERATING ITEMS[3]					
Income	**(10)**	**11**		**34**			
of which net commissions	*(3)*	*(4)*					
Costs							
Gross operating income	**(10)**	**11**		**34**			
Cost of risk							
Impairments on (in)tangible assets	(7)						
Tax expense	17	32		(2)	17		
Net income	**(1)**	**43**		**31**	**17**		
Minority interests							
Net income – Group share	**(1)**	**43**		**31**	**17**		
		UNDERLYING					
Income	**130**	**124**	**88**	**106**	**138**	**95**	**133**
of which net commissions	*10*	*10*	*8*	*6*	*6*	*5*	*5*
Costs	**(40)**	**(41)**	**(42)**	**(39)**	**(42)**	**(43)**	**(43)**
Gross operating income	**90**	**83**	**46**	**67**	**95**	**52**	**90**
Cost of risk	11	0	4	5	1	0	0
Impairments on (in)tangible assets	0	0	0	0	0	0	0
Tax expense	(26)	(18)	(3)	(27)	(13)	0	(16)
Net income	**75**	**66**	**48**	**45**	**83**	**53**	**74**
Minority interests	1	1	1	0	1	0	1
Net income – Group share	**74**	**65**	**47**	**45**	**82**	**53**	**73**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Described on page 20.

II OPERATIONS AND RESULTS OF THE BUSINESSES

Central Assets

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1,3]	Q1 2005[2]	Q2 2005[2]	Q3 2005[2]
		TOTAL					
Income	101	72	45	(18)	57	79	21
of which net commissions	*3*	*(1)*	*(2)*	*(14)*	*9*	*4*	*6*
Costs	(56)	(45)	(59)	(79)	(59)	(66)	(64)
Gross operating income	46	27	(14)	(97)	(2)	13	(43)
Cost of risk	(2)	1	4	(182)	(83)	55	37
Impairments on (in)tangible assets	0	(7)	(1)	1	0	1	0
Tax expense	4	5	5	212	62	(7)	(21)
Net income	47	26	(6)	(66)	(23)	62	(27)
Minority interests	5	6	4	1	3	2	3
Net income – Group share	42	20	(9)	(67)	(25)	59	(30)
		NON-OPERATING ITEMS[4]					
Income	42	14	9	(14)	16	39	21
of which net commissions							
Costs		3	(1)			(1)	
Gross operating income	42	17	8	(14)	16	38	21
Cost of risk	(1)	1	4	(182)	(83)	56	36
Impairments on (in)tangible assets		(6)					
Tax expense	2	6	(4)	173	45	(19)	(15)
Net income	44	18	8	(23)	(22)	75	42
Minority interests	1						
Net income – Group share	42	18	8	(23)	(22)	75	42
		UNDERLYING					
Income	59	58	36	(4)	41	40	1
of which net commissions	*3*	*(1)*	*(2)*	*(14)*	*9*	*4*	*6*
Costs	(56)	(49)	(57)	(79)	(59)	(65)	(64)
Gross operating income	3	10	(22)	(83)	(18)	(25)	(64)
Cost of risk	(2)	(1)	0	0	0	(1)	1
Impairments on (in)tangible assets	0	0	(1)	1	0	1	0
Tax expense	2	(1)	10	39	17	11	(6)
Net income	4	8	(13)	(43)	(1)	(14)	(69)
Minority interests	4	6	4	1	3	2	3
Net income – Group share	0	2	(17)	(44)	(4)	(16)	(72)

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Pro forma for Q4 2004 as Eural and Rekord are no longer in the scope of consolidation as from Q4 2005.
4 Described on page 20.

II OPERATIONS AND RESULTS OF THE BUSINESSES

Dexia

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1,3]	Q1 2005[2]	Q2 2005[2]	Q3 2005[2]
TOTAL							
Income	**1,442**	**1,409**	**1,321**	**1,427**	**1,453**	**1,443**	**1,510**
of which net commissions	*257*	*277*	*236*	*267*	*290*	*293*	*285*
Costs	**(730)**	**(757)**	**(767)**	**(784)**	**(773)**	**(793)**	**(821)**
Gross operating income	**712**	**652**	**554**	**643**	**680**	**650**	**689**
Cost of risk	(14)	(8)	(1)	(203)	(91)	41	23
Impairments on (in)tangible assets	(10)	(7)	(1)	(2)	0	2	0
Tax expense	(149)	(130)	(151)	2	(101)	(172)	(194)
Net income	**539**	**507**	**401**	**441**	**489**	**521**	**518**
Minority interests	22	20	10	16	14	13	16
Net income – Group share	**517**	**486**	**391**	**425**	**475**	**508**	**502**
NON-OPERATING ITEMS[4]							
Income	**78**	**20**	**9**	**75**	**18**	**28**	**80**
of which net commissions	*(3)*	*(4)*					
Costs		**1**	**(1)**			**(1)**	**(11)**
Gross operating income	**78**	**20**	**8**	**75**	**18**	**27**	**69**
Cost of risk	(1)	1	4	(182)	(83)	56	36
Impairments on (in)tangible assets	(10)	(6)		(3)			
Tax expense	26	41	(4)	167	63	(11)	(27)
Net income	**94**	**57**	**8**	**57**	**(2)**	**72**	**78**
Minority interests	1						
Net income – Group share	**93**	**57**	**8**	**57**	**(2)**	**72**	**78**
UNDERLYING							
Income	**1,363**	**1,389**	**1,311**	**1,353**	**1,435**	**1,415**	**1,430**
of which net commissions	*261*	*281*	*236*	*267*	*290*	*293*	*285*
Costs	**(730)**	**(758)**	**(765)**	**(784)**	**(773)**	**(792)**	**(810)**
Gross operating income	**633**	**632**	**546**	**569**	**662**	**623**	**620**
Cost of risk	(13)	(10)	(5)	(20)	(8)	(15)	(13)
Impairments on (in)tangible assets	0	0	(1)	1	0	2	0
Tax expense	(176)	(171)	(147)	(165)	(164)	(160)	(167)
Net income	**445**	**450**	**393**	**384**	**490**	**449**	**440**
Minority interests	20	20	10	16	14	13	15
Net income – Group share	**424**	**429**	**383**	**369**	**477**	**436**	**424**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Pro forma for Q4 2004 as Eural and Rekord are no longer in the scope of consolidation as from Q4 2005.
4 Described on page 20.

III CAPITAL ADEQUACY, RISKS AND RATINGS

CAPITAL ADEQUACY

in millions of EUR, except where indicated	Jan. 1, 2005[1]	March 31, 2005[1]	June 30, 2005[1]	Sept. 30, 2005[1]
Tier 1 capital[2]	10,336	10,567	10,764	11,048
Total regulatory capital[2]	11,460	11,468	11,637	11,769
Tier 1 ratio[2]	10.0%	9.6%	9.4%	9.9%
Capital adequacy ratio[2]	11.1%	10.5%	10.2%	10.5%

1 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 For the calculation of this ratio, the profit for the financial year minus the pro rata dividend (estimated for the period) is included in the equity.

RISK-WEIGHTED ASSETS

in millions of EUR	Jan. 1, 2005[1]	March 31, 2005[1]	June 30, 2005[1]	Sept. 30, 2005[1]
20% weighted counterparts	33,768	36,547	38,425	38,488
50% weighted counterparts	11,790	11,708	13,619	13,627
100% weighted counterparts	53,875	55,537	56,326	53,793
Trading portfolio	3,922	5,750	6,115	5,913
Total	**103,355**	**109,542**	**114,485**	**111,821**

1 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

QUALITY OF RISKS

in millions of EUR, except where indicated	Sept. 30, 2004[1]	Sept. 30, 2005[2]
Impaired loans	1,742	1,712
Portfolio impairments[3]	1,191	1,025
Asset quality ratio[4]	1.06%	0.95%
Coverage ratio[5]	68.4%	59.9%

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 Does not include the collective impairment set aside to cover potential risk on share-leasing products.
4 The ratio between the impaired loans and the gross outstanding loans.
5 The ratio between the portfolio impairments and the impaired loans.

RATINGS (long term)

	DEXIA BANK	DEXIA CRÉDIT LOCAL	DEXIA BIL	FSA	DEXIA MUNICIPAL AGENCY
Moody's	Aa2	Aa2	Aa2	Aaa	Aaa
Standard & Poor's	AA	AA	AA	AAA	AAA
Fitch	AA+	AA+	AA+	AAA	AAA

IV SHAREHOLDER INFORMATION

SHAREHOLDER'S BASE AS OF SEPTEMBER 30, 2005

Identified institutional investors[1]:	28.85%
of which:	
Belgium:	*3.63%*
France:	*9.84%*
Other countries:	*15.38%*
Non-identified shareholders[2]:	17.09%



Shareholders with more than 5% of the capital:	48.95%
of which:	
Arcofin:	*16.64%*
Holding Communal:	*16.41%*
Caisse des Dépôts:	*8.97%*
Ethias:	*6.93%*
Treasury Shares:	1.04%
Staff and Management:	4.07%

1 As of June 30, 2005.
2 Including individual shareholders.

NUMBER OF SHARES

	Sept. 30, 2004	Dec. 31, 2004	Sept. 30, 2005
Number of shares	1,136,191,653	1,145,261,366	1,096,992,365
of which Treasury Shares	*28,732,931*	*40,050,935*	*11,371,937*
Number of options	51,751,406	50,684,800	57,035,566
Total number of current/potential future shares[1]	**1,187,943,059**	**1,195,946,166**	**1,154,027,931**

1 For more details refer to "Legal Information" on *www.dexia.com*.

DATA PER SHARE

	9M 2004	9M 2005
Average weighted number of shares[1]	1,123,842,339	1,093,813,179
Weighted potentially dilutive shares resulting from options	3,960,418	11,904,608
Weighted average diluted number of shares[1]	1,127,802,757	1,105,717,786
Earnings per share - EPS (in EUR)		
- basic[2]	1.24	1.36
- diluted[3]	1.24	1.34

	Jan. 1, 2005	Sept. 30, 2005
Net assets per share (in EUR)[4]		
- related to core shareholders' equity[5]	9.07	9.74
- related to total shareholders' equity[6]	10.58	11.77

1 Excluding shares held in treasury stocks.
2 The ratio between the Net income – Group share and the weighted average number of shares.
3 The ratio between the Net income – Group share and the weighted average diluted number of shares.
4 The ratio between the shareholders' equity (estimated dividend for the period deducted) and the number of shares (after deduction of treasury shares) at end of period.
5 Without AFS, CFH reserve and cumulative translation adjustments.
6 With AFS, CFH reserve and cumulative translation adjustments.

STOCK EXCHANGE DATA

	Dec. 31, 2004	Sept. 30, 2005
Price per share (in EUR)[1]	16.93	18.75
Stock market capitalization (in millions of EUR)	19,384	20,569

Stock Exchange	Brussels	Paris
Stock price as of Dec. 31, 2004 (in EUR)	16.92	16.93
Stock price as of Sept. 30, 2005 (in EUR)	18.73	18.77
First 9 months 2005		
Highest price / Lowest price (in EUR)	18.95 / 16.93	18.98 / 16.93
Average daily trading volume (in millions of EUR)	24.16	29.45
Average daily trading volume (in thousands of shares)	1,339	1,635

1 Average closing prices on Euronext Brussels and Euronext Paris.

V CONSOLIDATED FINANCIAL STATEMENTS

DEXIA – CONSOLIDATED BALANCE SHEET

ASSETS

in millions of EUR		WITHOUT IAS 32&39 AND IFRS4*		WITH IAS 32&39 AND IFRS4*	
		Jan. 1, 2004	Sept. 30, 2004	Jan. 1, 2005	Sept. 30, 2005
I.	Cash and balances with central banks	4,488	2,632	3,717	4,505
II.	Due from banks	27,812	26,602	44,278	72,486
III.	Loans and advances to customers	164,424	167,101	170,595	183,788
IV.	Loans and securities held for trading	17,488	22,350	10,555	12,452
V.	Loans and securities designated at fair value	0	0	6,066	10,004
VI.	Loans and securities available for sale	108,036	117,807	126,204	158,330
VII.	Loans and securities held to maturity	833	866	3,284	3,260
VIII.	Net positive value of derivatives	18,182	20,426	27,542	34,257
IX.	Fair value revaluation of portfolio hedge	0	0	982	2,147
X.	Investments in associates	701	753	762	800
XI.	Tangible fixed assets	1,516	1,451	1,633	1,619
XII.	Intangible assets and goodwill	717	737	736	754
XIII.	Tax assets	617	589	802	662
XIV.	Other assets	5,853	7,370	8,748	10,751
XV.	Non current assets held for sale	64	761	22	2,702
Total assets		**350,730**	**369,445**	**405,926**	**498,517**

* As endorsed by the European Commission.

The notes on pages 48 to 82 are an integral part of these consolidated financial statements.

DEXIA – CONSOLIDATED BALANCE SHEET

LIABILITIES

in millions of EUR	WITHOUT IAS 32&39 AND IFRS4*		WITH IAS 32&39 AND IFRS4*	
	Jan. 1, 2004	Sept. 30, 2004	Jan. 1, 2005	Sept. 30, 2005
I. Due to banks	68,233	82,533	87,470	123,940
II. Customer borrowings and deposits	85,079	82,257	93,055	111,618
III. Liabilities held for trading	5,514	1,458	2,069	796
IV. Liabilities designated at fair value	0	0	3,874	4,825
V. Net negative value of derivatives	20,061	22,859	36,296	43,559
VI. Fair value revaluation of portfolio hedge	0	0	1,004	1,279
VII. Debt securities	136,466	141,172	146,101	171,183
VIII. Subordinated and convertible debt	5,520	5,355	5,270	5,102
IX. Technical provisions of insurance companies	10,010	11,702	8,567	8,986
X. Provisions and other obligations	1,091	1,085	1,124	1,405
XI. Tax liabilities	918	1,012	1,510	1,428
XII. Other liabilities	5,915	7,139	6,512	7,476
XIII. Non current liabilities held for sale	0	685	0	2,600
Total liabilities	**338,809**	**357,257**	**392,852**	**484,197**

EQUITY

in millions of EUR				
XIV. Subscribed capital	4,786	4,787	4,825	4,841
XV. Additional paid-in capital	8,915	8,916	8,993	9,030
XVI. Treasury shares	0	0	(584)	(187)
XVII. Reserves and retained earnings **	(2,267)	(3,378)	(2,521)	(4,027)
XVIII. Net income for the period	0	1,396	0	1,485
Core shareholders' equity	**11,434**	**11,721**	**10,713**	**11,142**
XIX. Gains and losses not recognised in the statement of income	0	(9)	1,664	2,206
Total shareholders' equity	**11,434**	**11,712**	**12,377**	**13,348**
XX. Minority interests	487	476	473	519
XXI. Discretionary participation features of insurance contracts	0	0	224	453
Total equity	**11,921**	**12,188**	**13,074**	**14,320**
Total liabilities and equity	**350,730**	**369,445**	**405,926**	**498,517**

* As endorsed by the European Commission.

** Net income for the period has been included in XVII. for the periods January 1, 2004 and January 1, 2005.

The notes on pages 48 to 82 are an integral part of these consolidated financial statements.

DEXIA – CONSOLIDATED STATEMENT OF INCOME

in millions of EUR		WITHOUT IAS 32&39 AND IFRS 4* Sept. 30, 2004	WITH IAS 32&39 AND IFRS 4* Sept. 30, 2005
I.	Interest income	41,910	41,838
II.	Interest expense	(39,215)	(39,106)
III.	Dividend income	83	114
IV.	Net income from associates	53	73
V.	Net trading income and result of hedge accounting	151	73
VI.	Net income on investments	155	372
VII.	Commission income	916	1,035
VIII.	Commission expense	(138)	(167)
IX.	Technical margin of insurance activities	222	125
X.	Other net income	48	49
	Income	**4,185**	**4,406**
XI.	Staff expense	(1,123)	(1,166)
XII.	General and administrative expense	(679)	(732)
XIII.	Network costs	(263)	(271)
XIV.	Depreciation & amortization	(163)	(177)
XV.	Deferred acquisition costs	(37)	(41)
	Costs	**(2,265)**	**(2,387)**
	Gross operating income	**1,920**	**2,019**
XVI.	Impairment on loans and provisions for credit commitments	(23)	(26)
XVII.	Impairment on tangible and intangible assets	(1)	1
XVIII.	Impairment on goodwill	(16)	0
	Net income before tax	**1,880**	**1,994**
XIX.	Tax expense	(431)	(467)
	Net income	**1,449**	**1,527**
	Attributable to minority interests	53	42
	Attributable to shareholders of the company	**1,396**	**1,485**

in EUR			
	Earnings per share		
	- basic	1.24	1.36
	- diluted	1.24	1.34

* As endorsed by the European Commission.

The notes on pages 48 to 82 are an integral part of these consolidated financial statements.

DEXIA – CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

CORE SHAREHOLDERS' EQUITY *in millions of EUR*	Subscribed capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Net income for the period	Core shareholders' equity
As of Dec. 31, 2003 Dexia GAAP	4,786	8,915	0	(3,760)	0	9,941
Effects of first time adoption of IFRS				1,493		1,493
As of Jan. 1, 2004	4,786	8,915	0	(2,267)	0	11,434
Movements of the period						
- Issuance of subscribed capital	1	1				2
- Sale and cancellation of treasury shares				(523)		(523)
- Dividends				(594)		(594)
- Employee share option scheme: value of employee services				14		14
- Variation of scope of consolidation				(8)		(8)
- Net income for the period					1,396	1,396
As of September 30, 2004	4,787	8,916	0	(3,378)	1,396	11,721

GAINS AND LOSSES NOT RECOGNIZED IN THE STATEMENT OF INCOME *in millions of EUR*	Gains and losses not recognized in the statement of income: securities (AFS)	derivatives (CFH)	associates (AFS, CFH and CTA)	Cumulative translation adjustments (CTA)	Total gains and losses Group share
As of Dec. 31, 2003 DEXIA GAAP				(151)	(151)
Effects of first time adoption of IFRS				151	151
As of Jan. 1, 2004				0	0
Translation adjustments				(9)	(9)
As of September 30, 2004	0	0	0	(9)	(9)

MINORITY INTERESTS *in millions of EUR*	Core equity	Gains and losses not recognized in the statement of income	Minority interests
As of Dec. 31, 2003 DEXIA GAAP	512	(27)	485
Effects of first time adoption of IFRS	(25)	27	2
As of Jan. 1, 2004	487	0	487
Movements of the period			
- Translation adjustments		1	1
- Dividends	(61)		(61)
- Variation of scope of consolidation	(6)		(6)
- Net income for the period	53		53
- Other	2		2
As of September 30, 2004	475	1	476

Core shareholders' equity	11,721
Gains and losses not recognized in the statement of income attributable to the shareholders of the company	(9)
Minority interests	476
TOTAL EQUITY as of September 30, 2004	12,188

The notes on pages 48 to 82 are an integral part of these consolidated financial statements.

DEXIA – CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

CORE SHAREHOLDERS' EQUITY *in millions of EUR*	Subscribed capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Net income for the period	Core shareholders' equity
As of Dec. 31, 2004 IFRS	4,825	8,993	0	(3,368)	1,822	12,272
Transfer of net income to reserve				1,822	(1,822)	0
Impact of first time application of IAS 32&39 and IFRS 4			(584)	(975)		(1,559)
As of Jan. 1, 2005	4,825	8,993	(584)	(2,521)	0	10,713
Movements of the period						
- Issuance of subscribed capital	16	37		(1)		52
- Acquisition of treasury shares			(427)			(427)
- Sale and cancellation of treasury shares			824	(814)		10
- Dividends				(677)		(677)
- Employee share option scheme: value of employee services				15		15
- Variation of scope of consolidation				(3)		(3)
- Other movements				(26)		(26)
- Net income for the period					1,485	1,485
As of September 30, 2005	4,841	9,030	(187)	(4,027)	1,485	11,142

GAINS AND LOSSES NOT RECOGNIZED IN THE STATEMENT OF INCOME *in millions of EUR*	Subsidiary held for sale	Gains and losses not recognized in the statement of income: securities (AFS)	derivatives (CFH)	associates (AFS, CFH and CTA)	Cumulative translation adjustments (CTA)	Total gains and losses Group share
As of Dec. 31, 2004	0	0	0	0	(104)	(104)
Impact of first time application of IAS 32&39 & IFRS 4		1,738	20	(2)	12	1,768
As of Jan. 1, 2005	0	1,738	20	(2)	(92)	1,664
Movements of the period						
- Net change in fair value through equity – Available for sale investments		712		8		720
- Net change in fair value through equity – Cash flow hedges			(162)			(162)
- Translation adjustments		7			142	149
- Variation of scope of consolidation						
- Cancellation of FV following AFS disposals		(165)				(165)
- Transfers	39	(39)				
As of September 30, 2005	39	2,253	(142)	6	50	2,206

MINORITY INTERESTS *in millions of EUR*	Core equity	Gains and losses not recognized in the statement of income	Minority interests	**DISCRETIONARY PARTICIPATION FEATURES OF INSURANCE CONTRACTS** *in millions of EUR*
As of Dec. 31, 2004 IFRS	491	(7)	484	0
Impact of first time application of IAS 32&39 and IFRS 4	(22)	11	(11)	224
As of Jan. 1, 2005	469	4	473	224
Movements of the period				
- Increase of capital	16		16	
- Dividends	(25)		(25)	
- Net income for the period	42		42	
- Net change in fair value through equity		2	2	229
- Translation adjustments		11	11	
- Variation of scope of consolidation				
- Other	(1)	1		
As of September 30, 2005	501	18	519	453

Core shareholders' equity attributable	11,142
Gains and losses not recognized in the statement of income attributable to the shareholders of the company	2,206
Minority interests	519
Discretionary participation features of insurance contracts	453
TOTAL EQUITY as of September 30, 2005	14,320

The notes on pages 48 to 82 are an integral part of these consolidated financial statements.

DEXIA – CONSOLIDATED CASH FLOW STATEMENT

in millions of EUR	Sept. 30, 2004	Sept. 30, 2005
Cash flow from operating activities		
Net income after income taxes	1,449	1,527
Adjustments for:		
- Depreciation, amortization and other impairment	191	183
- Impairment on bonds, equities, loans and other assets	19	(64)
- Net gains on investments	(141)	(146)
- Charges for provisions	1,104	2,407
- Unrealized gains or losses		37
- Income from associates	(55)	(73)
- Dividends from associates	40	43
- Deferred taxes	33	58
- Other adjustments[1]	14	233
Changes in operating assets and liabilities	2,811	12,061
Net cash provided (used) by operating activities	5,465	16,266
Cash flow from investing activities		
Purchase of fixed assets	(270)	(452)
Sales of fixed assets	180	75
Acquisitions of unconsolidated equity shares	(950)	(812)
Sales of unconsolidated equity shares	707	682
Acquisitions of subsidiaries	(10)	(6)
Sales of subsidiaries	13	1
Net cash provided (used) by investing activities	(330)	(512)
Cash flow from financing activities		
Issuance of new share	3	81
Issuance of subordinated and convertible debt	18	1
Reimbursement of subordinated and convertible debt	(194)	(343)
Purchase of treasury shares	(506)	(427)
Sales of treasury shares	0	3
Dividends paid	(656)	(703)
Net cash provided (used) by financing activities	(1,335)	(1,388)
Net cash provided	3,800	14,366
Cash and cash equivalents at the beginning of the period	**44,927**	**46,003**
Cash flow from operating activities	5,465	16,266
Cash flow from investing activities	(330)	(512)
Cash flow from financing activities	(1,335)	(1,388)
Effect of exchange rates changes and change in scope of consolidation on cash and cash equivalents	4	62
Cash and cash equivalents at the end of the period	48,731	60,431
Additional information		
Income tax paid	(220)	(386)
Dividends received	123	158
Interest received	40,386	40,038
Interest paid	(38,293)	(38,097)

1 Includes EUR 218 million paid by Aegon in 2005.

Comments on reconciliation:

Dexia has decided to qualify as financing activities those related to core equity, treasury shares and other elements eligible as regulatory capital; while investing activities are limited at intangible or tangible assets and operations on AFS shares (consolidated or not). Financing activities elements include Group and minority cash flows. They are not split between Group and minority parts.

The main differences in the constitution of the cash flow statement under EU and Dexia GAAP are the result of the following elements:

* acquisitions and sales of bonds are no longer considered as investing activies but fully part of the operating activies;
* the cash and cash equivalent now show the current assets (except HTM) with a residual maturity lower than 3 months, excluding accrued interests; under Dexia GAAP, cash equivalents were composed of sight assets and liabilities with credit institutions and the Governement securities eligible for central bank refinancing.

The notes on pages 48 to 82 are an integral part of these consolidated financial statements

NOTE I. ACCOUNTING PRINCIPLES AND RULES OF CONSOLIDATED FINANCIAL STATEMENTS

These financial statements include the disclosures required by the European Accounting Regulation published up to and including September 30, 2005. Additional accounting policies and disclosures may be required in order to comply with local laws and accounting standards and stock exchange regulations.

GENERAL INFORMATION

Dexia provides financial services to the local public sector, retail and private banking services and investment management and insurance services in various parts of the world, mainly in Europe and in the United States.

The parent company of the Group is Dexia, which is a limited liability company and is incorporated and domiciled in Belgium. The address of its registered office is: Square the Meeûs 1 – B-1000 Brussels (Belgium).

Dexia is listed on the Euronext Stock Exchange in Paris and in Brussels and on the Luxembourg Stock Exchange.

These financial statements have been approved for issue by the Board of Directors on November 17, 2005 and signed on its behalf by Pierre Richard, Chairman and CEO and by Rembert von Lowis, Chief Financial Officer.

NOTES TO THE FINANCIAL STATEMENTS

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

These accounting policies are not necessarily final and are subject to change up to December 31, 2005 as a result of changes in IFRS standards and Interpretations, endorsement of IASB texts by the European Commission and changes in regulatory requirements.

The common abbreviations used below are:
IASB: International Accounting Standards Board
IFRIC: International Financial Reporting Interpretations Committee
ARC: Accounting Regulatory Committee
EFRAG: European Financial Reporting Advisory Group
EU GAAP: IFRS as endorsed by the European Commission

1 ACCOUNTING POLICIES

1.1 BASIS OF PRESENTATION

The consolidated financial statements of Dexia are prepared under EU GAAP i.e. IFRS as endorsed by the European Commission.

The European Commission published Regulation EC 1606/2002 on July 19, 2002, requiring listed groups to apply IFRS as from January 1, 2005. This regulation has been updated several times since 2002, validating the various texts published by the IASB with the exception of certain rules included in IAS 39.

The European Commission has carved out some paragraphs of IAS 39 with the objective of:

- forbidding to designate liabilities at fair value at the option of the entity;
- enabling European companies to reflect appropriately in their consolidated financial statements the economic hedges they make in the course of their interest rate risk management.

Dexia's financial statements have therefore been prepared in accordance with all IFRS regulations published and endorsed by the EC up to March 31, 2005, except for the conditions of application of interest rate portfolio hedging and the possibility to hedge core deposits. Therefore, they cannot be described as IFRS compliant in the sense of IAS 1.

Dexia adopted the new accounting rules on January 1, 2005 and has accordingly restated its previously reported 2004 consolidated financial statements. The effects of the adoption of IFRS have been reflected within Paragraph 4 "Effects of changes in accounting policies". Dexia decided to apply IAS 32&39 and IFRS 4 as from January 1, 2005, without restating the 2004 comparative information as permitted by IFRS 1.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect amounts reported. While management believes they have considered all available information in developing these estimates, actual results could differ from such estimates and the differences could be material to the financial statements.

The consolidated financial statements are stated in millions of euro (EUR) unless otherwise stated.

1.2 CHANGES IN ACCOUNTING POLICIES SINCE THE PREVIOUS PUBLICATION THAT MAY IMPACT DEXIA GROUP

1.2.1 New IFRS standards, IFRIC interpretations and amendments

The IASB published two amendments and a new IFRS in the third quarter of 2005:

- Amendment to IAS1: capital disclosures – application as from January 1, 2007;
- Amendments to IAS39 and IFRS 4: Financial Guarantee Contracts – application as from January 1, 2006;
- IFRS 7: Financial Instruments: disclosures – application as from January 1, 2007.

The Group will apply the new requirements of IAS1 and IFRS7 as from January 1, 2007. Dexia however already gives information on capital disclosures and will include most of the requirements of IFRS 7 in his annual financial statements, but not all of them.

Dexia analyses the conditions and impacts of the implementation of the financial guarantee contracts amendment, and mainly the differences between US GAAP and IFRS for FSA, his subsidiary active in credit enhancement in the US. Dexia does not expect that this new amendment may have a significant impact on the financial situation of the Group.

1.2.2 IASB and IFRIC texts endorsed by the European Commission

The European Commission did not endorse any text in the third quarter.

1.3 CONSOLIDATION

1.3.1 Business combinations

Dexia has applied IFRS 3 as from January 1, 2004. Dexia has applied the exemption of IFRS 1 and has not restated business combinations before January 1, 2004.

1.3.2 Subsidiaries

The consolidated financial statements include those of the parent company, its subsidiaries and Special Purpose Entities (SPE). Subsidiaries and SPE are those entities in which Dexia, directly or indirectly, has the power to exercise control over financial and operating policies.

Subsidiaries are consolidated from the date on which effective control is transferred to Dexia and are no longer consolidated as from the date on which Dexia loses significant influence over a subsidiary. Intercompany transactions, balances and unrealized gains and losses on transactions between Dexia's companies have been eliminated. Intragroup losses may indicate an impairment that requires recognition in the consolidated financial statements. When necessary, the accounting policies of the subsidiaries have been amended to ensure consistency with the policies adopted by Dexia.

Equity and net income attributable to minority interests are shown separately in the balance sheet and statement of income respectively.

1.3.3 Jointly controlled entities

A joint venture (JV) is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint ventures are accounted for via the proportionate consolidation method. In the financial statements, joint ventures are integrated by combination of their share of the assets, liabilities, income and expenses on a line-by-line basis.

The same consolidation treatment, as for subsidiaries, is applied for intercompany transactions. Where necessary, the accounting policies of subsidiaries have been amended to ensure consistency with the policies adopted by Dexia.

1.3.4 Associates

Investments in associates are accounted for using the equity method of accounting. Associates are investments where Dexia has significant influence, but does not exercise control. This is usually the case, when Dexia owns between 20% and 50% of the voting rights. The ownership share of net income for the year is recognized as income from associates and the investment is recorded in the balance sheet at an amount that reflects its share of the net assets including net goodwill.

Unrealized gains on transactions between Dexia and its "equity method investments" are eliminated to the extent of Dexia's interest. Unrealized losses are also eliminated unless the transaction shows evidence of an impairment of the asset transferred. Equity accounting is discontinued when the carrying amount of the investment reaches zero, unless Dexia has incurred or guaranteed obligations in respect of the associates' undertakings. Where necessary, the accounting policies of the associates have been amended to ensure consistency with the policies adopted by Dexia.

1.4 OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention that

expected future cash flows will be settled on a net basis, or that the asset will be realized and the liability settled simultaneously. Assets are presented net of any allowance for loss on impairment.

1.5 FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The consolidated financial statements are stated in EUR (functional and presentation currency), the currency in which Dexia is incorporated.

1.5.1 Foreign currency translation

On consolidation, the statements of income and cash flow statements of foreign entities, that have a functional currency different from Dexia's presentation currency are translated into Dexia's presentation currency (EUR) at average exchange rates for the year or the period and their assets and liabilities are translated at respective year-end or quarter-end exchange rates.

Exchange differences arising from the translation of the net investment in foreign subsidiaries and associates and of borrowings and other currency instruments designated as hedges of such investments, are recorded as a cumulative translation adjustment within shareholders' equity. On disposal of a foreign entity, such exchange differences are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

Dexia has taken the option permitted under IFRS 1 to reset its cumulative translation adjustments to zero as of January 1, 2004. This includes the cumulative exchange difference on translation of the equity of subsidiaries and also the cumulative amount hedging of the position at January 1, 2004. Goodwill recorded before January 1, 2004 is reported in consolidation currency (EUR). Existing goodwill as of January 1, 2004 will remain in euro, where as new goodwill will be recorded in the currency of the purchased company.

1.5.2 Foreign currency transactions

For individual Dexia entities, foreign currency transactions are accounted for using the approximate exchange rate at the date of the transaction. Outstanding balances denominated in foreign currencies at year-end are translated at year-end exchange rates for monetary items and non-monetary items carried at fair value. Historical rates are used for non-monetary items carried at cost. The resulting exchange differences from monetary items are recorded in the consolidated statement of income; for non-monetary items carried at fair value, the exchange differences follow the same accounting treatment as for fair value adjustments.

1.6 TRADE DATE AND SETTLEMENT DATE ACCOUNTING

All "regular way" purchases and sales of financial instruments are recognized and derecognized on the settlement date, which is the date of delivery to or by Dexia, except for trading financial instruments which are recognized and derecognized at trade date. For assets and liabilities recognized at fair value, Dexia recognizes from the trade date any unrealized gains or losses arising from revaluing the contract to fair value at the reporting date. These unrealized gains and losses are recognized in the statement of income unless the transactions have been assigned to cash flow hedge relationships or are related to an available-for-sale asset.

1.7 REALIZED GAINS AND LOSSES ON SALES OF FINANCIAL ASSETS

For financial assets not revalued through the statement of income, realized gains or losses on disposals is the difference between the proceeds received (net of transaction costs) and the cost or amortized cost of the investment using the FIFO method.

1.8 IMPAIRMENTS ON FINANCIAL ASSETS

Dexia records allowances for impairment losses when there is an objective evidence that a financial asset or group of financial assets is impaired, in accordance with IAS 39&58-70. The impairments represent the management's best estimates of losses at each balance-sheet date.

An interest bearing financial asset is impaired if its carrying amount is greater than its estimated recoverable amount.

The amount of the impairment loss for assets carried at amortized cost is calculated as the difference between the asset's carrying amount and the present value of expected future cash flows discounted at the financial instrument's original effective interest rate or last effective interest rate for variable rate instruments. By comparison, the recoverable amount of an instrument measured at fair value is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset.

Allowances for impairment losses are recorded on assets within "Due from banks", "Loans and advances to customers", and "Loans and securities held to maturity" in the following way:

- Specific loss component – The amount of the impairment on specifically identified assets is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted using the effective interest rate at the time of impairment. Assets with small balances (including retail loans) that share similar risk characteristics are generally aggregated in this measurement.
- Portfolio credit risk component – Loss impairments cover incurred losses where there is objective evidence that probable losses are present in segments of the portfolio or other lending related commitments at the balance-sheet date. These have been estimated based upon historical patterns of losses in each segment, the credit ratings allocated to the borrowers and reflecting the current economic climate in which the borrowers operate. Dexia develops for that purpose credit risk models using an approach that combines appropriate default probabilities and loss given defaults, that are subject to regular back testing and are based on Basel II data and risk models.
- Country risk component – Included within portfolio and specific impairment.

When an asset is determined by management as being uncollectable, it is written off against its related impairment; subsequent recoveries are against to the cost of risk in the statement of income, in the heading "Impairment on loans and provisions for credit commitments". If the amount of the impairment subsequently decreases due to an event occurring after the write-down of the initial impairment, the release of the impairment is credited to the cost of risk.

"Available for sale" assets are only subject to specific loss component.

"Available for sale" (AFS) quoted equities are valued at market price through "gain and losses on securities not recognized in the statement of income" or within the statement of income in the case of impairment. Impairments are recognized if the carrying amount is no longer considered as recoverable. Dexia analyses all equities that have declined by more than 25% of their quoted price over a quarter or when a risk is identified by management and takes the decision to impair based on its recoverability. A prolonged decline in the fair value below its cost is also objective evidence of impairment. Impairments on equity securities cannot be reversed in the statement of income due to later recovery of quoted prices.

Reversal impairment on debt securities is addressed on a case-by-case basis in accordance with the standard.

When AFS securities are impaired, the related accumulated fair value adjustments are included in the statement of income as "Net income on investments". Impairments on loans included in HTM and AFS are reported in the heading "Impairments on loans and provisions for credit commitment".

1.9 INTEREST INCOME AND EXPENSE

Interest income and expense are recognized in the statement of income for all interest bearing instruments on an accrual basis using the effective interest rate method based on the actual purchase price (including transaction costs).

Transaction costs are incremental costs that are directly attributable to the acquisition of a financial asset or liability and are used for the calculation of the interest rate method. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument.

Accrued interest is reported in the same line as the related financial asset or liability in the balance sheet.

Once a financial asset has been written down to its estimated recoverable amount, interest income is thereafter recognized based on the rate of interest that was used to discount the future cash flows for measuring the recoverable amount.

1.10 COMMISSION INCOME AND EXPENSE

Commissions are recognized in accordance with IAS 18. Per this standard, most of the commissions arising from Dexia's activities are recognized on an accrual basis over the life of the underlying transaction.

For significant acts such as commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the arrangement of the acquisition of loans, equity securities or other securities or the purchase or sale of businesses, are recognized based on the stage of completion of the underlying transaction, when the underlying transaction has been completed.

For asset management operations, revenue consists principally of unit trust and mutual fund management and administration fees. Revenue from asset management is recognized as earned when the service is provided. Performance fees are recognized when they are definitively acquired.

Loan commitment fees are recognized as part of the effective interest rate if the loan is granted, and recorded as revenue on expiry if no loan is granted.

When the underlying transaction is included in the scope of IAS 39, the commission pertaining to the transaction is recognized according to IFRS based on the date of first time adoption of IAS 39 i.e. January 1, 2005.

1.11 INSURANCE ACTIVITIES

Dexia is mainly active in banking products. Some insurance products sold by insurance companies are considered as financial instruments under IFRS 4. Dexia is applying IFRS 4 as from January 1, 2005, in order to be consistent with its date of implementation of IAS 32&39.

General provisions, including catastrophe and equalization reserves, have been removed as from January 1, 2005. An insurer applies a liability adequacy test for its insurance products. Dexia assesses at each reporting date whether its recognized insurance liabilities are adequate, using current estimates of future cash flows under its insurance contracts.

IFRS 4 allows the possibility to continue to account for its insurance products under local GAAP if they qualify as such under IFRS 4. Insurance activities of Dexia are mainly performed by Dexia Insurance Belgium (DIB) (life and nonlife products) and by Financial Security Assurance (FSA) in the USA (credit enhancement of municipal and corporate bonds).

Dexia has decided to net the amounts received and paid relating to insurance products on a separate line in the consolidated statement of income: "Technical margin of insurance companies".

Amortization of deferred acquisition costs is presented on a separate heading within general expense.

All other items arising from insurance activities are classified according to their nature in the balance sheet, except for technical provisions, which are identified on a separate heading.

1.12 LOANS AND ADVANCES DUE FROM BANKS AND CUSTOMERS

Loans categorized as "loans and advances", being those not included within trading and AFS, are carried at amortized cost, i.e. the outstanding principal amount, net of any deferred fees and material direct costs on loans and net of any unamortized premiums or discounts.

1.13 FINANCIAL ASSETS OR FINANCIAL LIABILITIES HELD FOR TRADING OR FINANCIAL ASSETS OR LIABILITIES DESIGNATED AT FAIR VALUE

1.13.1 Loans and securities held for trading

Loans held for trading purposes are included in "Financial assets held for trading" and are carried at fair value, with unrealized gains and losses recorded in earnings as "Net trading income". Interest income is accrued using the effective interest rate method and net deferred fees or costs and discounts or premiums are amortized over the life of the assets as an adjustment to the effective interest rate. Both are recorded under "Net interest income".

Trading securities are securities acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit taking exists. Trading securities are initially recognized at fair value (which includes transaction costs) and subsequently re-measured at fair value. All related realized and unrealized gains and losses are included in net trading income. Interest earned while holding trading assets is reported as interest income. Dividends received are included in dividend income.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognized at settlement date. Other trading transactions are treated as derivatives until settlement occurs (see also Paragraph 1.5 "Trade date and settlement date accounting").

1.13.2 Liabilities held for trading

Liabilities held for trading follow the same accounting rules as those for loans and securities held for trading.

1.13.3 Loans and securities designated at fair value

Dexia designates that only assets at fair value through the statement of income in order to comply with the fourth EC Directive.

Loans and securities designated at fair value through statement of income follow the same accounting rules as those for loans and securities held for trading.

1.13.4 Liabilities designated at fair value

In order to comply with the EC Directives, no liabilities are designated at fair value.

The EC Directive on insurance allows that some liabilities may be accounted for at fair value, such as unit-linked contracts. In order to avoid volatility in its equity and results, Dexia will therefore designate the assets and liabilities of unit-linked contracts (branch 23) at fair value through the statement of income. In 2004, unit-linked contract assets have been recorded in the trading portfolio.

1.14 LOANS AND SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY

Quoted securities with fixed maturity are classified as held-to-maturity (HTM) when management has both the intent and the ability to hold the assets to maturity.

Securities and loans and receivables intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale (AFS).

Management determines the appropriate classification of its investments at the time of the purchase.

Securities and loans and receivables are initially recognized at fair value (which includes transaction costs). Interest is recognized based on the effective interest rate method and is recognized within the interest margin. Available-for-sale financial assets are subsequently re-measured at fair value based on quoted bid prices or amounts derived from cash flow models. Unrealized gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognized within equity. When securities are disposed of, the related accumulated fair value adjustments are included in the statement of income as "Net income on investments".

Held-to-maturity (HTM) investments are carried at amortized cost using the effective interest method, less any allowance for impairment.

1.15 NET POSITIVE/NEGATIVE VALUE OF DERIVATIVES

Derivative financial instruments generally include foreign exchange contracts, currency and interest rate futures, forward rate agreements, currency and interest rate swaps and currency and interest rate options (both written and purchased). All derivatives are initially recognized in the balance sheet at fair value (including transaction costs) and are subsequently remeasured at fair value. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models as appropriate.

Derivatives are reported as assets when fair value is positive and as liabilities when fair value is negative.

The amount reported on these lines of the balance sheet includes the premium paid/received net of amortization, the revaluation to fair value and the accrued interest, the sum of all elements representing the fair value of the derivative.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when:

- their risks and characteristics are not closely related to those of the host contract; and
- the hybrid contract is not carried at fair value with unrealized gains and losses reported in the statement of income.

1.16 HEDGING DERIVATIVES

On the date a derivative contract is entered into, Dexia may designate certain derivatives as either:

(1) a hedge of the fair value of a recognized asset or liability or a firm commitment (fair value hedge); or
(2) a hedge of a future cash flow attributable to a recognized asset or liability or a forecasted transaction (cash flow hedge); or
(3) a hedge of a net investment in a foreign entity (net investment hedge).

If a derivative is not designated in a hedging relationship, it is to be deemed held for trading.

Hedge accounting may be used for derivatives designated in this way, provided certain criteria are met. The criteria for a derivative instrument to be accounted for as a hedge include inter alia:

- formal documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship prepared before hedge accounting is applied;
- the hedge is documented showing that it is expected to be highly effective (within a range of 80% to 125%) in offsetting changes in fair value or cash flows attributable to the hedged risk in the hedged item throughout the reporting period; and
- the hedge is effective at inception and on an ongoing basis.

Entities of Dexia use internal derivative contracts (internal hedging) mainly to cover their interest rate risk. Those internal contracts are offset with external parties. If the contracts cannot be offset with third parties, the hedging criteria are not met. Internal derivative contracts between separate divisions within the same legal entity and between separate entities within the consolidated group can qualify for hedge accounting in the consolidated financial statements only if the internal contracts are offset by derivative contracts with a party external to the consolidated group. In this case, the external contract is regarded as the hedging instrument.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to hedged risk, are recorded in the statement of income, along with the corresponding change in fair value of the hedged assets or liabilities that is attributable to that specific hedged risk.

If the hedge no longer meets the criteria for hedge accounting (fair value hedge model), the adjustment to the carrying amount of a hedged interest-bearing financial instrument is amortized to net profit or loss over the period to maturity through an adjustment of the yield of the hedged item.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that prove to be highly effective in relation to the hedged risk, are recognized in the hedging reserve in equity as "gains and losses not recognized in the statement of income" (see "Consolidated statement of changes in shareholders' equity"). The non-effective portion of the changes in the fair value of the derivatives are recognized in the statement of income. Where the forecast transaction results in the recognition of a non-financial asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the statement of income and classified as revenue or expense in the periods during which the hedged firm commitment or forecast transaction affects the statement of income.

Certain derivative transactions, while providing effective economic hedges under Dexia's risk management positions, do not qualify for hedge accounting under the specific rules in IFRS and are therefore treated as derivatives held for trading with fair value gains and losses reported in income.

1.17 HEDGE OF THE INTEREST RATE RISK EXPOSURE OF A PORTFOLIO

Dexia has decided to apply IAS 39 as endorsed by the European Commission because it better reflects the way Dexia manages its activities.

The objective of the hedge relationships is to reduce the interest rate risk exposure stemming from the selected category of assets or liabilities designated as the qualifying hedged items.

The entity performs a global analysis of interest rate risk exposure. It consists of assessing fixed rate exposure taking into account all the exposure coming from balance sheet and off-balance sheet items. This global analysis may exclude certain components of the exposure, such as financial market activities, provided that the risk exposure stemming from the excluded activities are monitored on an activity-by-activity basis. The entity selects assets and/or liabilities to be entered into the hedge of interest rate risk exposure of the portfolio. The entity defines at inception the risk exposure to be hedged, the length of the time-band, the way and the frequency it performs tests. The entity constantly applies the same methodology for selecting assets and liabilities entering in the portfolio. Assets and liabilities are included on a cumulative basis in all the time-bands of the portfolio. Hence, when they are removed from the portfolio, they must be removed from all the time-bands in which they had an impact.

The entity may choose which assets and/or liabilities it wishes to classify into the portfolio provided they are included in the global analysis. Demand deposits and savings accounts may be included in the portfolio based on behavioral study for estimating expected maturity date. The entity may designate as qualifying hedged items different categories of assets or liabilities such as "available for sale" assets or loan portfolios.

The hedging instruments are a portfolio of derivatives. Such a portfolio of derivatives may contain offsetting positions. The hedging items are recognized at their full fair value (including accrued interest expense or income) with adjustments accounted for in the statement of income.

Effectiveness tests consist of verifying that the hedging objective, i.e. reducing the interest rate risk exposure, is fulfilled. Inefficiency can come only from overhedging due to non-contractual events occurring within the categories of assets or liabilities.

Hedged interest rate risk revaluation of elements carried out at amortized cost is included in this line. In case of hedging of AFS, the revaluation is part of the heading "Loans and securities AFS".

1.18 TANGIBLE FIXED ASSETS

Tangible fixed assets include property, plant and equipment and investment properties.

All property, plant and equipment (P, P & E) are stated at historical cost less accumulated depreciation and impairments.

Depreciation is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives.

The main service lives are as follows:

- buildings (including acquisition costs and non deductible taxes): 20 to 40 years;
- computer equipment: 3 to 6 years;
- leasehold improvements, equipment and furniture: 2 to 12 years;
- vehicles: 2 to 5 years.

The exchange losses on liabilities for the acquisition of an asset as well as the interest on specific or general borrowings to finance the construction of qualifying assets are expensed immediately.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. Gains and losses on disposals of property and equipment are determined by reference to their carrying amount and are included in net other income. Expenditure that enhances or extends the benefits of real estate or fixed assets is capitalized and subsequently depreciated.

Investment properties are those properties held to earn rentals or for capital appreciation. Dexia may also partly use certain investment properties. If the "own use" portions can be sold separately or leased out separately under finance lease then these portions are accounted for separately. If the "own use" portions cannot be sold separately, the property is an investment property only if Dexia holds an insignificant portion for its own use.

Investment properties are recorded at acquisition cost less accumulated depreciation and impairments. The investment properties are depreciated over their useful lives on a straight-line basis.

1.19 INTANGIBLE ASSETS

Intangible assets mainly consist of internally generated and acquired software. Costs associated with maintaining computer software programs are recognized as expense as incurred. However, expenditure that enhances or extends the benefits of computer software programs beyond one year is used to increase the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives from the time the software is available for use. This amortization period is usually between 3 and 5 years.

1.20 GOODWILL

1.20.1 Positive goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Dexia's share of the net assets of the acquired subsidiary or associated undertaking at the date of acquisition. Goodwill on acquisition occurring on or after January 1, 2004 is reported in the balance sheet as an intangible asset. Goodwill on acquisitions of subsidiaries that occurred prior to January 1, 2004 that were deducted from retained earnings in shareholders' equity has not been retroactively capitalized. Goodwill is allocated to cash generating units for the purpose of impairment testing. Cash generating units are designed by the criteria of legal entity, geographic area and business segment.

Variations in percentage of ownership in fully-consolidated companies are considered as transactions with shareholders. Therefore, neither fair value adjustments nor goodwill adjustments are made, when percentage increases nor decreases take place without change in the consolidation method. The difference between purchase or sale of net asset and the purchase or sale price is directly recorded in equity.

Goodwill as of January 1, 2004 remains in the same currency as they are booked under Dexia GAAP (IFRS 1). New goodwill arising after January 1, 2004 will be booked in the currency of the subsidiary (IAS 21).

The carrying amount of goodwill in the opening IFRS balance sheet is its carrying amount under Dexia GAAP at the date of transition to the new accounting principles.

1.20.2 Impairment of goodwill

The carrying amount of goodwill is reviewed at year-end when circumstances or events indicate that there may be uncertainty over the carrying amount. It is written down for impairment when the recoverable amount of the business is insufficient to support the carrying value.

1.21 OTHER ASSETS

Other assets mainly comprise accrued income (non-interest related), prepayments and other accounts receivable. They also include insurance products (reinsurance, insurance premiums receivables, etc.),

construction contracts, inventories, plan assets relating to employee benefit obligations. These other assets are recorded at amortized cost less any allowance for impairment if applicable. Plan assets are recognized in accordance with IAS 19 requirements.

1.22 LEASES

1.22.1 A Dexia company is the lessee

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. An operating lease is a lease other than a finance lease.

Dexia principally enters into operating leases for the rental of equipment or real estate. Lease rentals are recognized in the statement of income on a straight-line basis over the period of the lease. Amortization of these assets is booked in "Other net income".

When an operating lease is terminated before the lease period has expired, any payment to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

If the lease agreement substantially transfers the risk and rewards of ownership of the asset, the lease is recorded as a finance lease and the related asset is capitalized. At inception the asset is recorded at the lower of the present value of the minimum lease payments or fair value and is depreciated over its estimated useful life. The corresponding rental obligations are recorded as borrowings and interest payments are recorded using the effective interest rate method.

1.22.2 A Dexia company is the lessor

When assets held are subject to a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. Lease income is recognized over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return.

1.23 SALE AND REPURCHASE AGREEMENTS AND LENDING OF SECURITIES

Securities sold subject to a linked repurchase agreement ("repos") remain in the financial statements recognized as financial assets held for trading, financial assets available for sale or financial assets held to maturity. The corresponding liability is included in "Due to banks" or "Customer borrowings and deposits" as appropriate. The asset is reported as pledged in the notes.

Securities purchased under agreements to resell ("reverse repos") are recorded as:

- an obligation to return securities within off-balance sheet items; and
- "Interbank loans and advances" or "Loans to customers" as appropriate.

The difference between the sale and repurchase price is treated as interest income or expense and is accrued over the life of the agreements using the effective interest rate method. Securities lent to counterparts are retained in the financial statements.

Securities borrowed are not recognized in the financial statements. If they are sold to third parties, the gain or loss is included in "Net trading income" and the obligation to return them is recorded at fair value in "Financial liabilities – trading securities".

1.24 BORROWINGS

Borrowings are recognized initially at fair value, being their issue proceeds net of transaction costs incurred. Subsequently borrowings are stated at amortized cost and any difference between net proceeds and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest rate method.

Debts are included in the financial statements, based on their economic underlying characteristics more than their legal form.

1.25 DEFERRED INCOME TAX

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

The principal temporary differences arise from depreciation of property, plant and equipment, revaluation of certain financial assets and liabilities including derivative contracts, provisions for pensions and other post-retirement benefits, provisions for loan and other impairments and tax losses carried forward; and, in relation to acquisitions, from the difference between the fair values of the net assets acquired and their tax base. The rates enacted or substantively enacted at the balance-sheet date are used to determine deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax related to fair value remeasurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognized in the statement of income together with the deferred gain or loss.

1.26 EMPLOYEE BENEFITS

Employee benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate bonds rated AA, which have terms to maturity approximating to the terms of the related liability and taking into consideration also actuarial and demographic assumptions.

Qualified internal and external actuaries carry out valuations of these obligations. All valuations assumptions and results are reviewed and validated by an external actuary for Dexia that ensures that all calculations are harmonized and calculated in conformity with IAS 19 and IFRS 2.

1.26.1 Pension obligations

Dexia operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate insurance companies. The pension plans are generally funded by payments from employees and by the relevant Dexia companies.

1.26.1.1 Defined benefit plans

For defined benefit plans, pension costs are assessed using the projected units credit method. Under this method, the cost of providing pensions is charged to the statement of income so as to spread the regular cost over the service lives of employees. Net cumulative unrecognized actuarial gains and losses exceeding the corridor (greater than 10% of the present value of the gross defined benefit obligation or 10% of the fair value of any plan assets) are recognized in income over the average remaining life of the plan.

The defined obligation is presented net of plan assets as a liability unless the assets are held by a Group entity in which case the assets are recorded gross in the related lines of the assets.

1.26.1.2 Defined contribution pension plans

Dexia's contributions to defined contribution pension plans are charged to the statement of income in the year to which they relate. The obligation of Dexia is limited to the contributions that Dexia agrees to pay into the fund on behalf of the employee.

1.26.2 Other post-retirement obligations

Some Dexia companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment, using a methodology similar to that for defined benefit pension plans.

1.26.3 Other long-term benefits

This mainly includes provisions for jubilee premiums that will be received by employees when they become entitled to this right.

1.26.4 Termination benefits

These provisions are provided for when the conditions are met.

1.26.5 Equity compensation benefits

Share options are granted to directors and to some employees. The cost of the option is recognized within expense based on services received. The fair value of the option is calculated based on valuation techniques (Black and Scholes adjusted for departure) and on market data.

Dexia applies IFRS 2 as from January 1, 2004. Equity settled stock option plans issued after November 7, 2002 and not vested on January 1, 2004, are taken into expense.

Dexia also offers a discount for the capital increases reserved for its personnel. This discount is taken into expense taking into account the fact that those equity securities are blocked for a certain period of time.

1.26.6 Employee entitlements

Employee entitlements to annual leave and long service leave are recognized when they accrue to employees. A provision is made for the

estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance-sheet date.

1.27 PROVISIONS FOR RISKS AND CHARGES

A provision is a liability of uncertain timing or amount. Provisions are recognized based on their discounted value when:

- Dexia has a present legal or constructive obligation as a result of past events;
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate of the amount of the obligation can be made.

For provisions on loans commitments, the same methodology as for impairment of financial assets at amortized cost has been applied.

1.28 SHARE CAPITAL AND TREASURY SHARES

1.28.1 Share issue costs

External incremental costs directly attributable to the issue of new equity securities, other than as part of a business combination, are deducted from equity net of any related income tax.

1.28.2 Dividends on ordinary shares

Dividends on ordinary shares are recognized in equity in the period in which they are declared (authorized and no longer at the discretion of the entity). Dividends for the year that are declared after the balance-sheet date are disclosed in the subsequent events note.

1.28.3 Preferred shares

Preferred shares that are non-redeemable and upon which dividends are declared at the discretion of the directors, are classified as equity.

1.28.4 Treasury shares

Where Dexia or its subsidiaries purchase Dexia's share capital or obtains rights to purchase its share capital, the consideration paid including any attributable transaction costs net of income taxes is shown as a deduction from total shareholders' equity. Gains and losses on sales of own equity securities are charged or credited to the treasury share account in equity.

1.28.5 Insurance discretionary participation features

The unrealized gains and losses relating to assets classified as available for sale and backing insurance contracts with discretionary participation feature are classified by the Group as follows:

- as a liability to the extent of the return guaranteed to the contract holders;
- as a separate component of equity to the extent of that feature.

1.29 FIDUCIARY ACTIVITIES

Assets and income arising thereon together with related undertakings to return such assets to customers are excluded from these financial statements where Dexia acts in a fiduciary capacity such as nominee, trustee or agent.

1.30 FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's-length transaction. Market prices are used to determine fair value, where an active market (such as a recognized stock exchange) exists, as it is the best evidence of the fair value of a financial instrument. Market prices are not, however, available for a significant number of the financial assets and liabilities held or issued by Dexia. Therefore, for financial instruments where no market price is available, the fair values have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance-sheet dates.

The values derived from applying these techniques are significantly affected by the underlying assumptions made concerning both the amounts and timing of future cash flows and the discount rates.

Financial investments classified as trading assets, available for sale, derivatives and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or discounted cash flows. Fair value is equal to the carrying amount for these items.

For trading and AFS, when quoted prices are not available, the pricing models try to reflect as precisely as possible the market conditions at the calculation date as well as the changes in the credit quality of the financial instruments. For the other positions, some simplifying hypotheses are applied:

(a) The carrying amount of assets maturing within 12 months can be assumed to approximate to their fair value.

(b) The fair value of variable-rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality.

(c) Where possible, the fair value of fixed-rate loans and mortgages are estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Otherwise, it is assumed that the margins above the reference rates (swaps in general) have remained constant since inception.

1.31 CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 3 months remaining maturity included within cash and balances with central banks, interbank loans and advances, loans and advances to customers, financial assets held for trading, financial assets available for sale and financial assets of the full fair value portfolio.

1.32 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding the average number of ordinary shares purchased by Dexia and held as treasury shares.

For the diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt and share options granted to employees. Potential or contingent share issuances are treated as dilutive when the derivatives are "in the money" and their conversion to shares would decrease net earnings per share.

2 RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. The ultimate parent of the Group is Dexia, incorporated in Belgium. Relations with equity-accounted companies are reported, as well as relations with the directors.

They include:

- remuneration and equity holdings;
- loans and advances to the Board of Directors and senior executives;
- loans, advances to and transactions with significant associated companies and joint-ventures.

3 SEGMENT REPORTING

A segment is a distinguishable component of Dexia that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and rewards that are different from those of other segments. Segments with a majority of revenue earned from sales to external customers and whose revenue, result or assets are 10 per cent or more of all the segments are reported separately.

3.1 BUSINESS SEGMENTS (PRIMARY SEGMENT REPORTING)

Dexia's reportable segments are defined using the "management approach" which are those considered by management to strategically manage Dexia and make business decisions.

Dexia is organized as follows:

- Public/Project Finance and Credit Enhancement;
- Personal Financial Services;
- Investment Management and Insurance Services;
- Treasury and Financial Markets;
- Non allocated.

The "non allocated" part is mainly composed of:

- equities portfolio not attributable to other segments;
- exceeding share capital;
- building property, other tangible and intangible fixed assets not attributable to other business lines;
- share leasing activities;
- items non attributable to other segments.

Dexia caters for two types of clients: institutions and individual customers. All distribution activities related to these two markets are covered by a specific business line (first and second business lines).

Moreover, some activities are transversal by nature and common to all commercial business lines. These activities (Asset Management, Fund Services and Insurance) are grouped as a "production and service centers" function (third business line). Finally, Dexia has a treasury and financial markets sector (fourth business line), covering all trading room and associated activities, both for Group business lines and external counterparts.

Relations between business lines, and especially between commercial business lines, financial markets and production and service centers are subject to retrocessions and/or analytical transfers, governed by service level agreements based on normal commercial terms and market conditions.

The results of each business line also include:

- the earnings from commercial transformation, including the management costs of this transformation and the Group equity allocated to this activity on the basis of medium and long-term outstanding;
- interest on economic capital: economic capital is allocated to the business lines for internal purposes and the return on economic capital is used to measure the performance of each business line;
- funding cost.

Segment assets and liabilities comprise operating assets and liabilities, being the majority of the balance sheet but excluding items such as tax assets and liabilities.

The Chief Operations & Technology Officer (COTO) manages main tangible and intangible assets. Therefore, these are allocated to "Non Allocated" except when they are directly managed by a commercial or financial business line.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

3.2 GEOGRAPHIC SEGMENTS (SECONDARY SEGMENT REPORTING)

Although Dexia's business segments are managed on a worldwide basis, they operate in four main geographic areas as follows:

- euro zone (countries using the euro currency);
- rest of Europe (European countries not belonging to the euro zone);
- USA;
- rest of the world.

4 EFFECT OF CHANGES IN ACCOUNTING POLICIES DUE TO FIRST TIME ADOPTION

4.1 DATES OF FIRST TIME ADOPTION

Dexia has decided to apply all IAS, IFRS, SIC and IFRIC regulations endorsed by the European Commission as of January 1, 2004, except for the following ones that are applied as of January 1, 2005:

- IAS 32 and related SIC-IFRIC;
- IAS 39 and related SIC-IFRIC;
- IFRS 4.

4.2 PRESENTATION

For presentation purposes, Dexia has decided to apply the presentation of financial assets and liabilities as described in IAS 32&39 for 2004 and 2005. However, financial assets and liabilities are valued following Dexia GAAP in 2004 and IFRS in 2005, as permitted under IFRS 1.

4.3 ANALYSIS OF IFRS 1 OPTIONS

4.3.1 Business combination

Dexia has not applied IFRS 3 Business Combination retrospectively to business combinations that occurred before January 1, 2004.

4.3.2 Employee benefits

Dexia has elected to recognize all cumulative actuarial gains and losses in reserves at the date of transition.

4.3.3 Cumulative translation differences

Dexia has decided to use the following exemption: the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition.

4.3.4 Share-based payment transactions

As from January 1, 2004, Dexia will apply IFRS 2 share-based payments to equity-settled instruments that were granted after November 7, 2002.

5 RISK MANAGEMENT POLICIES AND HEDGING ACTIVITIES

This section presents information about Dexia's exposure to, and its management and control of risks, in particular the primary risks associated with its use of financial instruments:

- market risk is exposure to observable market variables such as interest rates, exchange rates and equity markets;
- credit risk is the risk of loss resulting from client or counterpart default and arises on credit exposure in all forms, including settlement risk;
- funding and liquidity risk is the risk of being unable to meet its payment when due, or that it is unable, to borrow funds in the market on an unsecured, or even secured basis at an acceptable price to fund actual or proposed commitments.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognized on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate Dexia's exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations of the underlying interest, foreign exchange, equity or credit risks relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favorable or unfavorable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly.

Assumptions and techniques have been developed to provide a consistent measurement of fair value for Dexia's assets and liabilities. However, because other institutions may use different methods and assumptions, fair value disclosures cannot necessarily be compared from one financial institution to another.

This section also presents Group's regulatory capital position.

5.1 MARKET RISK

5.1.1 Overview

Market risk is the risk of loss arising from movements in observable market variables such as interest rates, exchange rates and equity markets.

The risk of price movements on securities resulting from general credit and country risk factors and events specific to individual issuers is also considered to be market risk.

Market risk is incurred in Dexia primarily through trading activities, which are centered in the Treasury and Financial Markets business line (TFM). It arises from market making, client facilitation and own positions in equities, fixed-income and interest-rate products and foreign exchange.

TFM assumes non-trading risk positions that arise from short-term balance sheet and capital management activities. Market risks arise, but to a much lesser extent, in other business lines primarily from the facilitation of customer business.

Group Risk Management (GRM) defines risk rules, framework and controls and acts as an independent risk control unit for market risks, credit risks and operational risks. Each Dexia main entity has its own risk unit applying operationally Group risk rules.

Market risk measures are applied to all trading activities, to foreign exchange exposures wherever they arise, and to interest rate risk in the banking books of all business lines including TFM.

The principal risk measures and controls on market risk are value at risk (VaR) and stress test. VaR expresses the potential loss on the current portfolio from adverse market movements assuming a specified time horizon before positions can be adjusted (holding period of 10 days), and measured to a specified level of confidence (99%), based on historical market movements. Stress test is assessed against a set of forward-looking scenarios using stress moves in market variables, which are regularly reviewed. Complementary controls are also applied, where appropriate, to prevent undue concentrations, taking into account variations in price volatility and market depth and liquidity. They include controls on exposure to individual market risk variables, such as individual interest or exchange rates, and positions in the securities of individual issuers ("issuer risk").

5.1.2 Interest rate risk

Interest rate risk is the risk of loss resulting from changes in interest rates. It is controlled primarily through the limit structure described in 5.1.1 above. Exposure to interest rate movements is expressed for all interest rate sensitive positions, whether marked-to-market or subject to accrual accounting, as the impact on their fair values of a one basis point (0.01%) change in interest rates. Interest rate sensitivity is one of the inputs to the VaR model.

Non-trading

Interest rate risk is inherent in many of Dexia's businesses and arises from factors such as differences in timing between contractual maturity or re-pricing of assets, liabilities and derivative instruments.

Most short-term non-trading interest rate risk is captured at the point of business origination and transferred to a management unit – primarily the Treasury Trading unit of the Treasury and Financial Markets

business line – where it is managed within the market risk limits described in 5.1.1. The long-term non-trading interest rate risk is managed in the assets and liabilities department (ALM).

The margin risks embedded in retail products remain with, and are subject to additional analysis and control by, the originating business units. Many client products have no contractual maturity date or directly market-linked rate. Their interest rate risk is transferred on a pooled basis through "replication" portfolios – portfolios of revolving transactions between the originating business unit and Treasury and Financial Markets business line or ALM department at market rates designed to estimate their average cash flow and repricing behavior. The structure and parameters of the replication portfolios are set in accordance with long-term observations of market and client behavior, and are reviewed periodically.

5.1.3 Currency risk

Currency risk is the risk of loss resulting from changes in exchange rates.

Trading

Dexia is an active participant in currency markets and carries currency risk from these trading activities, conducted primarily in the Treasury and Financial Markets business line.

These trading exposures are subject to VaR, stress and concentration limits as described in 5.1.1.

Non-trading

Dexia's reporting currency is the euro but its assets, liabilities, income and expense are denominated in many currencies with significant amounts in USD. Reported profits or losses are exchanged at each closing date into euros, reducing volatility in Dexia's earnings from changes in exchange rates. Dexia also, from time to time, proactively hedges significant expected foreign currency earnings/costs (mainly in USD) in accordance with the instructions of the Dexia Management Board.

5.1.4 Equity risk

Equity risk is the risk of loss resulting from changes in the levels of equity indices and values of individual shares. The Treasury and Financial Markets business line is a player in major equity markets and carries equity risk from these activities. These exposures are subject to VaR, stress and concentration limits as described in 5.1.1 and, in the case of individual shares, to issuer risk controls as described in 5.1.5.

5.1.5 Issuer risk

The values of tradable assets – equities, bonds and other debt instruments held for trading – are affected by factors specific to individual issuers as well as general market moves. These may include short-term factors influencing price but also more fundamental causes including severe financial deterioration.

As an active trader in equities and bonds, the Treasury and Financial Markets business line holds positions in tradable assets, which are not only included in VaR, but which are also subject to concentration limits on individual issuers, including positions arising from derivatives as well as physical holdings.

5.2 CREDIT RISK

Credit risk represents the loss, which Dexia would suffer if a client or counterpart failed to meet its contractual obligations. It is inherent in traditional banking products – loans, lending commitments and other contingent liabilities, such as letters of credit – and in traded products – derivative contracts such as forwards, swaps and options, and repo and securities borrowing and lending transactions.

Reductions in the market values of tradable assets (securities and other obligations in tradable form held for trading) resulting from changes in the credit quality of individual obligations are considered as market risk. This is explained in 5.1.1 above. To ensure a consistent and unified approach, with appropriate checks and balances, all entities with material credit risk have independent credit risk control functions. They are responsible for counterpart ratings and credit risk assessment. Credit risk authority, including authority to establish allowances and provisions for credit loss, is ultimately exercised by Credit Committees at Group level.

Dexia manages and controls concentrations of credit risk wherever they are identified, in particular to individual counterparts and groups and to industries and countries. Dexia sets limits on its credit exposure to both individual counterparts and counterpart groups. Exposure is measured for banking products as the face value amount.

For all traded products, credit exposure is measured for internal risk control purposes based not only on the current replacement value of contracts but also on potential future changes in replacement value (based on an add-on by product type and maturity), and credit limits are applied on this basis. Securities borrowing and lending transactions are represented on the balance sheet by the values of cash collateral placed with or received from counterparts while repo/reverse repo transactions are represented by the amounts of the forward commitments. Dexia is an active user of credit derivatives to hedge credit risk in banking and traded products.

Dexia also makes use of master netting agreements where possible in its OTC derivatives trading and, in line with general market trends, has also entered into bilateral collateral agreements with market par-

ticipants. Concentrations of credit risk exist if clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Stress measures are therefore applied to assess the impact of variations in bankruptcy rates and asset values, taking into account risk concentrations in each portfolio.

Dexia classifies a claim as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods – loan interest payments and scheduled principal repayments, or other payments due, for example on guarantees, and including liquidation of collateral where available. Loans are further classified as nonperforming where payment of interest, principal or fees is overdue by more than 90 days or when insolvency proceedings have commenced or obligations have been restructured on concessionary terms. The occurrence of actual credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to account for average credit loss over time and to encourage risk-adjusted pricing, Dexia uses the concept of "expected loss" for management purposes. Expected loss is a statistically-based measurement intended to reflect the annual costs that will arise, on average, over time, from positions that become impaired, and is a function of the probability of default (given by the counterpart rating), current and likely future exposure to the counterpart and the likely severity of the loss should default occur.

5.3 CAPITAL ADEQUACY

5.3.1 Capital adequacy until December 31, 2004

The adequacy of Dexia's capital was monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking Supervision ("BIS rules/ratios"). The BIS ratios compare the amount of eligible capital (in Total and Tier 1) with the total of risk-weighted assets (RWAs). While Dexia monitors and reports its capital ratios under BIS rules, it is the rules established by the Belgian regulator, the CBFA, which ultimately determine the capital required underpinning its business.

Dexia has complied with all regulatory capital rules for all periods reported.

BIS eligible capital

BIS eligible capital consists of two parts: Tier 1 capital which comprises share capital, share premium, retained earnings including current year profit, hybrid capital, foreign currency translation and minority interests, less intangible assets, accrued dividends, net long positions in own shares and goodwill; Tier 2 capital which includes eligible part of subordinated long-term debt, less subordinated debt from and equities in financial institutions. Tier 1 capital is required to be at least 4% and Total eligible capital at least 8% of RWAs.

BIS risk-weighted assets (RWAs)

Three elements make up total RWAs – credit risk, other assets and market risk, each of which is described below. The credit risk component consists of on- and off-balance sheet claims measured according to the regulatory formulae outlined below and weighted according to the type of counterpart and collateral at 0%, 20%, 50% or 100%. The least risky claims, such as claims on OECD governments and claims collateralized by cash, are weighted at 0%, meaning that no capital support is required, while the claims deemed most risky, including unsecured claims on corporate and private customers, are weighted at 100%, meaning that 8% capital support is required. Securities not held for trading are included as claims, based on the net long position in the securities of each issuer, including both physical holdings and positions derived from other transactions such as options.

Claims arising from derivative transactions include not only the current positive replacement value (shown in the table below under balance-sheet assets), but also an "add-on" to reflect their potential future exposure.

Capital is required to support market risk arising in all positions held for trading in interest rate instruments, foreign exchange and equities, including risks on individual equities, and traded debt obligations such as bonds. Dexia computes this risk using a value at risk model endorsed by the CBFA (Commission Bancaire, Financière et des Assurances – Banking, Financial and Insurance Commission), from which the market risk capital requirement is derived. Unlike the calculations for credit risk and other assets, this produces the capital requirement itself rather than the RWA amount. In order to compute a total capital ratio, the market risk capital requirement is converted to a "RWA equivalent" so that the capital requirement is 8% of this RWA equivalent, i.e. the market risk capital requirement is multiplied by 12.5.

5.3.2 Capital adequacy as from January 1, 2005

Dexia is considered as a conglomerate for capital adequacy reporting purpose and its requirement is therefore based on the directive on conglomerates endorsed by the Belgian Banking, Financial and Insurance Commission (CBFA) as from January 1, 2005. Insurance companies are therefore fully consolidated and no longer accounted for by the equity method for capital adequacy purpose.

As from January 1, 2005, Dexia will publish its financial statements under IFRS endorsed by the EU. The CBFA has asked to calculate the conglomerate adequacy based on IFRS amounts, with the main following adjustments applicable for Dexia:

- AFS reserves on bonds and cash flow hedge reserves are not part of equity;
- AFS reserves on shares are added to Tier 2 equity if positive, with a haircut, or deducted from Tier 1 equity if negative;
- some IFRS adjustments on subordinated debts, minority interests and debts must be reversed to reflect the characteristics of absorption of loss of those instruments;
- other elements (SPV, deferred taxes, etc) are also adjusted based on CBFA requirements;
- additional equity and risks of insurance activities are added to those of banking activities.

For publishing reporting purpose, Dexia decided to continue to give a CAD ratio in line with previous reporting and will calculate a CAD ratio with the insurance companies accounted for by the equity method until the Basel II rules becomes applicable.

NOTE II. SIGNIFICANT CHANGES IN SCOPE OF CONSOLIDATION

Nil.

NOTE III. BUSINESS AND GEOGRAPHIC REPORTING

BUSINESS REPORTING

in millions of EUR	*Public/Project Finance and Credit Enhancement*	*Personal Financial Services*	*Investment Management and Insurance Services*	*Treasury and Financial Markets*	*Non allocated - Central Assets*	*Dexia*
As of September 30, 2004						
Income	1,542	1,612	461	351	219	4,185
of which net income from associates	*11*	*29*	*0*	*0*	*13*	*53*
Net income before tax	1,015	405	179	229	52	1,880
As of September 30, 2005						
Income	1,711	1,679	493	366	157	4,406
of which net income from associates	*22*	*36*	*2*	*0*	*13*	*73*
Net income before tax	1,136	457	184	239	(22)	1,994

Relations between business lines, and especially between commercial business lines, financial markets and production and service centers are subject to retrocessions and/or analytical transfers, governed by service level agreements based on normal commercial terms and market conditions. The results of each business line also include:

- The earnings from commercial transformation, including the management costs of this transformation and the group equity allocated to this activity on the basis of medium and long-term out-standing;
- Interest on economic capital: economic capital is allocated to the business lines for internal purposes and the return on economic capital is used to measure the performance of each business line;
- Funding cost.

The Group Chief Operations & Technology Officer (COTO) manages the main tangible and intangible assets. Therefore, these are allocated to "Non allocated – Central Assets" except when they are directly managed by a commercial or financial business line.

GEOGRAPHIC REPORTING

in millions of EUR	*Euro zone**	*Rest of Europe*	*USA*	*Rest of the world*	*Dexia*
As of September 30, 2004					
Net income before tax	1,497	47	319	17	1,880
As of September 30, 2005					
Net income before tax	1,524	47	398	25	1,994

* Countries using the euro currency.

Geographic reporting is done based on booking centers, being the country of the company having recorded the transaction, and not the country of customers.

NOTE IV. SIGNIFICANT ITEMS INCLUDED IN THE NET INCOME

All nonrecurring items are reported in the Activity Report on page 20.

The main elements are concerning Dexia Bank Nederland and are constituted by the payment received by Aegon of EUR 218 million and the allowance to impairments and provisions of EUR 315 million to cover the Agreement conducted by Mr Duisenberg. Those two elements have been netted in the cost of risk, resulting in a net charge of EUR 97 million in Q1 2005.

NOTE V. POST-BALANCE-SHEET EVENTS

Dexia is selling its subsidiary Eural SA to ING Belgium.

The transaction was announced on October 14, 2005 and is subject to approval being granted by the appropriate authorities. Following the sale of Eural, a capital gain of approximately EUR 65 million is expected to be realized.

As of October 21, 2005, Dexia remitted a non-binding offer to purchase 100% of the Romanian bank Casa de Economii si Consemnatiuni (CEC).

As of October 17, 2005, Dexia gave a binding offer to purchase around 62% of Banca Commerciala Romania (BCR). On October 28, 2005, the seller decided not to select Dexia in the short list to continue the purchase process.

Dexia Crédit Local has issued EUR 700,000,000 Fixed to Floating rate Undated Deeply Subordinated Notes with a payment date on November 18, 2005. The notes bear interest at a fixed rate of 4,30% per annum until the First Call Date on November 18, 2015 and thereafter at a floating rate equal to Euribor 3 month +1,73%. The Notes constitute Tier 1 Capital for Dexia Credit Local and Dexia Group.

NOTE VI. LITIGATIONS

Update of the disclosure concerning Legiolease

Reference is made to the detailed disclosures, as contained in the Activity Report Year & Q4 2004, dated March 3, 2005 (pages 82 to 85 inclusive), in the Activity Report Q1 2005, dated May 27, 2005 (pages 66 and 67) and in the Activity Report Q2 2005, dated September 8, 2005 (pages 72 and 73), which may also be consulted at *www.dexia.com*. At Dexia Bank Nederland, the preparation of the processing of settlements in line with the "Duisenberg" agreement was successfully concluded in October 2005, and these different settlement possibilities are now fully operational. More than 75,000 clients already deliberately applied for them. On the legal side, no major developments had to be noted. We refer to previous quarterly reports for more information on Dexia's legal position. Most courts are postponing proceedings, as Dexia Bank Nederland and the Foundations Leaseverlies and Eegalease, the Consumentenbond (Consumers' Association) and the Vereniging van Effectenbezitters (Dutch Association of Security holders) have announced that they will apply for a declaration of binding force with the Court of Appeal in Amsterdam, based on the newly introduced "Law on Collective Settlement of Mass-Damage". In case the

Court follows this request, all relevant clients who do not "opt-out" within a certain number of months, will be bound to the Duisenberg agreement. The filing of this request is planned in November 2005, and will further postpone most court proceedings.

Update of the disclosure on Lernout & Hauspie

The involvement of Dexia SA and Dexia Bank Belgium in the Lernout & Hauspie file has been described in the annual report "Accounts and reports 2004" (page 96, heading D) as well as on page 73 of the Activity Report Q2 2005. No significant developments have taken place since then.

DEXIA – (A) RECONCILIATION OF THE ASSETS AS OF JANUARY 1, 2004

ASSETS

	in millions of EUR	At Dec. 31, 2003 under Dexia GAAP	Difference	Note	At Jan. 1, 2004 under EU GAAP		
I.	Cash, central banks and postal checking accounts	3,010	1,478	1	4,488	I.	Cash and balances with central banks
II.	Government securities eligible for central bank refinancing	5,977	(5,977)				
III.	Interbank loans and advances	29,696	(1,884)	1	27,812	II.	Due from banks
IV.	Customer loans	161,941	2,483	2	164,424	III.	Loans and receivables to customers
V.	Bonds and other fixed-income securities	115,351	11,006	3	126,357		*Total: IV + V + VI + VII*
	A. Banking activity and other	*101,719*			17,488	IV.	Loans and securities held for trading
	1. Government bonds	*38,269*			0	V.	Loans and securities designated at fair value
	2. Other bonds	*63,450*			108,036	VI.	Loans and securities available for sale
	B. Insurance activity	*13,632*			833	VII.	Loans and securities held to maturity
VI.	Equities and other variable-income securities	5,157	(5,157)				
	A. Banking activity and other	*1,878*					
	B. Insurance activity	*3,279*					
			18,182	*4*	18,182	VIII.	Net positive value of derivatives
				5	0	IX.	Fair value revaluation of portfolio hedge
VII.	Long-term investments	1,443					
	A. Investments accounted for by the equity method	*526*	*175*	*6*	701	X.	Investments in associates
	B. Investments at cost	*917*	*(917)*				
	1. Banking activity and other	*849*					
	2. Insurance activity	*68*					
VIII.	Intangible assets	949	(232)	6	717	XII.	Intangible assets and goodwill
	A. Formation expense and other intangible assets	*232*					
	B. Goodwill arising on consolidation	*717*					
IX.	Property and equipment	1,811	(295)	7	1,516	XI.	Tangible fixed assets
XII.	Treasury stock	425	(425)				
XIII.	Other assets	6,125	409		6,534		*Total: XIII + XIV + XV*
	A. Banking activity and other	*5,403*		*8*	*617*	*XIII.*	*Tax assets*
	B. Insurance activity	*722*		*9*	*5,853*	*XIV.*	*Other assets*
XIV.	Accruals and other assets	18,003	(18,003)	10	*64*	*XV.*	*Non-current assets held for sale*
	Total assets	**349,888**	**842**		**350,730**		**Total assets**

NOTES TO THE ASSETS

The explanations given below are meant to explain the major changes as well as the special points of attention.

1. The monetary reserves to the Central Bank have been reclassified from "III. Interbank loans and advances" (Dexia GAAP) to "I. Cash and balances with central banks" (EU GAAP).

2. The increase is mainly due to a reclassification of bonds that were recorded in "V. Bonds and other fixed-income securities" (Dexia GAAP) but which were not quoted and have been considered as loans to customers under IAS 39. To a lesser extent, it is also due to leasing contracts that have been requalified from operational leases to financial leases (previously in "IX. Property and equipment" under Dexia GAAP) and to some provisions for credit risk, including the generic provision of Legiolease, which were classified under "VI.A. Provisions for contingencies and charges" (Dexia GAAP) and now deducted from the related assets as specific impairment.

3. Loans and securities are classified among different headings under Dexia GAAP:
   - II. Government securities eligible for central bank refinancing
   - V. Bonds and other fixed-income securities
   - VI. Equities and other variable-income securities
   - VII.B. Long-term investments: Investments at cost
   - XII. Treasury stock

   Under EU GAAP, loans and securities are divided into different headings:
   - IV. Loans and securities held for trading (HFT)
   - V. Loans and securities designated at fair value (FV): this heading can only be used as from January 1, 2005, as this possibility only exists when IAS 39 is applicable. This heading will include the unit-linked products as from January 1, 2005.
   - VI. Loans and securities available for sale (AFS). Note: in 2004, it also includes the treasury shares that will be deducted from equity as from January 1, 2005.
   - VII. Loans and securities held to maturity (HTM)

4. This heading mainly includes the accrued interests and derivative premiums on derivatives, which are mostly in "XIV. Accruals and other assets" in Dexia GAAP. No fair value adjustment is recorded in 2004 as IAS 39 will be applied as from 2005.

5. This heading, which will include the interest rate fair value revaluation of the hedged items included in a portfolio hedge (European portfolio hedge), is not used in 2004 as IAS 39 is only applicable as from January 1, 2005.

6. Goodwill on "VII.A. Investments accounted for by the equity method" (Dexia GAAP) is now a part of "X. Investments in associates" (EU GAAP).

7. The adjusting element is the reclassification of assets leased out from operational lease under Dexia GAAP to financial lease under EU GAAP.

8. This heading includes the tax assets and deferred taxes, that were included in "XIII. Other assets" (Dexia GAAP) plus the deferred tax adjustments on first time adoption of EU GAAP.

9. Other assets mainly include accrued income (non-interest related), prepayments and other accounts receivable. They also include insurance products (reinsurance, insurance premiums receivables, etc.), construction contracts, inventories, assets relating to employee benefit obligations.

10. According to IFRS 5, this heading includes the assets held for sale (mainly a building in France sold in 2004 and some hub-and-spoke branches in Belgium).

DEXIA – (B) RECONCILIATION OF THE LIABILITIES AND EQUITY AS OF JANUARY 1, 2004

LIABILITIES AND EQUITY

	in millions of EUR	At Dec. 31, 2003 under Dexia GAAP	Difference	Note	At Jan. 1, 2004 under EU GAAP		
I.	Interbank loans and deposits	68,088	145		68,233	I.	Due to banks
II.	Customer deposits	92,343	(7,264)	1	85,079	II.	Customer borrowings and deposits
			5,514	1	5,514	III.	Liabilities held for trading
			0	2	0	IV.	Liabilities designated at fair value
			0	3	0	VI.	Fair value revaluation of portfolio hedge
III.	Debt securities	134,905	1,561	4	136,466	VII.	Debt securities
IV.	Other liabilities	4,108	1,807	5	5,915	XII.	Other liabilities
V.	Accruals and other liabilities	20,886	(825)	6	20,061	V.	Net negative value of derivatives
VI.	Provisions						
	A. Provision for contingencies and charges	1,282	(191)	7	1,091	X.	Provisions and other obligations
	B. Provisions for deferred taxes	644	274	8	918	XI.	Tax liabilities
	C. Technical provisions of insurance activity	10,153	(143)	9	10,010	IX.	Technical provisions of insurance companies
VII.	General Banking Risks Reserve	1,793	(1,793)		0		
VIII.	Subordinated debt and hybrid capital instruments	5,411	109	10	5,520	VIII.	Subordinated and convertible debts
					0	XIII.	Non-current liabilities held for sale
	Total debts	**339,613**	**(804)**		**338,809**		**Total liabilities**
IX.	Capital stock	4,786			4,786	XIII.	Subscribed capital
X.	Additional paid-in capital	8,915			8,915	XIV.	Additional paid-in capital
XI.	Retained earnings	2,501			(2,267)	XVII.	Reserves and retained earnings
XII.	Revaluation reserve	8			0	XV.	Treasury shares
XIV.	Negative goodwill	333			0	XVIII.	Net income for the period
XIV.b	Goodwill deducted from equity	(6,602)					
	Subtotal	9,941	1,493		11,434		Core shareholders' equity
XV.	Cumulative translation adjustments (+/-)	(151)	151		0	XIX.	Gains and losses not recognized in the statement of income
	Total equity of the Group	9,790	1,644	11	11,434		Total shareholders' equity
XVI.	Minority interests	485	2		487	XX.	Minority interests
					0	XXI.	Discretionary participation features of insurance contracts
	Total equity	**10,275**	**1,646**		**11,921**		**Total equity**
	Total liabilities and shareholders' equity	**349,888**	**842**		**350,730**		**Total liabilities and equity**

NOTES TO THE LIABILITIES AND EQUITY

The explanations given below are meant to explain the major changes as well as the special points of attention.

1. "II. Customer deposits" (Dexia GAAP) include:
   - trading short positions on interest rate, which are transferred to "III. Liabilities held for trading" (EU GAAP);
   - some debts issued by FSA, which are now considered as "VII. Debt securities" under EU GAAP.

2. This heading can only be used as from January 1, 2005, as this possibility only exists when IAS 39 is applicable and will include:
   - the technical reserves of unit-linked products as from January 1, 2005 – similar as note 3 of the assets;
   - the liabilities with embedded derivatives that can not be bifurcated.

   Regulation does not allow the possibility to designate liabilities at fair value except when allowed by EC directives and regulations, which is the case for the above two elements.

3. Similar as note 5 of the assets.

4. Issued premiums and discounts included in "XIV. Accruals and other assets" and "V. Accruals and other liabilities" in Dexia GAAP are now allocated to their related assets and liabilities, the main item being "VII. Debt securities" under EU GAAP. This heading also includes debts issued by FSA as explained in note 1 above.

5. The increase comes from the reclassification, from "V. Accruals and other liabilities" (Dexia GAAP) of accruals, now recorded under this heading. Liabilities of insurance companies (insurance products) are also recorded under this heading.

6. Similar as note 4 of the assets.

7. The changes come from the constitution of employee benefits provisions according to IAS 19, the reversal of provisions that were not IAS 37 compliant, and by the fact that some provisions for credit risk, including the generic provision of Legiolease, are now deducted from their related assets – see note 2 of the assets.

8. Includes current tax payables included in "IV. Other liabilities (Dexia GAAP), deferred taxes in "VI. B. Provisions for deferred taxes" (Dexia GAAP), and deferred taxes on changes in accounting principles, mainly on reversal of provisions for risks and charges.

9. This line will be impacted on January 1, 2005, when all insurance products that IFRS does not qualify as such will be reclassified as financial liabilities. Unit-linked product provisions included under this heading in 2004 will be transferred to "IV. Liabilities designated at fair value" (EU GAAP) in 2005.

10. The main impact comes from the fact that "VIII. Subordinated debt and hybrid capital instruments" (Dexia GAAP) did not include the non-subordinated but convertible debts.

11. Total shareholders' equity in EU GAAP includes the total equity of the Group under Dexia GAAP, the adjustments coming from the first adoption of EU rules (reclassification of "VII. General Banking Risks Reserve" (Dexia GAAP) and other adjustments for an amount of EUR -148 million). Further explanations are given on page 77 of this report.

DEXIA – (C) RECONCILIATION OF THE STATEMENT OF INCOME AS OF SEPTEMBER 30, 2004

	in millions of EUR	At Sept. 30, 2004 under Dexia GAAP (as published)	Difference	Note	At Sept. 30, 2004 under EU GAAP		
I.	Interest income	10,314	31,596	1	41,910	I.	Interest income
II.	Interest expenses	(8,012)	(31,203)	1	(39,215)	II.	Interest expense
III.	Income from variable - income securities	59	24		83	III.	Dividend income
			53	2	53	IV.	Net income from associates
			151		151	V.	Net trading income and result of hedge accounting
			155	3	155	VI.	Net income on investments
IV.	Commission income	902	(12)		890	VII.	Commission income
V.	Commission expenses	(149)	11		(138)	VIII.	Commission expense
VI.	Income from financial transactions	316	(316)				
VII.	Other banking income	237					
X.	Other banking expense	(194)	5	4	48	X.	Other net income
XXII.	Technical and financial margin of insurance activities	582	(334)	5	248	IX.	Technical margin of insurance activities
	Net banking income	**4,055**	**130**		**4,185**	**Income**	
VIII.	General operating expense			6			
	A. Staff costs	(1,062)	(61)		(1,123)	XI.	Staff expense
	B. Other general operating expense	(682)	3		(679)	XII.	General and administrative expense
	C. Network commissions	(264)	1		(263)	XIII.	Network costs
	D. Deferred acquisition costs	(37)	0		(37)	XV.	Deferred acquisition costs
IX.	Depreciation and amortization	(196)	33		(163)	XIV.	Depreciation and amortization
	Operating income before allowances	**1,814**	**106**		**1,920**		
XI.	Net allowances for loans losses and off balance sheet items	(24)	1		(23)	XVI.	Impairment on loans and provisions for credit commitments
				7	(1)	XVII.	Impairment on tangible and intangible assets
XII.	Net gains and recoveries on long-term investments	46	(46)				
XIII.	Net allocation to the general banking Risks Reserve	(1)		8			
XIV.	Amortization of goodwill of fully-consolidated companies	(36)	20	9	(16)	XVIII.	Impairment on goodwill
	Operating income after allowances	**1,799**	**81**		**1,880**	**Net income before tax**	
XVII.	Corporate income tax	(422)	(9)		(431)	XIX	Tax expense
XVIII.	Income and losses from companies accounted for by equity method	54	(54)				
XIX.	Amortization of goodwill of companies accounted for by the equity method	(11)	11				
	Net income before minority interests	**1,420**	**29**		**1,449**	**Net income**	
XX.	**Minority interests**	**53**	**0**		**53**	**Attributable to minority interest**	
XXI.	**Net income - part of the group**	**1,367**	**29**		**1,396**	**Attributable to shareholders of the company**	

NOTES TO THE STATEMENT OF INCOME

1 "I. Interest income" and "II. Interest expense" include in EU GAAP the interest on swap used as trading instruments while those interest were recognized in heading "VI. Income from financial transactions" in Dexia GAAP on a net basis.

2 "IV. Net income from associates" is in income under EU GAAP while in Dexia GAAP, it was reported after the operating income, in heading "XVIII. Income and losses from companies accounted for by the equity method". Moreover, amortization of goodwill was allowed in Dexia GAAP while it is no more the case in IFRS: only impairments on goodwill are booked if necessary.

3 "VI. Net income on investments" includes the net gains and recoveries on long-term investments (heading XII. under Dexia GAAP) and the capital results on sale of property (which were included in heading IX. under Dexia GAAP for EUR 27 million in Q3 2004).

4 "X. Other net income" includes the recognition of result at stage of completion of EUR 10 million that is taken at end of contract in Dexia GAAP.

5 "IX. Technical margin of insurance activities" differs from heading XXII. in Dexia GAAP because the financial margin of insurance companies is now spread through the statement of income in the appropriate heading relating to the operation.

6 Impact on operating expense seems immaterial but is composed of compensating items that are explained in the reconciliation of Net income – Group share of 2004.

7 Depreciation and impairment on tangible and intangible assets were booked together under IX. Dexia GAAP heading while under IFRS GAAP they are presented separately: depreciation and amortization are in the general operating expense while impairment is under gross operating income.

8 Net allocation to the GBRR is no more allowed.

9 "XVIII. Impairments on goodwill" under EU GAAP differs from heading XIV. under Dexia GAAP because goodwill is no longer amortized under EU GAAP but only impaired, if necessary. In Dexia GAAP both were required.

DEXIA – (D) RECONCILIATION OF NET INCOME – GROUP SHARE AS OF SEPTEMBER 30, 2004 AND DECEMBER 31, 2004

in millions of EUR	Sept. 30, 2004	Dec. 31, 2004	Note
Total impact on Net income – Group share	+29	+50	
General banking risks reserve	*+0*	*+0*	
Other items	*+29*	*+50*	
Intangible fixed assets	+83	+103	1
Amortization of negative goodwill	-11	+14	2
Tangible fixed assets	+11	+18	3
Income recognition	+10	-1	4
Provision for retirement and similar	-41	-38	5
Other provisions	+6	-4	6
Share-based payments	-14	-24	7
Deferred taxes	-12	-11	8
Other	-3	-7	
Net income – Group share under Dexia GAAP	1,367	1,772	
Net income – Group share under EU GAAP	1,396	1,822	
Difference between EU/Dexia GAAP	+29	+50	

NOTES

1. Amortization of goodwill is cancelled under EU GAAP (Q3 2004: EUR 39 million; full year 2004: EUR 51 million). Formation expense was deducted from opening equity and there is no more amortization (Q3 2004: EUR 18 million; full year 2004: EUR 23 million). Depreciation of software can only start when they are available for use (Q3 2004: EUR 22 million; full year 2004: EUR 23 million).

2. Includes amortization of negative goodwill on Dexia Hypothekenbank (Q3 2004: EUR 11 million; full year 2004: EUR 15 million) and the unamortized goodwill deducted from equity taken into charges in Dexia GAAP in Q4 2004 on Kempen & Co for EUR 29 million.

3. The impact comes from the fact that amortization of buildings can only start when available for use and from the requalification of operational leases to financial leases. The impairment on a building recorded in 2004 under Dexia GAAP has been reversed for EUR 10 million under EU GAAP.

4. Q3 2004 includes mainly a result recorded based on stage of completion (IAS 11) for EUR 10 million. As Dexia changed his valuation rules in Q4 2004, the adjustment does no longer exist for the year 2004 under EU GAAP.

5. The 2004 impact comes mainly from the cancellation of the utilization of a provision for restructuration provided for in 2004 in Dexia GAAP for EUR 30 million.

6. The impact is composed of reversals of 2004 allowances of provisions not IFRS compliant (mainly the AGDL provision) and the cancellation of reversals of provisions that were not considered as IFRS compliant as of January 1,2004.

7. Stock options were granted in Q3 2004 and capital increases took place in Q4 2004.

8. The adjustment comes from the tax impacts on above-mentioned adjustments.

DEXIA – (E) RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF JANUARY 1, SEPTEMBER 30 AND DECEMBER 31, 2004

in millions of EUR	Jan. 1, 2004	Sept. 30, 2004	Dec. 31, 2004
Total impact on shareholders' equity*	+1,644	+1,698	+1,704
General banking risks reserve	*+1,793*	*+1,793*	*+1,793*
Other items	*-149*	*-95*	*-89*
Intangible fixed assets	-45	+30	+50
Tangible fixed assets	+24	+35	+42
Income recognition	-4	+7	-5
Provision for retirement and similar	-379	-420	-416
Other provisions	+183	+188	+179
Deferred taxes	+77	+65	+65
Other	-5	+0	-4
Shareholders' equity under Dexia GAAP	+9,790	+10,014	+10,464
Shareholders' equity under EU GAAP	+11,434	+11,712	+12,168
Difference between EU/Dexia GAAP	+1,644	+1,698	+1,704
	(see Note 1)	(see Note 2)	

* Including net income – Group share of the period.

1. NOTE TO THE RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF JANUARY 1, 2004

The shareholders' equity includes the equity under Dexia accounting policies and the adjustments coming from the first adoption of EU rules. The main impact comes from the reclassification of the "VII. General Banking Risks Reserve" (Dexia GAAP) in equity in 2004.

The first time adoption of EU GAAP on January 1, 2004 (except IAS 32&39 and IFRS4) leads to an increase by EUR 1,644 million of the shareholder's equity (capital and reserves), from EUR 9,790 million under the previous standards to EUR 11,434 million under the new standards. This increase stems from (pre-tax impacts):

– General banking risks reserve	EUR	+1,793 million
– Obligations regarding employee benefits	EUR	-379 million
– Reversal of provisions not compliant	EUR	+183 million
– Adjustments of tangible assets	EUR	+24 million
– Adjustments of intangible assets	EUR	-45 million
– Income recognition	EUR	-4 million
– Deferred taxes	EUR	+77 million
– Other adjustments	EUR	-5 million

Comments:

– General banking risks reserve: EUR +1,793 million

The amount is transferred to equity as required by IAS 30.

– Obligations regarding employee benefits: EUR -379 million

In 2003, the actuary Mercer was contracted to make calculations for some plans and review all employee benefits to ensure consistency of the methodology used when other actuaries did the calculations. Actuarial assumptions have been harmonized in the Group for discount rate, return on assets and inflation by geographic area. The main impact on equity comes from the fact that defined benefit pension obligations are calculated based on local legislation, that does not consider any salary increases, whereas under IAS 19 these are taken into account. Some advantages are not valued under local GAAP and have been provided for. Termination benefit provisions were reviewed taking into account the expected number of employees that will accept the prepension offers made by the company. The Group will use the corridor to decrease the volatility of the statement of income.

– Reversal of provisions not compliant: EUR +183 million

This adjustment relates primarily to the reversal of the provision for AGDL (Association for the Guarantee of Deposits) of

Dexia BIL, in Luxembourg, for EUR 80 million. The remaining reversed provisions are maintenance provisions, restructuration costs not IAS 19&37 compliant, litigation claims, etc.).

- Adjustments on tangible assets: EUR +24 million

Some of the leasing contracts granted by the companies of the Group to customers have been requalified from operating leases to finance leases or vice versa, leading to a net decrease of tangible fixed assets and an increase in customers loans. The impact on equity is EUR +33 million before taxes. Impairment tests have been performed on buildings, leading to an impairment of EUR 16 million. The depreciation basis of some tangible assets was reviewed and led to a reversal of accumulated depreciation of EUR 8 million. The Group has chosen to apply the historic cost basis for its assets, including its investments properties, and will therefore not revalue them by equity or statement of income in the future.

- Adjustments of intangible assets: EUR -45 million

Restructuring costs have been capitalized and depreciated under Dexia accounting policies. The net amount of EUR 44 million as of January 1, 2004 has been reversed as such expense cannot be capitalized under those standards. Intangible assets relate mainly to software. The Dexia accounting policy was based on IAS 38 and therefore any resulting adjustments were not material.

- Income recognition: EUR -4 million

This adjustment arises from debit card revenues recognized over their life in one company of the Group. Most of the revenues, mainly commissions, arising from the Group's activities are already recognized on an accrual basis over the life of the underlying transaction.

- Deferred taxes: EUR +77 million

The Group decided to calculate its deferred tax based on IAS 12 in 2003 within Dexia accounting policies. Deferred tax is therefore the result of accounting change impacts, mainly due to the employee benefits and the reversal of provisions, which are not IFRS compliant. The adjustment also includes a provision for undistributed reserves of associates.

2. NOTE TO THE RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF SEPTEMBER, 2004 AND DECEMBER 31, 2004

The closing shareholders' equity reconciliation can be mainly explained by the addition of the notes on the opening equity reconciliation and the comment on the result of the period reconciliation.

DEXIA – (F) RECONCILIATION OF THE ASSETS AS OF JANUARY 1, 2005

ASSETS

	in millions of EUR	Without IAS 32&39 and IFRS 4 Dec. 31, 2004	Impact of IAS 32&39 and IFRS 4	Notes	With IAS 32&39 and IFRS 4 Jan. 1, 2005
I.	Cash and balances with central banks	3,717	0		3,717
II.	Due from banks	41,417	2,861	1	44,278
III.	Loans and advances to customers	168,607	1,988	1	170,595
IV.	Loans and securities held for trading	13,860	(3,305)	2	10,555
V.	Loans and securities designated at fair value	0	6,066	2	6,066
VI.	Loans and securities available for sale	126,005	199	3	126,204
VII.	Loans and securities held to maturity	2,819	465		3,284
VIII.	Net positive value of derivatives	20,719	6,823	4	27,542
IX.	Fair value revaluation of portfolio hedge	0	982	5	982
X.	Investments in associates	757	5		762
XI.	Tangible fixed assets	1,633	0		1,633
XII.	Intangible assets and goodwill	736	0		736
XIII.	Tax assets	704	98		802
XIV.	Other assets	8,437	311		8,748
XV.	Non-current assets held for sale	22	0		22
	Total assets	389,433	16,493		405,926

NOTES

1. The increase of headings II. and III. mainly comes from fair value hedge adjustments and reclassification from other headings.

2. Unit-linked products (EUR 3,300 million) reported in "IV. Trading assets" are now reported in heading "V. Loans and securities designated at fair value". Selected bonds have been recorded as designated at fair value to offset the volatility of some derivatives.

3. Heading "VI. Loans and securities available for sale" increases due to adjustments to market value recorded in AFS reserves or retained earnings in case of fair value hedge. Treasury shares, which are in this heading in 2004, are reported in deduction of equity as from January 1, 2005.

4. The increase of heading "VIII. Net positive value of derivatives" is due to the marking to market of derivatives as from January 1, 2005.

5. The impact of the interest rate fair value revaluation of hedged items included in the portfolio hedge (mainly loans) is reported in heading IX.

DEXIA – (G) RECONCILIATION OF THE LIABILITIES AND EQUITY AS OF JANUARY 1, 2005

LIABILITIES

in millions of EUR		Without IAS 32&39 and IFRS 4 Dec. 31, 2004	Impact of IAS 32&39 and IFRS 4	Notes	With IAS 32&39 and IFRS 4 Jan. 1, 2005
I.	Due to banks	88,830	(1,360)	1	87,470
II.	Customer borrowings and deposits	90,022	3,033	1	93,055
III.	Liabilities held for trading	2,088	(19)		2,069
IV.	Liabilities designated at fair value	0	3,874	2	3,874
V.	Net negative value of derivatives	24,353	11,943	3	36,296
VI.	Fair value revaluation of portfolio hedge	0	1,004	4	1,004
VII.	Debt securities	145,369	732	1	146,101
VIII.	Subordinated and convertible debt	5,043	227	1	5,270
IX.	Technical provisions of insurance companies	12,518	(3,951)	2	8,567
X.	Provisions and other obligations	1,133	(9)		1,124
XI.	Tax liabilities	1,052	458		1,510
XII.	Other liabilities	6,373	139		6,512
XIII.	Non-current liabilities held for sale	0	0		0
	Total liabilities	**376,781**	**16,071**		**392,852**

EQUITY

XIV.	Subscribed capital	4,825	0		4,825
XV.	Additional paid-in capital	8,993	0		8,993
XVI.	Treasury shares	0	(584)		(584)
XVII.	Reserves and retained earnings	(1,546)	(975)		(2,521)
XVIII.	Net income for the period	0	0		0
	Core shareholders' equity	**12,272**	**(1,559)**		**10,713**
XIX.	Gains and losses not recognized in the statement of income	(104)	1,768		1,664
	Total shareholders' equity	**12,168**	**209**		**12,377**
XX.	Minority interests	484	(11)		473
XXI.	Discretionary participation features of insurance contracts	0	224		224
	Total equity	**12,652**	**422**		**13,074**
	Total liabilities and equity	**389,433**	**16,493**		**405,926**

NOTES

1. The changes in headings I., II., VII. and VIII. come from the impacts of fair value hedges, reclassifications and first application of IFRS 4.
2. Some insurance products are considered as financial liabilities as from January 1, 2005 if they do not meet the criterias of IFRS 4. Unit-linked products (branch 23) are transferred from heading "IX. Technical provisions of insurance companies" to heading "IV. Liabilities designated at fair value".
3. The value of the derivatives increases as they are marked-to-market as from January 1, 2005.
4. The heading "VI. Fair value revaluation of portfolio hedge" is similar to the heading IX. of assets but the hedged liabilities are core deposits from customers.

DEXIA – (H) RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF JANUARY 1, 2005

in millions of EUR	Jan. 1, 2005	Notes
Total impact on shareholders' equity	+209	
General banking risks reserve	*0*	
Other items	*+209*	
Income recognition	+31	1
Other provisions	+10	2
Provision for catastrophe and equalization (insurance activities)	+27	3
Valuation adjustments of assets and liabilities	-32	4
Provisions and impairments on financial assets	-195	5
Embedded derivatives	-45	6
Impact of fair value hedges and derivatives	-1,098	7
Treasury shares	-584	8
Impact on AFS reserve	+2,345	9
Impact on CFH reserve	+32	10
Deferred taxes	-285	11
Other	+3	
Shareholders' equity		
Without IAS 32&39 and IFRS 4 as of December 31, 2004	12,168	
With IAS 32&39 and IFRS 4 as of January 1, 2005	12,377	
Impact of IAS 32&39 and IFRS 4	+209	

NOTES

1. Indemnities on prepayments must sometimes be taken directly into result or be spread on the term of the new loan depending on the conditions of the new transaction. In Dexia GAAP, most of the indemnities were spread, under EU GAAP, a part of them had to be taken into result and has been added to opening equity.

2. The adjustment is mainly related to provisions regarding financial products that were not considered as IAS 39 compliant.

3. Those provisions had to be reversed following requirement of IFRS 4.

4. Transactions costs regarding loans and securities have been capitalized for EUR 95 million, while the value of some debts have been adjusted following IAS 32&39 requirements for EUR -127 million.

5. This heading includes the impact of impairments on shares, the cancellation of lower or cost and market impairments, the reversal of country risks and general provisions and the constitution of additional specific and collective impairments.

6. Some assets purchased and debts issued include embedded derivatives that have been bifurcated, with an impact on reserves.

7. All fair value hedge relations existing on December 31, 2004 have to be considered as such as of January 1, 2005. Macro-hedging relationships were reversed as of January 1, 2005 and few cash flow hedge relations were existing in Dexia GAAP. As from January 1, 2005, all hedging relationships have to be designated, documented and tested in conformity with IAS 39. The fair value hedge impacts amount EUR +2.3 billion on loans, EUR +2.9 billion on securities and EUR -1.9 billion on debts on January 1, 2005, or a net of EUR +3.3 billion on

equity. The impact of the derivatives, net of market value adjustment on bonds recorded in assets designated at fair value, is EUR -4.4 billion, resulting in a decrease of equity of EUR 1.1 billion before tax. The main impact comes from the fact that Dexia was managed under local GAAP in 2004 and that IAS 39 hedging relationships were only put in place as from January 1, 2005.

8. Treasury shares are deducted from equity as from January 1, 2005. Derivatives on treasury shares are reported in the same heading. This explains why the amount of treasury shares is not the same as that on December 31, 2004.

9. This adjustment includes revaluation (before tax impact) of shares and bonds to market value in a separate line of equity.

10. The existing cash flow hedge relationships existing on December 31, 2004 are continued on January 1, 2005 if they meet the criterias of IAS 39.

11. Deferred tax impact is composed of deferred tax on AFS adjustments and cash flow hedge adjustments which are reported net of tax in a separate caption of equity, and tax impact on other adjustments having an impact in retained earnings.

REVIEW REPORT OF THE AUDITORS

To the Shareholders and Board of Directors of Dexia SA

We have reviewed the accompanying condensed consolidated interim balance sheet of Dexia SA as of September 30, 2005 and the related condensed consolidated interim statements of income, cash flows and changes in shareholders' equity for the nine months then ended. This condensed consolidated interim financial information is the responsibility of the Board of Directors of Dexia. Our responsibility is to issue a report on this condensed consolidated interim financial information based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance about whether the condensed consolidated interim financial information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information has not been properly prepared, in all material respects, in accordance with the basis set out in note 1 to the condensed consolidated interim financial information, which explains Dexia's transition to accounting standards adopted for use in the EU and that this interim financial information has been prepared in accordance with those standards issued and effective or issued and early adopted as at the time of preparing these statements.

Without qualifying our opinion, we draw attention to note VI of the condensed consolidated interim information, which provides updated information on the legal proceedings the Group is facing on Legiolease securities issue in the Netherlands, and to note I to the condensed financial statements, explaining Dexia's transition to accounting standards adopted for use in the EU, which states that the accounting standards adopted for use in the EU that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information and that, accordingly, there is a possibility that the comparative information to be presented in the first complete set of financial statements for the financial year ended December 31, 2005 and in the condensed consolidated financial statements at September 30, 2006 may differ from the financial information in the accompanying condensed consolidated interim information.

November 17, 2005

The Board of Auditors,

PRICEWATERHOUSECOOPERS
Reviseurs d'Entreprises SCCRL
Represented by
R. Peirce

MAZARS & GUERARD
Reviseurs d'Entreprises SCCRL
Represented by
X. Doyen

CONTACTS

Robert Boublil,
Director of Investor Relations
e-mail: robert.boublil@dexia.com

Investor Relations Officers

Brussels	Paris
Fax: (32) 2 213 57 80	Fax: (33) 1 43 92 71 07
Peter De Baere	Jim Root
Tel.: (32) 2 213 57 46	Tel.: (33) 1 43 92 83 93
e-mail: peter.debaere@dexia.com	e-mail: jim.root@dexia.com
Anne Garsoux	Christian Daumann
Tel.: (32) 2 213 57 49	Tel.: (33) 1 43 92 82 54
e-mail: anne.garsoux@dexia.com	e-mail: christian.daumann@dexia.com

Activity reports, presentations, press relases and other financial information
are available on www.dexia.com/e/you-are/investor.php

FINANCIAL CALENDAR

DATES	EVENTS
March 2, 2006	Publication of the 2005 results
May 10, 2006	Annual Shareholders' Meeting
May 23, 2006	Publication of the results as of March 31, 2006
September 5, 2006	Publication of the results as of June 30, 2006
November 16, 2006	Publication of the results as of September 30, 2006

Dexia SA
Square de Meeûs 1
B-1000 Brussels

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

Investor Relations Department

Square de Meeûs 1
B-1000 Brussels
Tel.: (32) 2 213 57 46 - 57 49
Fax: (32) 2 213 57 80

11, quai André Citroën
75901 Paris cedex 15
Tel.: (33) 1 43 92 83 93 - 82 54
Fax: (33) 1 43 92 71 07